Master Sale and Purchase Agreement

between

Siemens AG,
a stock corporation (Aktiengesellschaft) organized under the laws of Germany with its registered seat in Munich and Berlin, Germany, and registered in the commercial register of the local court (Amtsgericht) of Munich under HRB 6684 and in the commercial register of the local court (Amtsgericht) of Berlin-Charlottenburg under HRB 12300, whose registered office is at Wittelsbacherplatz 2, 80333 Munich, Germany
("Seller")
and
Cerner Corporation, a Delaware corporation
with its principal business office at 2800 Rockcreek Parkway, North Kansas City, Missouri 64117, United States of America

("Purchaser")
(Seller and Purchaser each a "Party"
and collectively the "Parties")

dated 5 August 2014

Preamble
WHEREAS

(A)	Seller directly and indirectly through the Local Sellers operates the Business as defined in Annex A (the "Business").

(B)	Seller and the Local Sellers intend to sell the Business to Purchaser and its Affiliates pursuant to the terms and conditions of this Agreement and the other Transaction Documents.

(C)
Purchaser intends to purchase and – in part through certain of its Affiliates – to accept the transfer of the Business pursuant to the terms and conditions of this Agreement and the other Transaction Documents.

NOW, THEREFORE, THE PARTIES AGREE AS FOLLOWS:
On 4./5 August 2014, reference deeds, notarial deed Nr. 4030/2014 and 4031/2014 of the Notary public Dr. Bernhard Schaub, Munich, have been recorded on behalf of the Parties, subject to their approval. Reference is made to these deeds. The reference deeds have been on hand in original while notarization. The content of the reference deeds is known by the parties, the parties permit the content of the reference deeds and approve these deeds. The parties waived their right to have them read out aloud by the Notary and to attach them to this deed. As far as reference is made in this Master Sale and Purchase Agreement to Annexes/Schedules, the Annexes/Schedules are attached to the reference reeds, if not otherwise stated in the Master Sale and Purchase Agreement.

Article 1Definitions and Interpretation

1.1	Definitions
Capitalised terms used in this Agreement shall have the meaning as set forth in Annex 1.1.

1.2	Interpretation

1.2.1
A reference to any statute or statutory provision shall be construed as a reference to the same as it has been in force as of the Signing Date, unless indicated otherwise. The table of contents and headings of the Articles in this Agreement, the other Transaction Documents or in any Annex to this Agreement are for convenience and reference purposes only and shall not affect in any way the meaning or interpretation of any of the provisions. The word "including" and words of similar import when used in this Agreement will mean "including, without limitation", unless otherwise specified.

1.2.2	Annexes/Schedules hereto form an integral part of this Agreement and any reference to this Agreement shall include all such Annexes/Schedules.

1.2.3
In this Agreement where a German term has been inserted, it alone (and not the English term to which it relates) shall prevail for the purpose of the interpretation of the relevant English term in this Agreement. References to any German legal term or any other German legal concept shall, in respect of any jurisdiction other than Germany, be interpreted to include the legal concept which most nearly approximates the German legal term or concept in that jurisdiction.

1.2.4
To the extent this Agreement or any other Transaction Document imposes any obligations on a Person which is not a Party to this Agreement or such other Transaction Document, such clause shall be read as an obligation of the relevant Party or Parties, as the case may be, to cause such Person to act as provided by this Agreement or such other Transaction Document.

Article 2    Sale of the Business

2.1	The Business
Seller conducts the Business through integrated business units operated and owned by Seller and several of its Affiliates (each Affiliate which owns any of the Entire Transferred Assets, is a party to any of the Assumed Contracts or is a debtor to any of the Assumed Liabilities, a "Local Seller") in various countries and in Austria, also through ITH icoserve technology for healthcare GmbH ("ITH"), a company in which Siemens AG Österreich holds a share corresponding to a participation of 69.1% (the "ITH Share"). The Local Sellers as well as the relevant countries are listed in Annex 2.1.

2.2	Subject Matter of Sale
Upon the terms and conditions set forth in this Agreement and the other Transaction Documents, Seller hereby undertakes to sell, and to cause its applicable Affiliates to sell, to Purchaser or to Purchaser's Designated Purchasers, and Purchaser hereby undertakes to purchase, and to cause its Designated Purchasers to purchase, at the Closing and with economic effect as of the Effective Date, the Business consisting of the Entire Transferred Assets and the Assumed Liabilities.

2.3	Transfer of Risk
Upon the terms and conditions set forth in this Agreement and the other Transaction Documents, the commercial benefits and burdens of the Entire Transferred Assets and the Assumed Liabilities shall accrue to Purchaser (directly or through its Designated Purchasers) as of the Effective Date, and Purchaser (directly or through its Designated Purchasers) shall operate the Business on its own account from the Effective Date going forward.

2.4	Implementation of Sale and Transfer of Business
To implement the sale and transfer of the Business, at or prior to the Closing, the Parties shall enter into and shall cause the relevant Local Seller and Designated Purchasers to enter into Local Asset Transfer Agreements for the countries listed in Annex 2.1 in accordance with Article 12.

2.5	Wrong Pocket Assets and Liabilities
Upon the terms and conditions set forth in this Agreement and the other Transaction Documents, if, following the Closing, any right, contract, asset or liability (a) pertaining to the Entire Transferred Assets or Assumed Liabilities remained with Seller or an Affiliate of Seller in deviation from the terms and conditions of this Agreement or any other Transaction Document, Seller or the relevant Affiliate of Seller (as the case may be) shall transfer without effect on the Purchase Price, such right, contract, asset (and any related Assumed Liability) or liability as soon as practicable to Purchaser or a Designated Purchaser as directed by Purchaser, or (b) not pertaining to the Entire Transferred Assets or Assumed Liabilities has transferred in deviation from the terms and conditions of this Agreement or any other Transaction Document, Purchaser or the Designated Purchaser shall transfer without effect on the Purchase Price, such right, asset (and any related Assumed Liability) or liability as soon as practicable to Seller and/or the relevant Local Seller as directed by Seller.

Article 3    Business Assets

3.1	Transferred Assets
At the Closing Date, Seller shall, and shall cause the Local Sellers to, grant, sell, transfer, convey, assign and deliver to Purchaser or the applicable Designated Purchaser, who shall accept, all of Seller’s and any Seller’s Affiliate’s rights, title and interest as of the Effective Date in and to all of the following:

3.1.1
all fixed and other tangible personal property owned and primarily used or held for use in the operation or conduct of the Business, including technical equipment, machinery and further business equipment; Annex 3.1.1 contains an indicative list (with respect to only the US and Germany as of the date set forth in such Annex) of the fixed and other tangible assets owned and primarily used or held for use in the operation or conduct of the Business;

3.1.2
all inventories owned to the extent primarily used or held for use or produced in the operation or conduct of the Business, including raw materials and supplies, goods in process and finished goods and all manufacturer and seller warranties related thereto;

3.1.3
the trade receivables of Seller and any Local Sellers against any of their respective debtors which result from the supply of goods and services and to the extent to which they pertain to the Business, including any trade receivables re-transferred to Seller and/or the relevant Local Seller, as the case may be, prior to the Closing Date (collectively, the "Trade Receivables");

3.1.4	the ITH Share;

3.1.5
all books and records, files, contracts and other documents and data to the extent related to the Business (including written and electronic training materials, including those related to regulatory and compliance matters, utilized to educate employees on the specific issues relating to the Business and all sales related materials, including brochures and other literature), including, all purchase and sold ledgers, purchase and sales day books, purchase and sales invoices, customer lists, supplier lists, financial and accounting records, copies of Tax records necessary for the operation of the Business and the Entire Transferred Assets, credit and collection records, correspondence and miscellaneous records with respect to customers and supply sources and all other general correspondence (collectively, "Books and Records");

3.1.6
electronic copies of all documents placed in the Data Room by Seller for review by Purchaser during the negotiation of this Agreement, the index, as of the 30 July 2014, of which is attached as Annex 3.1.6 hereto;

3.1.7	all goodwill with respect to the Entire Transferred Assets and the Business;

3.1.8	all assets specified as Transferred Assets in any Local Asset Transfer Agreement;

3.1.9
all other owned tangible and intangible assets (other than IP and real estate which shall be transferred in accordance with Article 8 and Article 9) in each case primarily used in or pertaining to the Business, except to the extent such assets are Excluded Assets;

(Article 3.1.1 through and including Article 3.1.9, collectively referred to as "Transferred Assets") as well as

3.1.10	all of the Assumed Contracts which shall be transferred in accordance with Article 4 (Business Contracts);

3.1.11	all of the Transferred IP and Transferred Licensing-in Agreements which shall be transferred in accordance with Article 8 (Intellectual Property);

3.1.12	all of the Transferred Real Property which shall be transferred in accordance with Article 9 (Real Estate);

3.1.13	the employment relationships with the Business Employees which shall be transferred in accordance with Article 10 (Employees); and

3.1.14	all Transferred Permits which shall be transferred in accordance with Article 11 (Required Permits, Export Licenses and Customs Authorizations).
(Article 3.1.1 through and including Article 3.1.14, collectively referred to as "Entire Transferred Assets".)

3.2	Excluded Assets
The following assets, properties, rights and interests of Seller and its Affiliates, which are used in or related to the Business, shall be excluded from the sale and transfer to Purchaser and/or the Designated Purchasers under this Agreement ("Excluded Assets"):

3.2.1	any cash, cheques, deposits with banks or insurance companies or other financial institutions, financial/non-trade receivables or other cash equivalents;

3.2.2
any claims, prepayments or entitlements related to the refund or credit of Taxes in respect of any Tax assessment period (Veranlagungszeitraum) ("Tax Period") ending on or before the Effective Date and that portion of any Straddle Period ending on the Effective Date (together, "Pre-Effective Date Tax Period"), except to the extent such Tax refunds or credits are for Property Taxes that are paid in and allocable to the Post-Effective Date Tax Period and relate to the Business, the Assumed Liabilities or the Entire Transferred Assets;

3.2.3	any rights, claims or other entitlements related to any other Excluded Asset or any Excluded Contract;

3.2.4	any insurance policies and coverage of Seller or its Affiliates;

3.2.5
any accounting documentation which relates to Seller's and/or any of its Affiliates' permanent accounting or Tax records and any corporate documents of Seller and/or any of its Affiliates, except for copies of Tax records necessary for the operation of the Business and the Entire Transferred Assets;

3.2.6	any IP other than Transferred IP;

3.2.7	any real property and rights thereto to the extent not specifically transferred by Seller or any of Seller’s Affiliates under Article 9 (Real Estate);

3.2.8
any amounts owed to Seller or any of Seller's Affiliates under the intragroup financing of Seller and/or the Affiliates of Seller based on contracts or arrangements for, in connection with, or relating to, the Seller Group's group cash management, the intercompany accounts (interne Verrechnungskonten), the intercompany clearing, term loans or term deposits (in particular the master loan agreements and all individual loan agreements concluded thereunder) and foreign exchange ("FX"), option and interest rate derivative ("IRD") transactions (in particular under the master FX, option and IRD agreements and individual FX, option and IRD agreements concluded thereunder) ("Intragroup Financing").

Subject to the Closing having occurred, Seller and its Affiliates shall indemnify Purchaser and its Affiliates against any and all Losses arising out of or in connection with the Excluded Assets after the Effective Date (except with respect to Entire Transferred Assets). All such claims shall be time-barred (verjähren) upon expiration of a period of thirty (30) years following the Signing Date.
Article 4    Business Contracts

4.1	Assumed Contracts
The contracts to be sold and transferred shall be all contracts, contractual offers, orders, undertakings, arrangements, agreements, leases, subleases, licenses, sales orders, purchase orders, instruments, expressions of interest or similar institutes (irrespective of whether they are legally binding and, in each case, whether written or oral and whether express or implied) ("Contracts") (i) to which Seller or any of its Affiliates is a party, (ii) which exclusively relate to the Business or the Transferred Assets and (iii) under which

Seller or the relevant Affiliate has any actual or contingent rights or obligations outstanding as of the Effective Date (collectively, "Assumed Contracts"); provided, that the Assumed Contracts shall (i) include Transferred Licensing-out Agreements and Transferred Lease Agreements and (ii) not include the Excluded Contracts. Seller will provide Purchaser with a list of the then current Assumed Contracts as soon as reasonably practicable after the Signing Date.

4.2	Excluded Contracts
"Excluded Contracts" shall mean:

4.2.1	Shared Contracts (other than Shared Licensing-in Agreements), which shall be exclusively governed by Article 4.3;

4.2.2	Group Contracts, which shall be exclusively governed by Article 4.4;

4.2.3
any contracts dealing predominantly with a license grant to Seller or a Local Seller under IP including Transferred Licensing-in Agreements and Shared Licensing-in Agreements, which shall be exclusively governed by Article 8;

4.2.4	Intragroup Lease Arrangements governing the use of Shared Leased Premises, Shared Owned Premises or Premises to be Vacated, which shall be exclusively governed by Article 9;

4.2.5
Contracts for, in connection with, or relating to, (i) overdraft facilities, deposits or loans with banks or insurance companies or other financial institutions, (ii) FX, option or IRD arrangements with banks or insurance companies or other financial institutions, (iii) accounts with banks or insurance companies or other financial institutions, (iv) the external cash pooling arrangements, (v) the Intragroup Financing, (vi) the Supply Chain Finance Arrangements or (vii) the Securities set forth on Annex 5.2 hereto, which shall be exclusively dealt with pursuant to Article 5;

4.2.6	settlement agreements with certain former customers of the Business listed in Annex 4.2.6; and

4.2.7	Contracts relating to Business Employees or the Employee Plans (other than the Assumed Plans), in each case, to the extent not transferring by operation of law.

4.3	Shared Contracts

4.3.1
The Contracts to which Seller or any of its Affiliates is a party which do not exclusively relate to the Business or the Transferred Assets but (i) which encompass goods or services used in, for or by the Business or which cover goods or services which are to be provided by the Business, and (ii) under which Seller or the relevant Affiliate has any actual or contingent rights or obligations outstanding as of the Effective Date, other than the Excluded Contracts, including any agreements dealing predominantly with a license grant under Patents and/or Trademarks to a third party, are "Shared Contracts".

4.3.2
Without undue delay after the Signing Date, the Parties shall use their Reasonable Best Efforts to replace, with effect as of the Effective Date, each Shared Contract with separate contracts ("Separate Contracts") between the other contractual party or parties of the relevant Shared Contract and (i) Purchaser or a Designated Purchaser covering the portion of the Shared Contract pertaining to the Business or the Transferred Assets and (ii) Seller or the relevant Local Seller covering the portion of the Shared Contract not pertaining to the Business or the Transferred Assets. In each case, the Parties shall use their Reasonable Best Efforts to maintain the current conditions as applicable to the relevant service or supply of goods under the Shared Contract. The Parties may mutually agree not to pursue the separation of a Shared Contract.

4.3.3
As long as the relevant third party has not consented to replace a Shared Contract by Separate Contracts in accordance with Article 4.3.2, the terms of Article 7 shall apply mutatis mutandis with respect to the portion of the Shared Contract which pertains to the Business.

4.3.4
If the other party of a Shared Contract that primarily relates to the Business fails to Consent to the separation of such Shared Contract, the Parties shall seek such other parties' Consent to the assignment of such Shared Contract to Purchaser or the Designated Purchaser, as applicable. In this case Article 7.2 shall apply mutatis mutandis with Purchaser transferring the benefit of the Shared Contract relating to Seller's or the relevant Local Seller's business to Seller or the relevant Local Seller and Seller and Local Seller covering the related costs.

4.4	Group Contracts, Factual Services
As of the Effective Date, any services or goods supplied under Group Contracts and any other factual provision of services which could be subject to a Group Contract but which have not been documented as such ("Factual Services") shall discontinue to be provided to Purchaser and the Designated Purchasers unless a Contract (including for the avoidance of doubt a Transitional Services Agreement) is entered into by Purchaser or its Affiliates, on the one hand, and Seller or its Affiliates, on the other hand, with respect to the purchase of such services or goods supplied. Promptly following the Signing Date, Seller shall use Reasonable Best Efforts to identify, and provide Purchaser the details related thereto, all Factual Services.

4.5	Siemens Conditions
If an Assumed Contract is subject to the terms and conditions for deliveries and services for transactions among Seller and its Affiliates ("Siemens Conditions") as of the Effective Date, the Siemens Conditions shall be deemed, to the extent practicable, replaced by the terms and conditions to be mutually agreed to by the Parties after the Signing Date ("New Terms and Conditions"), such New Terms and Conditions to be on an arm’s length basis mutually agreed to by the Parties and the Parties shall and shall procure that their respective Affiliates properly agree and properly document such replacement.
Article 5    Financing Arrangements

5.1	Release of Encumbrances
At the Closing, Seller shall, and shall cause each Local Seller to, transfer the Entire Transferred Assets to Purchaser and the applicable Designated Purchasers free and clear of any and all Encumbrances, other than Permitted Encumbrances. In the period between the Signing Date and the Closing Date, Seller shall, and shall cause each Local Seller to, take all actions necessary to ensure that any Encumbrances other than Permitted Encumbrances on the Entire Transferred Assets are released prior to, or at, the Closing; provided, however, that no such action shall create any Liability for the Business, Purchaser or any Designated Purchaser.

5.2	Replacement Letters

5.2.1
Unless otherwise agreed between Purchaser and Seller, Purchaser covenants and agrees that it shall at Closing, with effect as of the Effective Date, offer to issue, or procure the issuance of, new letters of credit, bank guarantees, suretyships, surety bonds, letters of support, corporate guarantees and other securities of any kind ("Replacement Letters") to substitute for and replace the Securities that are outstanding as of the Effective Date (Annex 5.2 contains an indicative list as of the Signing Date, such list to be updated in accordance with Article 5.2.5). Seller covenants and agrees to cooperate with Purchaser in connection with Purchaser’s obligations under Article 5.2.1.

5.2.2
Unless otherwise agreed between Purchaser and Seller, Purchaser and Seller shall, or shall procure that their Affiliates will, use Reasonable Best Efforts to agree with the beneficiaries of the Securities set forth on Annex 5.2 (as updated from time to time in accordance with this Agreement) the release of Seller or the relevant Seller Group Company from all obligations and liabilities under or in connection with such Securities as of the Effective Date and, if a Replacement Letter is required to obtain such a release, the Purchaser shall, in accordance with Article 5.2.1, issue such Replacement Letter.

5.2.3
In the internal relationship between the Parties, Seller and the relevant Seller Group Company shall have no further obligation or liability (contingent or otherwise) under or in connection with the Securities from and after the Effective Date. If and to the extent that Seller or the relevant Seller Group Company is not released from all obligations and liabilities under or in connection with any Security as of the Effective Date, Purchaser shall, or shall procure that its Affiliates will (subject to the Closing having occurred):

(i)	use Reasonable Best Efforts to cause the beneficiary to release Seller or the relevant Seller Group Company from such obligations and liability as promptly as practicable; and

(ii)	indemnify Seller or the relevant Seller Group Company for all Losses suffered under or in connection with such Security.

5.2.4
Purchaser covenants and agrees to use Reasonable Best Efforts to procure that any documents and instruments evidencing any Security set forth on Annex 5.2 (as updated from time to time in accordance with this Agreement) are returned to Seller or the relevant Seller Group Company by the relevant beneficiaries without undue delay after the expiry or replacement of the respective Security. In case Purchaser fails to prove that it has used its Reasonable Best Efforts to procure the return of the documents and instruments evidencing any Security set forth on Annex 5.2 within thirty (30) days after the replacement or expiry thereof, Purchaser agrees to pay a monthly fee for each full calendar month in which the applicable Security remains outstanding after the initial thirty (30) day grace period expired. The monthly fee shall be equal to two point five (2.5) basis points of the nominal amount of the applicable Security as set forth in the respective document or instrument evidencing such Security or if no such amount is stated, the amount secured by such Security as of the Effective Date.

5.2.5
For the avoidance of doubt, and notwithstanding anything to the contrary herein (including Article 27.13), a revised version of Annex 5.2 shall be provided to Purchaser at least thirty (30) days prior to the Closing Date. With respect to any Security not disclosed on such revised Annex 5.2, the provisions of Article 5.2.3 shall apply, but Purchaser and the Affiliates of Purchaser shall not be obliged to provide Replacement Letters, to procure a release of Seller or the relevant Seller Group Company or to procure a return of the relevant document and instruments evidencing the Security in accordance with Articles 5.2.1, 5.2.2 and 5.2.4.

Article 6    Assumption of Liabilities

6.1
At the Closing, in accordance with the terms of this Agreement, Purchaser undertakes to assume, either directly or through a Designated Purchaser, with full discharge of Seller or the applicable Local Seller, only the Liabilities of Seller or any Local Seller which exclusively or primarily relate to the Business and which are identified below in this Article 6.1 unless otherwise specifically excluded in Article 6.2 ("Assumed Liabilities"):

6.1.1	all Liabilities arising out of or in connection with the ownership of any of the Entire Transferred Assets and the operation of the Business arising after the Effective Date;

6.1.2
all Liabilities arising out of or in connection with the (i) Assumed Contracts or (ii) the Transferred Licensing-in Agreements, if and to the extent such Liabilities accrue after the Effective Date (not including, for the avoidance of doubt any obligation to perform or pay any Liabilities arising out of or resulting from any breach of or any default under any provision of any Assumed Contract by Seller or any of its Affiliates prior to the Effective Date);

6.1.3
all Liabilities arising out of or in connection with the Assumed Contracts which are the subject of Article 24 whether arising before or after the Effective Date, including all warranty claims arising out of or in connection with the products and services of the Business by a third party for the repair or replacement of defective products or services provided by the Business;

6.1.4
all accounts payable for goods and services provided to or used exclusively or primarily by the Business and not discharged before or on the Effective Date, to the extent reserved for in the Working Capital;

6.1.5
all Liabilities arising out of or in connection with the ownership of any of the Entire Transferred Assets and the operation of the Business to the extent such Liabilities are included in the Working Capital;

6.1.6	all Liabilities specifically assumed in any Local Asset Transfer Agreement;

6.1.7
all Liabilities related to claims by third parties alleging infringement of their Patents by the operation of the Business prior to or after the Effective Date (other than any such matters in respect of which litigation is pending as of the Effective Date); and

6.1.8	all Liabilities expressly agreed to be transferred pursuant to Article 10 related to the employment relationships of the employees being transferred to Purchaser as per Article 10, but in any event excluding the Excluded Liabilities.

Subject to the Closing having occurred, Purchaser and its Affiliates shall indemnify Seller and its Affiliates against any and all Losses arising out of or in connection with the Assumed Liabilities after the Effective Date (except with respect to Excluded Liabilities). All such claims shall be time-barred (verjähren) upon expiration of a period of thirty (30) years following the Signing Date.

6.2	Excluded Liabilities
Neither Purchaser nor any of its Affiliates (including any Designated Purchaser) shall assume, nor shall they become responsible for any Liabilities of the Business or of Seller or any of its Affiliates other than the Assumed Liabilities (collectively, "Excluded Liabilities"), which Excluded Liabilities shall include:

6.2.1	all Liabilities of the Seller or any of its Affiliates which have been assumed by a third party with full discharge of Seller or any of its Affiliates prior to, or on, the Effective Date;

6.2.2
any Liabilities of Seller or any of its Affiliates with respect to any Pre-Effective Date Tax Period in respect of any Tax (including joint or several liability pursuant to Sec. 75 AO (German Tax Code) or similar statutory provisions, with respect to Taxes relating to any Pre-Effective Date Tax Period), or otherwise imposed on the Entire Transferred Assets or with respect to the Business in respect of any Tax for time periods until the Effective Date, including without limitation any Liability of Seller or any of the Local Sellers for the Taxes of any other person under US Treasury Regulations Section 1.1502-6 (or any similar provision of US state, local or non-US law), as a transferee or successor, by Contract or otherwise, but excluding Taxes to the extent specifically allocated to Purchaser pursuant to Article 27.1;

6.2.3
all Liabilities (i) arising from or relating to any Employee Plans (other than the Assumed Plans) or any other employee benefits or compensation arrangements of Seller or its Affiliates, or (ii) arising from or relating to the employment, consultancy or service of any person with (or termination of employment, consultancy or service of any person from) Seller or any of its Affiliates or any predecessors of Seller or any of its Affiliates, except in either case to the extent such Liabilities are expressly to be transferred to or assumed by Purchaser pursuant to this Agreement;

6.2.4	without limiting the obligations of Purchaser in Article 5.2, all Liabilities relating to any Indebtedness of the Business;

6.2.5	all Liabilities relating to any Transaction Expenses;

6.2.6
any Liability under or in connection with any Excluded Assets or Excluded Contracts except in either case to the extent such Liabilities are expressly to be transferred to or assumed by Purchaser pursuant to this Agreement;

6.2.7	all Liabilities excluded in any Local Asset Transfer Agreement;

6.2.8	all accounts payable for goods and services provided to or used by the Business and not discharged before or on the Effective Date, to the extent not reserved for in the Working Capital;

6.2.9	all Liabilities related to the ownership of the i.s.h.med Business if and to the extent that such business is not transferred to Purchaser pursuant to Article 25;

6.2.10
all Liabilities relating to amounts owed by Seller or any Seller Group Company under (i) overdraft facilities, deposits or loans with banks or insurance companies or other financial institutions, (ii) FX, option or IRD arrangements with banks or insurance companies or other financial institutions, (iii) accounts with banks or insurance companies or other financial institutions, (iv) the external cash pooling arrangements, (v) the Intragroup Financing or (vi) any Security (the latter shall be exclusively dealt with pursuant to Article 5);

6.2.11
all Liabilities arising out of or in connection with the operation of the Business in France, Japan and Greece (for the avoidance of doubt, such operations do not form part of the Business hereunder); and

6.2.12	all Liabilities related to the Objecting Employees except for the severance costs to be shared by Purchaser pursuant to Article 10.8.4.
Subject to Closing having occurred, Seller and its Affiliates shall indemnify Purchaser and its Affiliates against any and all Losses arising out of or in connection with the Excluded Liabilities (except with respect to Assumed Liabilities). All such claims shall be time-barred (verjähren) upon expiration of a period of thirty (30) years following the Signing Date.

6.3	Supply Chain Finance
Seller shall use its Reasonable Best Efforts to procure that, with effect no later than the day immediately preceding the Closing Date, all Liabilities pertaining to the Business arising from a contractually established obligations purchase and settlement system among, inter alia, Seller, Seller's Affiliates and an external service provider under which the external service provider provides a system to purchase and/or settle certain payment obligations for the purchase of goods or services owed by a Local Seller to suppliers or owed by a Local Seller and – in case of its accession – by Seller or Seller's Affiliates (other than Local Sellers) to the external service provider (herein "Supply Chain Finance

Arrangements" and any Liabilities thereunder primarily pertaining to the Business the "Supply Chain Finance Liabilities") shall be fully discharged so that these Supply Chain Finance Liabilities cease to exist with effect no later than the day immediately preceding the Effective Date.
Article 7    Third Party Consents

7.1
Anything in this Agreement to the contrary notwithstanding, neither this Agreement nor any other Transaction Document shall constitute an agreement to assign or transfer any Assumed Liability, Assumed Contract or other Entire Transferred Asset, or any right, benefit or obligation thereunder or resulting therefrom if an assignment or transfer thereof, without the Consent of a Person, would constitute a breach or violation thereof and such Consent is not obtained at or prior to the Closing (each, a "Third Party Consent"). Without undue delay after the date hereof, the Parties shall use Reasonable Best Efforts to obtain any Third Party Consent required to transfer any Assumed Liability, Assumed Contract or other Entire Transferred Asset with effect as of the Effective Date or as soon as reasonably possible thereafter. Neither Party shall be obliged to agree to any payment, any material amendment to the terms and conditions of any Assumed Contract or to the assumption of any other liability or obligation in order to obtain a Third Party Consent or to any payment of any fees, costs or other amounts to obtain any such Third Party Consent, with the exception of reimbursement for customer's external costs required to obtain such Consent or the fees payable pursuant to the terms of the applicable Assumed Contract ("Frictional Costs") which shall be shared equally. The Parties will provide each other with a copy (if written) or written summary (if such communication was made orally) of any material communication with respect to any such Third Party Consent, which copies or summaries shall be given to the respective other Party as soon as practicable, but in no event later than five (5) Business Days after receipt of any such communication.

7.2	As long as a Third Party Consent has not been obtained by the Closing Date with respect to any Assumed Contract, other Entire Transferred Asset or Assumed Liability, then:

7.2.1
such Assumed Contract, Entire Transferred Asset or Assumed Liability shall not be legally transferred to Purchaser or the Designated Purchaser at the Closing Date (and such lack of transfer shall not be deemed to be a breach of any obligation hereunder by Seller or Purchaser), but the Parties shall put themselves economically in the same position as they would have been in if the Third Party Consent had already been obtained by the Effective Date;

7.2.2
on and after the Closing Date, the Parties shall either directly or by causing one of their respective Affiliates, in the name of Purchaser, to use Reasonable Best Efforts (i) to assure that the rights of Purchaser or the respective Designated Purchaser under such Assumed Contracts or other Entire Transferred Assets shall be preserved, (ii) to ensure that the obligations of Seller or the relevant

Local Seller are performed by Purchaser or the Designated Purchasers, and (iii) to facilitate receipt of the consideration and other economic benefits to be received by Purchaser or the relevant Designated Purchaser in and under every such Assumed Contract or other Entire Transferred Asset, which consideration shall be held for the benefit of, and shall be delivered to, Purchaser or the relevant Designated Purchaser;

7.2.3	Seller and Local Sellers shall not agree to any amendment, supplement, waiver or other modification of any such Assumed Contract without the prior written Consent of Purchaser;

7.2.4	Seller and Purchaser shall cooperate with each other and shall use Reasonable Best Efforts to obtain any such required Third Party Consent before and after the Closing Date;

7.2.5
where compliance with the provisions set forth in this Article 7 would result in a breach of the respective Assumed Contract or applicable law or any agreement relating to any other Entire Transferred Asset or Assumed Liability, the Parties shall negotiate in good faith, and agree on, a solution that best reflects the economic intentions of the Parties avoiding any such breach; and

7.2.6
upon obtaining all Third Party Consents for transfer of such Entire Transferred Asset, Assumed Contract or Assumed Liability (as the case may be), such Entire Transferred Asset, Assumed Contract or Assumed Liability shall be deemed transferred, transferred to or assumed by Purchaser or the Designated Purchaser as of the receipt of such Third Party Consent. Seller or the Local Seller and Purchaser or the Designated Purchaser shall each take such necessary action to execute, without further consideration, any documents reasonably required to confirm or effect that such Entire Transferred Asset, Assumed Contract or Assumed Liability has been assigned to and assumed by Purchaser or the Designated Purchaser.

Article 8    Intellectual Property

8.1	Sale and assignment of registered Copyrights, Patents and Trademarks

8.1.1
Seller undertakes to sell, assign, transfer and convey, and to procure that the Local Sellers shall sell, assign, transfer and convey to Purchaser or a Designated Purchaser at the Closing, with effect as of the Effective Date, all of Seller’s or such Local Seller’s right, title and interest in and to the Transferred Registered IPR, together with all goodwill of the business associated with any Trademarks constituting Transferred Registered IPR, and all use and exploitation rights therein including rights to claim damages for infringements that occurred prior to the Effective Date as applicable. Purchaser undertakes to purchase and accept, and to procure that the Designated Purchasers purchase and accept the sale and assignment of the Transferred Registered IPR.

8.1.2
Within twelve (12) weeks after the Effective Date, Purchaser and Designated Purchasers shall, at their own cost, request the recordation of assignment of the Transferred Registered IPR and shall use Reasonable Best Efforts to complete the recordation of assignments without undue delay.

8.1.3
Seller shall reasonably support and shall procure that the Local Sellers shall reasonably support Purchaser and/or the Designated Purchasers upon written request with the recordation contemplated in Article 8.1.2, which support, in each case, shall include the execution and delivery of additional documentation as may be necessary to transfer title of the Transferred Registered IPR to Purchaser or a Designated Purchaser. After the Effective Date, Purchaser and the Designated Purchasers shall exclusively be responsible for the further prosecution and maintenance of the Transferred Registered IPR (including any Patents, registered Copyrights and registered Trademarks issued and/or being issued upon applications being part of the Transferred Registered IPR) and shall bear all costs related thereto. To the extent that, after the Effective Date, Seller or any Local Sellers pay any maintenance fees or incur any external costs for the ongoing prosecution of Transferred Registered IPRs (including any Patents, registered Copyrights and registered Trademarks issued and/or being issued upon applications being part of the Transferred Registered IPR), such payments shall be reimbursed by Purchaser and the applicable Designated Purchasers within forty five (45) days after submission of the respective invoice by Seller or the Local Sellers.

8.1.4
In case Purchaser or a Designated Purchaser intends to abandon a Patent being part of the Transferred Patents, Purchaser or the Designated Purchaser shall offer the respective Patent to Seller or the Local Seller for re-transfer free of charge as early as possible, and Purchaser or the Designated Purchaser shall use Reasonable Best Efforts to provide at least three (3) months (and in no event less than six (6) weeks) notice before the relevant renewal date (i.e. due date for payment of annual fee). If Seller or the Local Seller decide to accept the re-transfer of the respective Patent, then Seller or the Local Seller, as applicable, shall grant Purchaser or the Designated Purchaser a non-exclusive license to such Patent in accordance with Article 8.6 as if it was a Seller Licensed Patent.

8.2	Sale and assignment of Know-how
Seller undertakes to sell, assign, transfer and convey, and to procure that the Local Sellers shall sell, assign, transfer and convey to Purchaser or a Designated Purchaser at the Closing, with effect as of the Effective Date, all of Seller’s or such Local Seller’s right, title and interest in and to the Transferred Know-how, including any Copyrights (excluding any registered Copyrights and all use and exploitation rights in connection therewith), rights under unregistered Trademarks together with all goodwill of the business associated with such unregistered Trademarks, trade secrets, or any other intellectual property rights as may be attached to the Transferred Know-how under the respective jurisdiction, (except for Patents, registered Copyrights or registered Trademarks) and all rights to claim damages for infringements of any of the foregoing that occurred prior to the Effective Date as applicable. Purchaser undertakes to purchase and accept, and to procure that the Designated Purchasers purchase and accept, the sale and assignment of the Transferred Know-how including any intellectual property rights attached thereto, except for Patents, registered Copyrights or registered Trademarks. To Seller's Best Knowledge, the documentation in which the Transferred Know-how is embodied is already available in the Business and a separate handover of such documentation is, therefore, not necessary. Should Purchaser or a Designated Purchaser, within twenty-four (24) months after the Effective Date and on a case-by-case basis, need a copy of the documentation embodying a part or all of the Transferred Know-how for the operation of the Business, Seller or the Local Sellers shall, upon written request of Purchaser or the relevant Designated Purchaser, provide Purchaser or the relevant Designated Purchaser with such copy to the extent reasonably available to Seller or the Local Sellers.

8.3	Sale and assignment of Software
Seller undertakes to sell, assign, transfer and convey and to procure that the Local Sellers shall sell, assign, transfer and convey to Purchaser or a Designated Purchaser at the Closing, with effect as of the Effective Date, all of Seller’s or such Local Seller’s right, title and interest in and to the Transferred Software, including the documentation and all IP associated therewith, including any unregistered Copyrights (and all use and exploitation rights in connection therewith) and excluding any Patents, and all rights to claim damages for infringements of any of the foregoing that occurred prior to the Effective Date as applicable. Purchaser undertakes to purchase and accept, and to procure that the Designated Purchasers purchase and accept, the sale and assignment of the Transferred Software. The Transferred Software will be provided in object code format and, to the extent available, in source code format, provided that all Transferred Commercial Software Products will be provided in source code format except as set forth in Annex 8.3-b. To Seller’s Best Knowledge, the Transferred Software and respective Software documentation are already available in the Business and a separate handover is, therefore, not necessary. Should Purchaser or a Designated Purchaser, within twenty-four (24) months after the Effective Date and on a case-by-case basis, need a copy of a part or all of the Transferred Software and/or the respective Software documentation for the operation of the Business, Seller or the Local Sellers shall upon written request of Purchaser or the relevant Designated Purchaser provide Purchaser or the relevant Designated Purchaser with such copy to the extent available to Seller or the Local Sellers.

8.4	Sale and assignment of domains
Seller undertakes to sell, assign, transfer and convey and to procure that the Local Sellers shall sell, assign, transfer and convey to Purchaser or a Designated Purchaser at the Closing, with effect as of the Effective Date, all of Seller’s or such Local Seller’s right, title and interest in and to the Transferred Domains. Purchaser undertakes to purchase and accept, and to procure that the Designated Purchasers purchase and accept, the sale and assignment of the Transferred Domains. Purchaser shall, and shall procure that the Designated Purchasers will, as far as legally possible and at their own cost, perform all steps necessary for the transfer. Seller and the Local Sellers will provide reasonable assistance to complete such transfers, including initiating the transfers with the domain name registrars using account information provided by Purchaser or the relevant Designated Purchaser. Seller shall, and shall procure that the Local Sellers will, reasonably support Purchaser and/or the Designated Purchaser upon written request, which support, in each case, shall include the execution and delivery of additional documentation as may be necessary to transfer title of the Transferred Domains to Purchaser or a Designated Purchaser. After the Effective Date, Purchaser and/or the Designated Purchaser shall be exclusively responsible for the further maintenance of the Transferred Domains and shall bear all costs related thereto. To the extent that, after the Effective Date, Seller or any Local Seller make any payments or incur any costs for the purpose of maintaining the Transferred Domains, Purchaser and the Designated Purchasers shall reimburse such payments or costs within forty five (45) days upon submission of the respective invoice by Seller or the Local Sellers.

8.5	Purchaser License to Seller and Local Sellers

8.5.1
With effect as of the Effective Date, Seller and the Local Sellers will retain a perpetual, irrevocable, non-exclusive, worldwide, non-transferable and fully-paid-up license and right to do any acts within the current and future fields of business of the Seller Group which would otherwise infringe the inventions underlying any of the Patents being part of the Transferred Registered IPR (this includes a corresponding license grant under all Patents that will be applied for or issued on such inventions and Patents applied for based on inventions disclosures which were disclosed in writing to Seller or a Local Seller as of the Effective Date), the Patents being part of the Transferred Registered IPR, the Transferred Know-how and/or the Transferred Software except for the Transferred Commercial Software Products (the "Purchaser Licensed IP"). Such license and use right shall include without limitation the right to have products developed and manufactured and/or services performed by third parties on behalf of Seller and the Local Sellers as well as the right to grant sublicenses subject to the limitations set out in Article 8.5.2.

8.5.2	The license grant in Article 8.5.1 shall include the right to grant sublicenses. This right of Seller or the Local Sellers to grant sublicenses, shall, however, be limited as follows:

(i)
the right to grant sublicenses to Seller’s Affiliates, shall be restricted to the period of time during which the sublicensee remains an Affiliate of Seller, provided, however that, despite the foregoing, former Affiliates may, receive sublicenses pursuant to Articles 8.5.3 and 8.5.4;

(ii)
the right to grant sublicenses (a) to customers of Seller or the Local Sellers in connection with the sale of products or services by Seller whereby any Purchaser Licensed IP is necessary in order to use or benefit from such products or services, (b) to subcontractors, contract manufacturers or contract developers if and to the extent necessary to allow such subcontractors, contract manufacturers or contract developers to deliver products or perform services for Seller or Seller’s Affiliates as needed, (c) to universities and non-profit research organizations, and (d) to cooperation partners within the scope of the cooperation and to the extent such cooperation’s technological field is not prohibited by Article 20.6;

(iii)
the right to grant sublicenses shall not include the right to make the Purchaser Licensed IP the subject of cross licensing agreements or to license it on a stand-alone basis for the purpose of generating licensing income; and

(iv)	any sublicense granted in accordance with this Article 8.5.2 shall automatically terminate with a termination of the main license.

8.5.3
Seller further retains the right to grant sublicenses to the purchaser of a company of the Siemens Group or to the purchaser of part of a business of Seller or part of a business of a company of the Siemens Group, (specifically by way of an asset deal or a share deal) or to a divested company of the Siemens Group; such sublicense shall include the further right to grant sublicenses within the scope set out in Article 8.5.2 (i) to (iii), however, in case of a share deal, restricted to the business of the company of the Siemens Group at the time of divestment, or, in case of an asset deal, restricted to the divested business at the time of divestment, and such further sublicense shall be transferable to the purchaser of all or a substantial part of the assets of such divested business.

8.5.4	The rights set out in Articles 8.5.1 through 8.5.3 include Seller’s and a Local Seller’s right to make use of the right to grant sublicenses to an Affiliate of the

Seller for the current or future fields of business of Seller and the Siemens Group at the time when the sublicensee has lost its status as an Affiliate of the Seller, however, only for such period during which it was an Affiliate of the Seller.

8.6	Seller Licenses to Purchaser and Designated Purchasers

8.6.1
Seller undertakes to grant, and to procure that the Local Sellers shall grant, to Purchaser and the Designated Purchasers with effect as of the Effective Date, a perpetual, irrevocable, non-exclusive, worldwide, non-transferable (except as set forth in Article 8.6.3), and fully paid-up license, solely in the Business Field, to do any act which would otherwise infringe the Seller Licensed IP including the right to have products manufactured and developed and/or services performed by third parties and, with regard to Seller Licensed Source Code Software, the right to modify, enhance and create derivative works of the Software and to compile the modified, enhanced, derivative or unmodified Seller Licensed Source Code Software to object code format and to distribute such compiled object code software. The right to distribute Seller Licensed Object Code Software shall only be granted for Seller Licensed Object Code Software that was already distributed by the Business prior to the Effective Date.

8.6.2
The license grant in Article 8.6.1 shall include the right to grant sublicenses, solely in the Business Field. This right of Purchaser or the relevant Designated Purchaser to grant sublicenses, shall, however, be limited as follows:

(i)	the right to grant sublicenses to Purchaser’s Affiliates, which shall be restricted to the period of time during which the sublicensee remains an Affiliate of Purchaser;

(ii)
the right to grant sublicenses (a) to customers of Purchaser or of the Designated Purchasers in connection with the sale of products or services by Purchaser or the Designated Purchasers whereby any Seller Licensed IP is necessary in order to use or benefit from such products or services, (b) to subcontractors, to contract manufacturers or contract developers if and to the extent necessary to allow such subcontractors, contract manufacturers or contract developers to deliver products or perform services for Purchaser or the Designated Purchasers as needed in the Business Field, (c) to cooperation partners within the scope of the cooperation and limited to the Business Field;

(iii)
the right to grant sublicenses shall not include the right to make the Seller Licensed IP the subject of cross licensing agreements or to license it on a stand-alone basis for the purpose of generating licensing income; and

(iv)	any sublicense granted in accordance with this Article 8.6.2 shall automatically terminate with a termination of the main license.

8.6.3
With regard to Seller Licensed Software, the right to grant sublicenses in accordance with Article 8.6.2 shall be conditioned on the Purchaser or the Designated Purchaser concluding reasonable end use license agreements not less stringent and protective as used for Purchaser’s or the Designated Purchaser’s Software. With regard to Seller Licensed Source Code Software, the right to grant sublicenses in accordance with Article 8.6.2 shall, in addition to the condition in the preceding sentence, be limited to a sublicense to use the compiled modified, enhanced, derivative or unmodified Seller Licensed Source Code Software.

8.6.4
Purchaser and the Designated Purchasers shall have the right to transfer the rights granted in Article 8.6.1 to the purchaser of all or a substantial part of the assets of the Business, provided that Purchaser shall promptly notify Seller once such transfer is effective.

8.6.5
Each of (a) Purchaser and the Designated Purchasers and (b) Seller and the Local Sellers, shall keep confidential all licensed Know-how and licensed Software and shall not disclose the licensed Know-how and the licensed Software to any third party unless to the limited extent necessary to make use of the rights granted under this Agreement. Prior to any disclosure of licensed Know-how or licensed Software, Purchaser or the Designated Purchasers, on the one hand, and Seller or a Local Seller, on the other hand, shall conclude with the recipient a written non-disclosure agreement obligating the recipient to an appropriate standard of confidentiality which at minimum corresponds to the standard which is applied by such party with regard to its own confidential information of like importance, however not less than reasonable care.

8.6.6
In addition to the license grant in this Article 8.6, Seller undertakes to covenant and to procure that the Local Sellers covenant with effect as of the Effective Date, not to sue (i) Purchaser or Purchaser's Affiliates for and from all manners of action or actions, causes of action, claim or claims for relief in law or in equity, claims, damages, losses, costs or expenses, fixed or contingent, direct or indirect, in each case, for the infringement of any Seller Licensed Patents listed in Annex 8.6.1(a) by making, having made, using, selling, offering for sale or importing products and services ("Covered Products and Services") outside of the Business Field, it being understood that products that are procured from a third party and resold back without adding any additional value, directly or indirectly to such third party shall not be considered as Covered Products and Services. This covenant not to sue shall apply to Purchaser’s or Purchaser’s Affiliates’ officers, directors, managers, employees, agents, attorneys, legal representatives, equity holders, and manufacturers solely when acting on behalf of Purchaser or Purchaser’s Affiliates within the scope of this covenant. This covenant shall extend to distributors and clients of Purchaser or Purchaser’s Affiliates solely in connection with Covered Products and Services. Purchaser or Purchaser’s Affiliates shall have the right to transfer this covenant not to sue to the purchaser of all or a substantial part of the assets of the Business, however, restricted to the business of the Purchaser or the respective Affiliate of Purchaser at the time of divestment, provided that Purchaser shall promptly notify Seller once such transfer is effective. This covenant shall run with the Seller Licensed Patents listed in Annex 8.6.1(a) and shall be binding on successors and assigns of the Seller Licensed Patents listed in Annex 8.6.1(a). Seller and each Local Seller shall ensure that upon assignment of the Seller Licensed Patents listed in Annex 8.6.1(a) the successors and assigns will be bound by this covenant.

8.7	Transferred Licensing-in Agreements

8.7.1
Seller undertakes to grant and transfer and to procure that the Local Sellers shall transfer to Purchaser or a Designated Purchaser at Closing, with effect as of the Effective Date, and Purchaser and the Designated Purchasers hereby purchase and assume all rights and obligations as well as all liabilities under the Transferred Licensing-in Agreements to the extent such Transferred Licensing-in Agreements permit.

8.7.2
If and to the extent the transfer to Purchaser or the Designated Purchaser of a Transferred Licensing-in Agreement is subject to the contractual partner’s consent or a notification to the contractual partner, Purchaser or the Designated Purchaser shall with the support of Seller or the Local Seller make the necessary notifications to, or demand the consent of, the contractual partner of the respective Transferred Licensing-in Agreement.

8.7.3
Should the consent or notification required to assign a Transferred Licensing-in Agreement not have been obtained or made, as the case may be, with effect latest as of the Closing, Seller and the Local Sellers and Purchaser and the Designated Purchasers will as between themselves treat each other, to the extent legally possible as if the assignment of the Transferred Licensing-in Agreement had been effected as of the Effective Date until such consent has been obtained or notification has been made, as the case may be. In particular, Seller or the Local Sellers shall, as far as legally possible and without incurring any financial or other obligations, upon written request of Purchaser or the Designated Purchasers specifying the respective Transferred Licensing-in Agreement make use of any sublicensing rights granted to Seller or the Local Sellers under such Transferred Licensing-in Agreement. If any costs associated with such sublicensing arise on the side of Seller or the Local Seller, Purchaser or the Designated Purchasers shall reimburse Seller and the Local Seller. In case the Transferred Licensing-in Agreement poses any obligations on Seller or the Local Seller which can only be fulfilled in cooperation with Purchaser or the Designated Purchasers, Purchaser and the Designated Purchasers shall provide such cooperation.

8.8	Shared Licensing-in Agreements

8.8.1
With regard to Shared Licensing-in Agreements, Purchaser and the Designated Purchasers shall endeavour to conclude a new licensing-in agreement for the Business. Should Purchaser or any of the Designated Purchasers issue a written request for support referencing the concerned Shared Licensing-in Agreement, Seller shall, and shall procure that the Local Sellers will provide such support by establishing a first contact between Purchaser or a Designated Purchaser and licensor and use its Reasonable Best Efforts to (a) provide to Purchaser or the Designated Purchaser the information necessary for the commencement of negotiations and (b) assist Purchaser or the Designated Purchaser to conclude a new licensing-in agreement with such licensor. Frictional Costs associated with the procurement of new licensing-in agreements for the Business shall be shared equally between Purchaser or the Designated Purchaser, on one hand, and Seller or the Local Seller, on the other hand; provided, however that Purchaser or the Designated Purchaser shall be solely responsible for any license fees, royalties, milestone payments or other ongoing costs associated with the license covered by such agreement.

8.8.2
In case a new contract is not agreed upon between the respective licensor and Purchaser or the Designated Purchaser by the Closing Date, Seller or the Local Sellers shall make use of any right to sublicense, provided that Purchaser or the Designated Purchaser issues a written request for such a sublicense referencing the concerned Shared Licensing-in Agreement and provided that such a sublicense can legally be granted and would not result in Seller or the Local Seller incurring any financial or other obligations. If any costs associated with such sublicensing arise on Seller’s or the Local Seller’s side, Seller or the Local Seller, as applicable, shall inform Purchaser or the Designated Purchaser of such costs and, if Purchaser or the Designated Purchaser decides, in its sole discretion, to still request such sublicensing, Purchaser or the Designated Purchasers shall reimburse Seller and the Local Sellers for such documented costs. In case the Shared Licensing-in Agreement poses any obligations on Seller or the Local Sellers which can only be fulfilled in cooperation with Purchaser and/or the Designated Purchasers, Purchaser and /or the Designated Purchasers shall provide such cooperation.

8.8.3
The following shall apply with regard to individual Software licenses which (i) are licensed by third parties to Seller or any of the Local Sellers under a Shared Licensing-in Agreement, (ii) are used by the Business, and (iii) can legally be transferred from Seller or a Local Seller to Purchaser or the Designated Purchasers: Seller or the Local Sellers, together with Purchaser or the Designated Purchasers shall work together in good faith to determine which of such individual Software licenses and corresponding maintenance shall be transferred to Purchaser or the Designated Purchasers. Such transfer shall be subject to the following conditions: (i) Purchaser and the Designated Purchasers accept such transfer under the terms and conditions of the respective Shared Licensing-in Agreement, and (ii) Purchaser and the Designated Purchasers agree to perform any action necessary to make such transfer effective. Purchaser and/or the Designated Purchaser shall share equally any Frictional Costs relating to such transfer, provided, however that Purchaser or the Designated Purchaser shall be solely responsible for any license fees, royalties, milestone payments or other ongoing costs associated with such license agreement.

8.9	Oppositions and nullity actions
Seller or the Local Sellers have submitted oppositions or nullity actions against third-party owned Patents or Trademarks which are exclusively applicable in the Business Field and which are still pending as listed in Annex 8.9-a. Third parties have submitted oppositions or nullity actions which are still pending against Transferred Registered IPR as listed in Annex 8.9-b. Such Annexes 8.9-a and 8.9-b shall be updated by the Seller as of the Closing Date. To the extent legally permissible, Purchaser or the Designated Purchasers shall replace Seller or the Local Sellers in the proceedings set forth in the updated Annexes 8.9-a and 8.9-b and shall take over (Eintritt in die Verfahren mit schuldbefreiender Wirkung) all costs and risks relating to or resulting from those proceedings, with effect as of the Effective Date. Should such replacement not be possible, Seller or the Local Sellers shall continue to participate in these proceedings in their own name, but shall comply with the reasonable direction provided by Purchaser or the relevant Designated Purchaser, and reimburse Seller or the Local Sellers for external costs relating thereto, including external attorney's fees, which shall be borne by Purchaser and the Designated Purchasers.

8.10	General provisions relating to IP

8.10.1
The Parties agree that with regard to each transfer of IP according to this Article or any Local Asset Transfer Agreement or IP assignment deed and each grant of a license according to this Article or any Local Asset Transfer Agreement, the respective IP and the respective IP rights are transferred subject to all licenses, rights and obligations (no matter whether in personam or in rem)

granted by Seller or the Local Sellers to a third party prior to the Effective Date. Purchaser and the Designated Purchasers hereby agree that all rights granted to third parties prior to the Closing Date, including but not limited to license rights remain unaffected and enforceable as to be validly granted in the relationship between Purchaser or the Designated Purchasers or those third parties. Nothing in this Article 8.10.1 shall affect any of the representations and warranties stated in Article 17. For the avoidance of doubt, this Article 8.10.1 shall put Seller or the Local Sellers into a position to fulfil their obligations, however, not pass on any financial obligations to Purchaser or the Designated Purchasers.

8.10.2
Purchaser and the Designated Purchasers shall ensure the rights retained by or granted to Seller and the Local Sellers according to this Article or any Local Asset Transfer Agreement or IP assignment deed (including all rights granted by Seller or the Local Sellers to third parties prior to the Effective Date and rights granted subsequent to the Closing Date by using such rights granted to Seller or the Local Sellers) remain unaffected in case of a transfer of the respective IP to any and all third party successors or assigns so that Seller or the Local Sellers can also directly enforce such obligations against such third party and that such third party takes over all related obligations of Purchaser or the Designated Purchasers.

8.10.3
The Parties hereby agree that the transfer of and grant of rights under IP shall occur exclusively on the basis of this Article 8 and the other provisions relating to IP in this Agreement. In particular, no IP is obtained through the acquisition of tangible assets (e.g. in connection with hardware).

8.10.4
Purchaser or the Designated Purchasers shall have no additional right to claim the transfer of a Patent from Seller or the Local Sellers on the basis of a claim that could have accrued with the Business on the basis of any intra group agreement prior to the Closing Date unless it appears on Annex 8.1.1(i).

8.11	Compensation for employee inventors

8.11.1
Purchaser or the Designated Purchasers shall take over all obligations to pay compensation to employee inventors who are transferred according to this Agreement and to the extent such obligations pass over by operation of Section 613a sub. 1 BGB or analogous provisions of non-German-law, including, for the avoidance of doubt, obligations under any lump-sum agreements (Pauschalvergütungsvereinbarungen) with inventors that replace the general statutory compensation obligations. Purchaser or the Designated Purchasers shall reimburse Seller or the Local Sellers for the payment of claims regarding such obligations with respect to periods after the Effective Date by transferred employees directed to Seller or the Local Sellers within forty five (45) days upon submission of a proper invoice by Seller or the Local Sellers.

8.11.2	Seller and the Local Sellers shall provide to Purchaser or the Local Purchasers copies of the relevant lump-sum agreements (Pauschalvergütungs-vereinbarungen).

8.12	Rights regarding any Siemens Designation

8.12.1
Any rights in connection with the use of any commercial designation, any Name Affix, any Trademark or any domain incorporating, or relating to any Siemens Designation are expressly excluded from any assignment or license to Purchaser or the Designated Purchasers under this Agreement or any of the Local Asset Transfer Agreements.

8.12.2
As of the Closing Date, Purchaser shall and shall procure that all Affiliates of Purchaser will refrain from using and, if used prior to the Closing Date, cease to use and remove any Siemens Designation as commercial designation, as Trademark, as domain, as Name Affix or otherwise in any Business Papers, Material, or other communication (print or electronic), in connection with services and on or in connection with products (including Software), except that for the transitional periods set out in this Article 8.12.

8.12.3
At the latest by thirty (30) days as of the Closing Date, Purchaser and the Designated Purchasers shall remove any Siemens Designation from, or discontinue use of any Siemens Designation in connection with, any Business Papers and employee badges. At the latest by ninety (90) days as of the Closing Date, Purchaser and the Designated Purchasers shall remove any Siemens Designation from, or discontinue use of any Siemens Designation in connection with internet websites and Signage.

8.12.4
For a transition period not exceeding three (3) months as of the Closing Date ("Sell Off Period"), Purchaser and the Designated Purchasers shall be entitled to continue the use of the Mark SIEMENS (i) on any products or Materials finished and on stock on the Closing Date and (ii) in connection with all services related thereto, provided, however, that Purchaser and the Designated Purchasers effectively paste over any company names of Seller Group with the new company name as of the Closing Date, but in no event later than thirty (30) days after of the Closing Date.

8.12.5
At the latest by thirty (30) days after of the Closing Date, Purchaser and the Designated Purchasers shall cease to use any Excluded Domains. However, for a period of six (6) months as of the Closing Date, Seller or the Local Sellers grant to Purchaser and the Designated Purchasers the right to redirect any

Excluded Domains to new internet domains specified by Purchaser or the Designated Purchasers and owned by Purchaser or the Designated Purchasers, provided such internet domains exclusively relate to the Business and do not contain any Siemens Designation ("Target Domains").

8.12.6
The redirection of Excluded Domains to Target Domains shall be initiated by Purchaser or the Designated Purchasers by way of written request (including by email) to Seller or the Local Sellers specifying the Excluded Domains and the Target Domains. At Seller’s or the Local Sellers’ option, Seller or the Local Sellers will either (a) set up such redirection or (b) enable Purchaser and the Designated Purchasers to implement such redirection by providing all reasonable technical and other support necessary for such redirection. Seller and the Local Sellers shall continue to maintain the Excluded Domains for a period of six (6) months as of the Closing Date. Nothing in Articles 8.12.5 or 8.12.6 shall be construed as giving Purchaser or the Designated Purchasers a right to use the Excluded Domains for any other purpose than for redirection. After the expiration of the six (6) months period, Seller and the Local Sellers shall be entitled to abandon the Excluded Domains or to delete the redirection at their own discretion. Purchaser and the Designated Purchasers shall reimburse Seller and the Local Sellers for all costs (internal and external) in connection with the redirection and maintenance of the Excluded Domains.

8.12.7
At the latest by thirty (30) days after of the Closing Date, Purchaser and the Designated Purchasers shall cease to use any E-Mail Domain. However, for a period of six (6) months following the Closing Date, Seller grants to Purchaser and the Designated Purchasers on their written request, specifying the respective new e-mail domains not containing any Siemens Designation, the right to have an automatic e-mail responder service set up by Seller for the E-Mail Domain in which e-mail senders are informed of the new e-mail domain.

8.12.8
Notwithstanding anything to the contrary, Purchaser and its Affiliates shall not be deemed to have violated this Article 8.12, even after the Sell Off Period by reason of: (a) the appearance of a Siemens Designation, Excluded Domain or E-Mail Domain on any equipment, tools, dies, engineering/manufacturing drawings, manuals, work sheets, operating procedures, other written or electronic data, materials or assets (including computer source code) that are used for internal purposes only in connection with the Business; or (b) the use by Purchaser and its Affiliates of a Siemens Designation, Excluded Domain or E-Mail Domain in a non-trademark manner in textual sentences that is factually accurate and non-prominent, including for purposes of conveying to customers or the general public that the Business is no longer affiliated with Seller, and/or to reference historical details concerning or make historical reference to the Business.

8.13	Business Marks
At the latest by three (3) months as of the Closing Date, and at all times thereafter, Seller and its Affiliates shall cease any and all use of any Transferred Trademarks and Transferred Domains to the extent the use of such trademarks or domain names or any combination of such trademark or domain name with any other trademark, corporate name or domain name would be likely to cause confusion with any Transferred Trademarks and Transferred Domains. Article 8.12.8 shall apply mutatis mutandis for the Seller and its Affiliates regarding the Transferred Trademarks and Transferred Domains. In view of the transfer of trademarks with the component "HDX", this does not in any way restrict Seller’s or its Affiliates’ right to use "HDX" as a designation for its business field "Healthcare Diagnostics".

8.14	Transfer of Know-How
If Purchaser or the Designated Purchasers issue a specific written request, Seller and the Local Sellers shall, for up to six (6) months after the Effective Date, provide reasonable access to their employees for the purposes of transferring Know-how primarily used in the Business to Purchaser or the relevant Designated Purchaser.

8.15	Update to IP Annexes
Complimentary to Section 27.13, the IP Annexes will be included or updated as of Closing as follows: (i) a new Annex 8.2 "Invention Disclosures" shall include all invention disclosures that are attributed to the Business in accordance with the Ordinary Course of Business between Signing and Closing; (ii) Annex 8.1.1(i) shall be updated to reflect the current status of the Patents and to include newly filed applications in accordance with the Ordinary Course of Business; and (iii) the IP Annexes will be updated to reflect the current status of the respective IP as applicable (which, for the avoidance of doubt, does not include the right to add or update the status of any Actions or Proceedings related to IP other than pursuant to Article 8.9).

8.16	Transfer of certain litigation
Purchaser hereby agrees to assume, and undertakes as of the Closing Date to assume, either directly or through a Designated Purchaser, all of Seller's or the Local Sellers’ rights and obligations in connection with and arising from that certain litigation set out in Annex 8.16. To the extent legally permissible, Purchaser or the relevant Designated Purchaser shall replace the claimant in this litigation and shall take over (Eintritt in die Verfahren mit schuldbefreiender Wirkung) all risks and benefits relating to or resulting from the litigation, with effect as of the Effective Date. Should such replacement not be possible, the claimant shall, to the extent requested by Purchaser, continue to participate in the litigation in its own name, but shall comply with the reasonable directions provided by Purchaser or the relevant Designated Purchaser. Purchaser or the relevant

Designated Purchaser shall bear all external costs, including attorneys’ fees, relating to such litigation arising after the Effective Date, and at the Closing shall reimburse the claimant for all such costs arising between Signing and the Effective Date.
Article 9    Real Estate

9.1	Transferred Real Property

9.1.1
Seller undertakes to procure that the relevant Local Seller will sell, transfer and convey to the Purchaser or the relevant Designated Purchaser at the Closing the relevant Local Seller's right, title and/or interest in, and to, the real property listed in part A of Annex 9, together with all rights, easements and privileges and subject to all obligations appertaining or relating, and encumbrances set forth in Annex 17.2.6, attached to such real property and all improvements erected thereon ("Transferred Real Property") with effect as of the Effective Date by way of and in accordance with the Real Property Sale and Transfer Agreement. The Transferred Real Property shall be transferred and conveyed to the Purchaser or the relevant Designated Purchaser free and clear of all Encumbrances and for no adjustment to the Base Purchase Price.

9.1.2
At the request of Seller, such request to be made at the latest 60 days before the Closing Date, at the Closing Date the relevant Seller Group Company and Purchaser or the relevant Designated Purchaser (as the case may be) shall enter into lease and service agreements with effect as of the Effective Date for the portion of the relevant Transferred Real Property then occupied by other businesses of any Seller Group Company which shall provide for (i) a net rent equal to the net rent internally charged and currently payable for the portion occupied by the other businesses of the relevant Seller Group Company and (ii) the terms and conditions otherwise currently internally applicable. In case of such request, measures shall be implemented to ensure the physical separation (complying with the relevant parties’ standards) of the parts of the Transferred Real Property occupied by the Business and the parts of the Transferred Real Property occupied by the other businesses of the relevant Seller Group Companies. All of the costs for such separation shall be borne exclusively by the relevant Seller Group Company. Section 9.3.3 sentence 3 shall apply mutatis mutandis.

9.1.3
With regard to property management, asset management, facility management and other property related agreements concerning the Transferred Real Property which have been concluded between the Seller or the relevant Seller Group Company and a third party, Article 4 and with respect to any Third Party Consent, Article 7 shall apply mutatis mutandis.

9.2	Premises primarily occupied by the Business and leased from Third Parties

9.2.1
The premises leased by Seller or a Local Seller from a third party (other than Seller or a Seller Group Company) and as of the Effective Date exclusively or Primarily Occupied by the Business are referred to as "Business Leased Premises". "Primarily Occupied" shall mean that at least (i) 2/3 of the space (excluding general space) of the respective premises are occupied by the Business or (ii) 2/3 of the staff working at the respective premises are employed in the Business. Part C of Annex 9 contains an indicative list of such premises.

9.2.2
The lease agreements for the Business Leased Premises ("Transferred Lease Agreements") shall constitute Assumed Contracts and, to the extent not stipulated otherwise in this Article 9, the terms and conditions of Article 4.1 and Article 7 shall apply mutatis mutandis with respect to the transfer and assignment of such Transferred Lease Agreements and to any Third Party Consent required in respect of any such Transferred Lease Agreement. In addition to obtaining the Consent of the applicable landlord under each Transferred Lease Agreement, the Parties shall also use their Reasonable Best Efforts to obtain from such landlord a commercially reasonable estoppel certificate confirming, among things, (i) that there are no defaults or circumstances which could be expected to cause a default under such Transferred Lease Agreement and (ii) the material economic and other terms applicable to such Transferred Lease Agreement, provided, however, that such certificate shall not be a condition to or prerequisite for the transfer of the Transferred Lease Agreements.

9.2.3
If the landlord's Consent to the transfer of any Transferred Lease Agreement has not been obtained prior to the Closing, the Seller or the respective Local Seller and Purchaser or the respective Designated Purchaser shall, with effect as of the Effective Date, enter into a commercially reasonable sublease agreement for, and, if agreed between the relevant parties, service agreements related to, the relevant part of the Business Leased Premises for the period from the Effective Date until the date the landlord's Consent has been obtained ("Sublease Agreement"), or, in case such Consent has been finally denied, until the end of the term of the relevant Transferred Lease Agreement. The Sublease Agreement shall, unless agreed otherwise, provide for the same terms and conditions as set forth in the Transferred Lease Agreement in order to put the relevant parties in the same position as they would have been in, if the relevant Transferred Lease Agreement had been transferred to the Purchaser or the relevant Designated Purchaser as of the Effective Date, provided, however, that:

(a)
If the Transferred Lease Agreement contains termination rights, the notice period for termination rights to be exercised by the landlord under the Sublease Agreement shall be one (1) month shorter than the respective notice period stipulated in the Transferred Lease Agreement and the notice period for termination rights to be exercised by the tenant under the Sublease Agreement shall be one (1) month longer than the respective notice period stipulated in the Transferred Lease Agreement; and

(b)
in case the Transferred Lease Agreement contains a renewal option for the tenant, the Parties shall negotiate in good faith in the individual case whether or not such renewal option shall be exercised or not. If so agreed, then the notice period for exercise by the Purchaser or the Designated Purchaser as subtenant under the Sublease Agreement shall be one (1) month shorter than the respective notice period stipulated in the Transferred Lease Agreement and, in the event the Parties agree that Purchaser or the Designated Purchaser shall have the right to exercise, and actually exercises such option, then the Seller or the respective Local Seller shall exercise such renewal under the applicable Transferred Lease Agreement.

9.2.4
If the landlord's Consent to a Sublease Agreement is required, the Parties shall use their Reasonable Best Efforts to obtain the landlord's Consent as soon as possible after the Closing Date; to the extent not stipulated otherwise in this Article 9, Article 7 shall apply mutatis mutandis with respect to such Consent.

9.2.5
In the event that the landlord under an Transferred Lease Agreement has granted the Third Party Consent to the transfer of such Transferred Lease Agreement relating to Business Leased Premises Primarily Occupied by the Business, Seller or the relevant Local Seller and Purchaser or the relevant Designated Purchaser shall, with effect as of the date on which the transfer of the Transferred Lease Agreement becomes effective, enter into a sublease agreement for the portion of the Business Leased Premises occupied by the other business of Seller or the relevant Seller Group Company. The provisions of Article 9.2.3 shall apply mutatis mutandis to such sublease agreement.

9.3	Premises partly occupied by the Business and owned by Seller or any of its Affiliates

9.3.1	The premises owned by Seller or any Seller Group Company and partly occupied by the Business are referred to as "Shared Owned Premises". Part D of Annex 9 contains an indicative list of such premises.

9.3.2	Any lease agreements, sublease agreements and/or occupancy agreements between Seller Group Companies and/or any similar intracompany arrangements (including service agreements relating thereto) governing the use of Shared Owned Premises by the Business (together "Intragroup Lease Arrangements") shall constitute Excluded Contracts, and Seller shall, and shall procure that its relevant Affiliates will, terminate such Intragroup Lease Arrangements with effect as of the Effective Date.

9.3.3
The Seller or the relevant Local Seller and the Purchaser or the relevant Designated Purchaser (as the case may be) shall, subject to Article 9.3.4, with effect as of the Effective Date enter into new commercially reasonable lease agreements ("New Lease Agreement") for and, if agreed between the relevant parties, service agreements related to the portion of the relevant Shared Owned Premises occupied by the Business, such agreements to be based on market standard terms and conditions as reasonably determined by the applicable parties provided that, unless the parties agree otherwise, (i) the rent shall be equal to the rent currently charged to the Business under Intragroup Lease Arrangements (ii) the obligation as to the status in which the Shared Owned Premises are to be returned at the end of the lease shall correspond to the obligation as currently applicable and (iii) unless the Parties agree otherwise, the term shall be one (1) year. Costs for any measures required to ensure the physical separation (complying with the relevant parties’ standards) of the parts of the Shared Owned Premises occupied by the Business’ and the costs of the removal of the measures for separation at the end of the lease term shall be borne exclusively by Seller. In case the costs of separation render it uneconomical for a one (1) year term, only temporary separation measures as minimally required to protect each Party's legitimate business interest shall be put in place (if any). With respect to the obligation of Purchaser or a Designated Purchaser regarding reinstatement, cleaning, de-installation of any installations brought in, and removal of any defects caused by, the Business, the status of the relevant Shared Owned Premises at the beginning of the actual use by the Business shall be determinative, no reserve is to be booked on account of reinstatement costs in the Working Capital Statement and the costs relating thereto shall be shared equally by Purchaser and Seller.

9.3.4
If so requested by the Seller at the latest thirty (30) days before the Closing Date, the Purchaser or the relevant Designated Purchaser (as the case may be), shall in good faith consider to lease, instead of any Shared Owned Premise, an alternative premise of similar standards as offered by Seller or the relevant Seller Group Company, it being understood that Purchaser shall not be required to agree to use the alternative premises if it reasonably considers this to be economically disadvantageous.

9.4	Premises partly occupied by the Business and leased from third party

9.4.1
The premises leased by Seller or any of its Affiliates from a third party and partly but not Primarily Occupied by the Business shall be referred to as "Shared Leased Premises" (and, jointly with the Business Leased Premises and the Shared Owned Premises, as "Premises"). Part E of Annex 9 contains an indicative list of the Shared Leased Premises.

9.4.2
Any Intragroup Lease Arrangements governing the use of Shared Leased Premises by the Business shall constitute Excluded Contracts, and Seller shall, and shall procure that its relevant Affiliates will, terminate such Intragroup Lease Arrangements with effect as of the Effective Date at the sole cost and expense of Seller and its relevant Affiliates.

9.4.3
Seller or the relevant Seller Group Company and Purchaser or the relevant Designated Purchaser (as the case may be) shall, subject to Article 9.4.6 with effect as of the Effective Date, enter into new commercially reasonable sublease agreements for, and, if agreed between the relevant parties, service agreements related to, the portion of the relevant Shared Leased Premises occupied by the Business as of immediately prior to the Closing Date. Such new sublease agreements to reflect the terms and conditions of the main lease agreement provided that:

(a)
If the main lease agreement contains termination rights, the notice period for termination rights to be exercised by the landlord under the new sublease agreement shall be one (1) month shorter than the respective notice period stipulated in the main lease agreement and the notice period for termination rights to be exercised by the tenant under the new sublease agreement shall be one (1) month longer than the respective notice period stipulated in the main lease agreement;

(b)
in case the main lease agreement contains a renewal option for the tenant, the Parties shall negotiate in good faith in the individual case prior to the option becoming exercisable whether or not such renewal option shall be exercised or not;

(c)
with respect to the obligation of Purchaser or a Designated Purchaser regarding reinstatement, cleaning, de-installation of any installations brought in, and removal of any defects caused by, the Business (if any and if and to the extent relevant under the main lease agreement), the status of the relevant Shared Leased Premises at the beginning of the actual use by the Business shall be determinative no reserve is to be booked on account of reinstatement costs in the Working Capital

Statement and the costs relating thereto shall be shared equally by Purchaser and Seller; and

(d)	for the avoidance of doubt, Seller shall be entitled to terminate the main lease agreement only after giving sixty (60) days prior notice to Purchaser.

9.4.4
If the landlord's Consent to a new sublease agreement is required, the Parties shall use their Reasonable Best Efforts to obtain such Consent as soon as possible after the Effective Date; to the extent not stipulated otherwise in this Article 9, Article 7 shall apply mutatis mutandis with respect to such Consent.

9.4.5
The new sublease agreements shall provide that costs for any measures required to ensure the physical separation (complying with the relevant parties’ standards) of the parts of the Shared Leased Premises occupied by the Business shall be borne exclusively by Seller. In case the costs of separation render it uneconomical for a remaining minimum term of the lease to implement such measures, the Parties shall either agree to alternative arrangements or shall agree to a lease period of six (6) months following the Effective Date in order to provide Purchaser or the relevant Designated Purchaser with sufficient time to relocate to other premises, the costs of which shall be shared by the Parties in equal parts (excluding, for the avoidance of doubt, any agency fee and fit-out costs for the new premises, which shall be borne by Purchaser or the relevant Designated Purchaser). In this case, only temporary separation measures as minimally required to protect each other's legitimate business interest shall be put in place (if any).

9.4.6
If so requested by Seller at the latest thirty (30) days before the Closing Date, Purchaser or the relevant Designated Purchaser (as the case may be), shall in good faith consider to lease, instead of any Shared Leased Premise, an alternative premise of similar standards as offered by Seller or the relevant Seller Group Company, it is being understood that Purchaser shall not be required to agree to lease the alternative premises if it reasonably considers this to be economically disadvantageous.

9.5	Premises to be Vacated by the Business

9.5.1
The premises owned or leased by Seller or any Local Seller and partially but not Primarily Occupied by the Business where the space occupied by the Business as of immediately prior to the Closing Date cannot be separated from the space occupied by the other Seller Group Companies in a manner which is economically feasible shall be referred to as "Premises To Be Vacated". Part F of Annex 9 contains an indicative list of the Premises To Be Vacated. Should it be determined by the Parties between Signing Date and Closing that the separating for other premises is not economically feasible, such locations will be added to the list. Purchaser is entitled to add further locations to the list in accordance with Article 9.6.

9.5.2
Any Intragroup Lease Arrangement relating to the Premises To Be Vacated shall constitute Excluded Contracts, and Seller shall, and shall procure that its relevant Affiliates will, terminate such Intragroup Lease Arrangements with effect as of the Effective Date.

9.5.3
Purchaser or the relevant Designated Purchaser shall without undue delay after the Effective Date, but in any event no later than six (6) months thereafter, vacate the Premises To Be Vacated, de-install and relocate any Transferred Assets located in the Premises To Be Vacated, and in each case the costs relating thereto (excluding, for the avoidance of doubt, any agency fee and fit-out costs for the new premises, which shall be borne by Purchaser or the relevant Designated Purchaser) shall be shared by the Parties in equal parts and such relocations shall be affected without undue interference of the other business operations on the Premises To Be Vacated. For the period of time from the Effective Date until actual hand-over of the Premises To Be Vacated, the provisions of the relevant Intragroup Lease Arrangements shall apply mutatis mutandis and Purchaser or the relevant Designated Purchaser shall pay to Seller or the relevant Local Seller an amount equal to the amount allocated to the Business for the occupancy of, and the services received in relation to, the relevant Premises To Be Vacated.

9.6	Exclusion right of Purchaser
Purchaser and the applicable Designated Purchaser shall have the right not to (sub)lease the relevant part of any Shared Owned Premises or any Shared Leased Premises where not more than ten (10) Business Employees are based. Purchaser shall notify Seller no later than ten (10) Business Days before Closing Date as to which Owned Shared Premises or Leased Shared Premises it wishes to so exclude.

9.7	Erlangen
The list of Premises To Be Vacated contains four (4) sites in the city of Erlangen, Germany. Seller will procure that the operations of the Business in Erlangen will be consolidated either at another site or at one of those listed as a Premise To Be Vacated within the city of Erlangen. Seller shall consult Purchaser about the selection of the premises and the premise selected shall be reasonably acceptable to Purchaser. The lease for the consolidated site will be handled in accordance with this Article 9. Such consolidations will be effected before the Effective Date and will, accordingly, be at Seller's cost. Maintaining the Business at such site will comply with the Site Covenant (Article 20.3).

Article 10    Employees

10.1	Business Employees
The Parties shall each use their Reasonable Best Efforts to procure that each employee of Seller or of any Local Seller whose employment relationship, as of the Effective Date, exclusively or primarily relates to or works for the Business (including inter alia employees working in shared services and central functions) (together "Business Employees"), shall be transferred as of the Closing Date with economic effect as of the Effective Date in accordance with this Article 10 to Purchaser or the Designated Purchasers ("New Employer"). Notwithstanding the foregoing, any such transfer with respect to any Business Employee who is employed in the United States and who is not actively employed with Seller or a Local Seller as of the Effective Date (each, an "Inactive US Business Employee") shall occur as of the date that such Inactive US Business Employee returns to active employment, provided that such Inactive US Business Employee returns to active employment within nine (9) months following the Effective Date. In no event shall an Inactive US Business Employee become a Transferred Employee for purposes of this Agreement until such employee begins employment with Purchaser or any of its Affiliates. The current employer of each Business Employee is hereinafter referred to as a "Current Employer". An anonymised list of the employees who as of 30 June 2014 would have qualified as Business Employees is set forth in Annex 10.1.

10.2	Identification of Shared Function Employees
Not less than 30 days prior to the Closing Date, Seller and Purchaser shall mutually identify at least seventy-five (75) shared function employees ("Transferred Shared Function Employees") who worked for the Business (but not primarily so) to be added to the list of Business Employees. Prior to adding such shared function employees to the list, Seller and Purchaser shall consult each other to discuss the current and future needs of the Business and which employees of Seller and the relevant Local Seller are best suited to meet them. The identity of Transferred Shared Function Employees shall be agreed in good faith. Notwithstanding anything contrary herein, such Transferred Shared Function Employees, shall then qualify as Business Employees. Where employees initially targeted to be Transferred Shared Function Employees do not agree to accept an offer for employment with Purchaser or the relevant Designated Purchaser, Seller and Purchaser shall work together in good faith to replace any such employee by a suitable alternative candidate which shall be considered Business Employees. In the event that the number of Transferred Shared Function Employees who agree to transfer to Purchaser or the relevant Designated Purchaser pursuant to this Article 10.2 is less than one hundred and fifty (150), Purchaser and Seller shall share equally any severance amounts actually paid by Seller and its Affiliates under an existing Employee Plan, the applicable individual employment agreements or under an agreement with the respective employee consistent with local standards in connection with any termination of employment that occurs not less than two (2) months following the Closing Date, of a number of shared function employees equal to the difference between (x) one hundred and fifty (150), and (y) the number of Transferred Shared Function Employees who actually accept employment with Purchaser or the relevant Designated Purchaser. Purchaser shall, upon being provided with reasonable proof by Seller that the relevant severance payment has indeed been made by Seller or its Affiliates, reasonably promptly reimburse Seller for fifty percent (50%) of the gross amount of such severance payments.

10.3	Update of List of Business Employees
In order to reflect any changes in respect of the Business Employees after the Signing Date, the Seller shall submit to the Purchaser (i) for the month of July 2014, an update of Annex 10.1 of the Business Employees not later than 31 August 2014 (ii) as from September 2014, prior to the 15th day of each month updates to Annex 10.1 of the Business Employees as of the last day of the preceding month, and (ii) a final version of Annex 10.1 of the Business Employees, to be delivered on the second Business Day prior to the Closing Date, with the final list showing the status as of the Effective Date and to be attached to the applicable Local Asset Transfer Agreement.

10.4	Transfer of Business Employees
To effect the transfer of the employment relationships with the Business Employees, the Parties shall implement the following:

10.4.1
To the extent that local law provides for an automatic transfer of employment relationships arising from a transfer of business (Betriebsübergang) by operation of law, the Parties shall take all such steps as are reasonably required under local law to effect such automatic transfer of those Business Employees as of the Closing Date. In particular, to the extent so required under applicable local law, without undue delay after the Signing Date, the relevant Current Employer and the relevant New Employer shall jointly inform each relevant Business Employee about the transfer of Business, the timing of the transfer, the legal, financial and social consequences of the transfer for the employees and any measures envisaged with regard to the Business Employees by way of a communication mutually acceptable to Seller and Purchaser.

10.4.2
To the extent that any Business Employee does not transfer automatically by operation of law, and subject to Applicable Employment Law, each Current Employer shall terminate the employment with each of these Business Employees and the New Employer shall offer to each such Business Employee new employment at terms and conditions which include cash compensation (including base salary/base wage rate and variable compensation) and employee benefits that are comparable, in the aggregate, to those provided by the Current Employer to such Business Employee immediately prior to the Closing Date. Accordingly, the New Employer shall not be obliged to offer equity based compensation, provided however that any equity based compensation is compensated by other compensation elements in compliance with the first sentence of this Article 10.4.2. When determining the terms and conditions to be provided to such Business Employees pursuant to the first sentence of this Article 10.4.2, in relation to Business Employees employed in the United States the New Employer shall not be obliged to take into account (i) any retiree health and welfare benefits, and (ii) as the defined benefits pension schemes of Seller's US Affiliate are frozen, any defined benefit pension benefits. Notwithstanding the foregoing, nothing in this Article 10.4.2 shall be interpreted to interfere with the right of Purchaser or its Affiliates to change any of the employee benefit plans, programs, policies and arrangements maintained by Purchaser or its Affiliates, or interpreted a change of any benefit plan, it being understood that such changes may occur regularly as a consequence of changes to the compensation and benefit schemes of the Purchaser with regard to its workforce generally.

10.4.3
Purchaser shall, or shall cause its Affiliates to, recognize, for each Transferred Employee, service earned on and prior to the Closing Date with Seller and its Affiliates or any of their respective predecessors to the same extent recognized by the Current Employer for the purpose of calculating benefits and entitlements based on service duration, including in particular, in relation to each Transferred Employee who is employed by the New Employer in the United States (a "US Transferred Employee"), services earned (i) for purposes of vesting and diversification under Purchaser’s 401(k) plan, (ii) for purposes of Purchaser’s health plan and short-term disability plan, and Purchaser’s vacation accrual, personal days and federal and state family and medical leave policies, in each case, applicable to the Transferred Employee after the Closing Date, (iii) for purposes of vesting and funding under Purchaser’s health reimbursement account applicable to the Transferred Employee after the Closing Date, and (iv) for purposes of calculating the benefits with respect to severance. Notwithstanding the foregoing, such service credit shall be recognized only to the extent that service is relevant under the applicable Purchaser plan or policy and nothing herein shall result in a duplication of benefits with respect to the Transferred Employees.

10.4.4
The Purchaser shall, and shall cause the relevant Designated Purchaser to, provide severance entitlements to each Transferred Employee for a period of at least two years after the Effective Date equivalent to what such Transferred Employee was entitled to immediately prior to Closing, provided that in relation to the US, the following shall apply:

(a)
the severance entitlements for the US Transferred Employees currently participating in the Severance Benefit Plan of Siemens Medical Solutions USA Inc. shall be equivalent to the entitlements provided under such plan;

(b)
the severance entitlements for the US Transferred Employees currently participating in the Severance Framework for Senior Management (USA HR Compensation circular #2/2010 update) shall be equivalent to the entitlements provided under such plan;

(c)
the severance entitlements for the US Transferred Employees who do not participate in any of the plans referred to in para (a) and (b) above, shall be equal to the entitlements provided in the Siemens Medical Solutions USA Inc. Severance Benefit Plan.

10.4.5
Purchaser shall, or shall cause its Affiliates to waive or cause to be waived any pre-existing condition limitations or requirements in any of its group medical plans with respect to the participation of US Transferred Employees in such plans. For the avoidance of doubt, Purchaser and its Affiliates shall not be required to waive any pre-existing condition limitations or requirements with respect to any Business Employee for purposes of any long-term disability plan (except to the extent, if any, as may be required by applicable law).

10.4.6
Purchaser shall, or shall cause its Affiliates to recognize or cause to be recognized for purposes of annual deductible and out-of-pocket limits under Purchaser’s or the relevant Designated Purchaser's health plans applicable to US Transferred Employees, deductibles and expenses that apply to out of pocket limits paid by US Transferred Employees under the employee benefit plans of the Current Employer in the calendar year in which the Closing Date occurs.

10.4.7
At any time following the Signing Date, subject to applicable Law, Seller and Purchaser (and their Affiliates) may hold pre-arranged communication sessions with Business Employees relating to employment-related matters in connection with this Agreement (the "Employment Matters") as such sessions may be organized by Seller or Purchaser (or any of their Affiliates) and mutually agreed to by both Parties (the "Employee Sessions"). Without limiting the foregoing, the Parties acknowledge and agree that (i) they shall consult with each other prior to either or both Parties (or their respective Affiliates) carrying out or informing any Business Employees of any Employee Sessions or providing any written communications to the Business Employees relating to the Employment Matters and (ii) any Employee Session shall comply with all applicable Laws.

10.4.8	To the extent that the employment rights or contract of employment of any employee or former employee of Seller or one of its Affiliates (who is not a

Business Employee) is claimed or deemed to have effect after the Effective Date as a result of the sale and purchase of the Business (such a person referred to as an "Additional Employee"), then:

(a)	Purchaser shall notify Seller as soon as possible after it becomes aware of the claim by an Additional Employee;

(b)
Subject to Applicable Employment Law, Purchaser and its relevant Affiliates shall use Reasonable Best Efforts to terminate the employment relationship with the Additional Employee without undue delay and with effect as of the earliest termination date legally possible;

(c)	Purchaser and its relevant Affiliates will use reasonable endeavours to minimise any liability resulting from the termination; and

(d)
Seller will indemnify Purchaser and its Affiliates against all Losses arising out of or in connection with the termination of employment of the Additional Employee arising in accordance with this Article 10.4.7.

10.5	Cooperation of Parties
Without undue delay after the Signing Date and to the extent required by Applicable Employment Law, the Parties shall cooperate and prepare and implement the transfer of the Business Employees in accordance with this Agreement and the Local Asset Transfer Agreements (including for the avoidance of doubt the transfer by termination and re-hire) and shall, in particular,

10.5.1	make available to each other such information as is reasonably required to implement the transfers of the Business Employees (including Shared Function Employees);

10.5.2
support the transfer of the Business Employees, use their Reasonable Best Efforts to encourage them to transfer and abstain from any measure which might reasonably be expected to induce a Business Employee to object to the transfer or not to accept the termination and offer for employment by the New Employer, unless otherwise agreed between the Parties with regard to individual Business Employees;

10.5.3	as and to the extent required under Applicable Employment Law, co-operate to notify the Business Employees and their representative bodies, unions and any relevant authority of the transfer;

10.5.4
fully and timely comply with all applicable collective and individual obligations, including co-determination, consultation and information obligations applicable in the context of the contemplated transfer; and

10.5.5
take such other steps and actions as are reasonably required to support the transfer of the Business Employees, including in particular that the Seller shall, as soon as reasonably practicable after the date of this Agreement, provide Purchaser with details as reasonably required, including plan documents, financial information and contribution rates of the Assumed Plans.

10.6	Information Duty; Transferred Employees

10.6.1
The Parties shall keep each other informed about the progress of the transfer of the Business Employees. In particular, Seller shall and shall procure that its relevant Local Sellers inform Purchaser of any objections filed by any of the Business Employees and any refusal to accept the termination by Seller and offer for employment by Purchaser and Purchaser shall inform Seller when any of the Business Employees accept employment from the New Employer.

10.6.2
In addition, Seller shall submit to the Purchaser in relation to those Business Employees based in the US, by the end of August 2014, a complete data set reasonably requested by Purchaser. For all other Business Employees, Seller shall submit to Purchaser by the end of October 2014, a complete data set reasonably requested by Purchaser, subject to compliance with applicable privacy law. Seller shall provide to Purchaser such updated data sets with respect to the Business Employees on Annex 10.1 as updated pursuant to Article 10.3.

10.6.3
Subject to applicable privacy laws, Seller undertakes to provide to Purchaser, in accordance with Article 27.13 within sixty (60) days after the date hereof, a complete list of all individual employment, retention, termination, severance or other similar contracts entered into with any Business Employee who receives annual base pay in excess of USD 100,000.00 (in words: one hundred thousand US Dollars).

10.6.4
Seller undertakes to provide to Purchaser, in accordance with Article 27.13 within sixty (60) days after the Signing Date, a complete list of all material collective bargaining agreements, trade union, works council agreements or arrangements in relation to the Business or any Business Employee in all relevant countries to which Seller or any Local Seller is a party (i.e. agreements which are entered into between Seller or any Local Seller and a representative body of employees of Seller or any Local Seller in relation to the Business).

10.6.5
Subject to applicable privacy laws, Seller undertakes to provide to Purchaser within sixty (60) days after the Signing Date all information and documents described in Article 17.2.16(a) with respect to the Siemens Savings Plan and each Assumed Plan to the extent such information and documents were not provided to Purchaser prior to the Signing Date. Subject to applicable privacy laws, Seller undertakes to provide to Purchaser all information regarding the Business Employees and the Shared Function Employees reasonably requested by Purchaser, including copies of and information related to any Employee Plans.

10.7	Employee Related Liabilities

10.7.1
Except for the Assumed Plans and the Assumed Liabilities, Seller and its Affiliates shall be solely responsible for, and Purchaser and its Affiliates shall not assume or have any Liabilities under, in connection with or with respect to any (i) Employee Plans or (ii) any other compensation or benefit plan, policy, program, agreement or arrangement at any time established, maintained, sponsored or contributed to by Seller or any of its Affiliates (collectively, the "Excluded Employee Liabilities"). Subject to Article 10.8.1 and 10.10, Seller and its Affiliates shall be solely responsible for all Excluded Employee Liabilities, including, without limitation, all severance, retention bonuses and similar obligations that become payable in connection with the transactions contemplated by this Agreement or as a result of the termination of employment of any Business Employee. Without limiting the generality of the foregoing, Seller and its Affiliates shall retain any and all obligations they may have to provide benefits to Business Employees (and their eligible spouses and dependents) under pension plans and retiree welfare plans applicable to Business Employees in the US or such plans that are not otherwise Assumed Plans.

10.7.2
Prior to the Closing, Seller and its Affiliates shall take or cause to be taken any and all actions (including, without limitation, plan amendments) necessary or appropriate to provide that, effective as of the Closing, the Business Employees shall cease to actively participate in all Employee Plans, other than the Assumed Plans.

10.7.3
Siemens Corporation shall retain the sponsorship of the Siemens Savings Plan, and Seller, its Affiliates and/or the trust related to the Siemens Savings Plan, as applicable, shall retain all liabilities and obligations under or with respect to the Siemens Savings Plan, subject to any roll-overs which a US Transferred Employee may make pursuant to this section. The Siemens Savings Plan shall make distributions to US Transferred Employees in accordance with the terms of the Siemens Savings Plan and applicable law. As soon as practicable following the Closing Date, Purchaser shall sponsor or cause to be established or amended a defined contribution plan and trust that is intended to qualify, and shall have been determined to be qualified, under Sections 401(a), 401(k) and 501, as applicable, of the Code (the "Purchaser 401(k) Plan"), which shall accept direct rollovers of the account balances of US Transferred Employees in the Siemens Savings Plan, including, but not limited to, any loan receivables (related to loans from the Siemens Savings Plan to US Transferred Employees). Each of Seller and Purchaser, respectively, shall take all necessary action, including any necessary plan amendments, to cause the Siemens Savings Plan and the Purchaser 401(k) Plan to permit each US Transferred Employee to make rollover contributions of "eligible rollover distributions" (within the meaning of Section 401(a)(31) of the Code, inclusive of loans), in the form of cash or notes (in the case of loans), in an amount equal to the full account balance distributable to such US Transferred Employee from the Siemens Savings Plan to the Purchaser 401(k) Plan, in each case, subject to the terms and conditions of such plan. Seller agrees to cause any such loan held by a US Transferred Employee not to be placed into default during the period from the Closing Date until the applicable rollover is completed, provided that such period shall not exceed sixty (60) days following the date of termination of employment of the US Transferred Employee (or such longer period as may be permitted under the Siemens Savings Plan) and provided that the participant continues to make all required installment payments with respect to such loan in accordance with the Seller’s reasonable procedures.

10.8	Objection of Business Employees
Any Business Employee who (i) objects to the automatic transfer of his/her employment relationship or (ii) who could not be terminated in time for the termination to become effective as of the Closing Date and continues to be legally employed by the relevant Current Employer as of the Closing Date or (iii) for any other reason is not a Transferred Employee is an "Objecting Employee".
With regard to each Objecting Employee, the following shall apply:

10.8.1
Subject to Article 10.8.2, if the objection of the Objecting Employee is valid or if Seller and Purchaser or the relevant Local Seller and Designated Purchaser mutually accept and waive their rights with regard to such objection, any rights and obligations related to such Objecting Employee which in the course of the transaction have already been transferred to the New Employer shall be retransferred and reassigned to the Current Employer as if such original transfer or assignment had never occurred. The Parties shall take all measures reasonably required to perfect such retransfer or re-assignment (including the adjustment of the Pension Amount, if applicable). Subject to Article 10.8.4, all amounts payable to or with respect to any Objecting Employee (including the provision of any benefits) shall be the sole responsibility of Seller or the applicable Local Seller.

10.8.2	Subject to Applicable Employment Law, if not already done, the Current Employer shall use Reasonable Best Efforts to terminate the employment relationship with the relevant Objecting Employee without undue delay and with effect as of the earliest termination date legally possible.

10.8.3
Seller and Purchaser may agree to enter into a service agreement prior to or at the Closing as a result of which each Objecting Employee shall, as from the Effective Date, provide services to Purchaser or a Designated Purchaser, if and as long as such Objecting Employee is still an employee of the Current Employer. The consideration to be paid by Purchaser under such service agreement shall be equal to the costs of Seller or the respective Local Sellers related to such Objecting Employee. To the fullest extent legally permissible, Seller and the Local Sellers shall not be liable for any losses incurred by Purchaser or a Designated Purchaser in connection with the performance of services by the Objecting Employees unless explicitly provided for in such service agreement.

10.8.4
Seller shall be responsible for all Liabilities related to Objecting Employees including, where applicable, to pay severance, provided that with regard to any Business Employees located in the US, Purchaser agrees to reimburse the Local Seller in the US for 50% of the severance payment owed and made to a Business Employee who does not accept the employment offer from Purchaser and who is, as a consequence of such Business Employee being terminated by the Local Seller in the US in accordance with Article 10.8.3 entitled to such severance under an existing Employee Plan.

10.9	Workers’ Council Agreements
Unless the same subject matter is governed by new or existing workers’ council agreements applicable to the New Employer and the Transferred Employees, the workers’ council agreements in existence and applicable to the Business Employees on the Closing Date shall remain in force in accordance with their terms, subject to Applicable Employment Law.

10.10	Retention Bonuses
Seller and the Current Employer have granted retention bonuses to selected Business Employees. Details of the retention bonus commitments have been shared by Seller with the Purchaser. Annex 10.10 sets forth the Parties agreement as to how to share the costs arising under the retention programs. The relevant retention bonuses will have to be paid out by the relevant New Employer after the Effective Date. Seller shall, against proof that the relevant payment has indeed been made, reimburse the relevant Local Purchaser against its share of the gross amounts of such retention bonuses so paid to the relevant Transferred Employees as set forth in Annex 10.10 plus any taxes incurred by the employer with respect thereto.

10.11	Retirement Benefits
Except to the extent expressly provided in this Article 10, all rights and obligations regarding any retirement benefits relating to the Transferred Employees shall be exclusively governed by the provisions contained in the Pension Schedule attached as Annex 10.11. For the avoidance of doubt, any assets or liabilities taken into account in determining the Pension Amount shall not be taken into account in computing the Working Capital.

10.12	Equity Based Instruments
Seller has implemented various group-wide equity based compensation schemes, inter alia, share matching plans and stock awards (collectively "Equity Based Instruments"). Seller and the Current Employer have granted Equity Based Instruments to selected Business Employees. Under the applicable rules governing the Equity Based Instruments, those Transferred Employees who have received Equity Based Instruments will be entitled to a cash compensation following the sale of the Business (collectively, the "Equity Payouts"). The Equity Payouts will be paid out by the relevant New Employer after the Closing Date. Seller shall make available to Purchaser such information as Purchaser reasonably requires to make the Equity Payout when the same become due and shall, against proof that the relevant payment has indeed been made, indemnify and promptly reimburse Purchaser or the New Employer with respect to the full amount of the Equity Payouts, including any Taxes or other amounts related thereto.

10.13	Personnel Records
The Purchaser acknowledges and agrees that all personnel records of Business Employees conveyed to the Purchaser and/ or in the custody and control of the Business shall be preserved and retained in accordance with Article 22.2.

10.14	Non-Solicitation
Seller agrees that it shall not, and it shall cause its Affiliates (Seller and its Affiliates collectively, the "Hiring Party") not to, prior to the second anniversary of the Closing Date, directly or indirectly solicit employment of any Transferred Key Employees or any current employees of Purchaser or its Affiliates who became known to the Hiring Party in connection with the Transactions. The restrictions contained in this Article 10.14 shall not apply to (i) general solicitations not specifically directed to any Transferred Key Employee or any such employee of Purchaser or its Affiliates, (ii) any solicitation of an individual who is no longer employed by Purchaser or its Affiliates at that time, and (iii) with respect to any employee who has been terminated by Purchaser or its Affiliate, as applicable, prior to such solicitation.

10.15	Paid Time Off
Seller agrees to pay all US Transferred Employees all accrued compensation, including but not limited to paid time off ("PTO"), at the termination of each such US Transferred Employee’s employment with Current Employer, except that, to the extent permitted by applicable law, US Transferred Employees may elect to transfer up to 80 hours of paid time off ("PTO") accrued and unused during their employment at Seller and such PTO shall be credited in the respective US Transferred Employee’s vacation account with Purchaser. For the avoidance of doubt, Seller will pay Purchaser for up to 80 hours of any such unused and accrued PTO that is to be credited in the applicable US Transferred Employee’s vacation account with Purchaser.

10.16	Waiver of Non-Competition Covenants
Seller, on behalf of itself and its Affiliates (including any Current Employer), hereby waives any non-competition and similar restrictions that are applicable to the Transferred Employees to the extent such restrictions would otherwise limit the scope of any Transferred Employee’s services to Purchaser or the New Employer.

10.17	WARN
Seller and its Affiliates shall comply with the requirements of the United States Worker Adjustment and Retraining Notification Act of 1988 ("WARN") and any similar state law with respect to any "plant closing" or "mass layoff", as those terms are defined in WARN, which may result from the termination by the Seller or any of its Affiliates of the employment of any employees of any such entity in connection with the transactions contemplated by this Agreement.

10.18	No Third-Party Rights
It is expressly agreed that the provisions of this Article 10 are not intended to be, and shall not be, for the benefit of or otherwise enforceable by any third person, including, without limitation, any Business Employee, any beneficiary or dependent thereof, or any collective bargaining or employee organization representative thereof.
Article 11    Required Permits, Export Licenses and Customs Authorizations

11.1	Identification of Required License
The Parties shall cooperate in identifying all Permits that Purchaser and any Designated Purchaser requires or that are necessary or recommended to carry-out the Business as conducted at the Signing Date and at the Closing Date ("Required Permits").

11.2	Transfer of Required Licenses other than Export Licenses and Custom Authorization
With respect to the Required Permits other than (i) licenses granted by public authorities for (x) export, transfer, transit or re-export of goods, technology and software, (y) performance of technical assistance or provision of other services, for brokering, or (z) any other action or omission in connection with a cross-border business relationship or any other business relationship that by law requires a license for export control reasons ("Export Licenses"), and (ii) authorization granted by customs authorities for the use of specific facilitations for imports and exports, temporary imports, customs proceedings with commercial relevance, utilization of preferences and payment of customs duties ("Customs Authorizations"), the Parties agree as follows:

11.2.1
Seller hereby undertakes to transfer, either directly or through its applicable Affiliate, to Purchaser or the relevant Designated Purchaser, and Purchaser hereby undertakes to accept directly or through a Designated Purchaser, the transfer of, all such legally transferable Required Permits (other than Export Licenses and Customs Authorizations) held by Seller or any of its Affiliates pertaining to the Business as of the Closing ("Transferred Permits") at the Closing; and

11.2.2
The terms and conditions of Article 4 shall apply mutatis mutandis with respect to the transfer of the Transferred Permits and Article 7 shall apply mutatis mutandis with respect to any Third Party Consent required in respect of any such Transferred Permits.

11.3	Export Licenses and Custom Authorization
As of the Effective Date, Purchaser and the Designated Purchasers shall be solely responsible for obtaining any new Export Licenses and Customs Authorizations regarding the Business pursuant to the relevant national laws and the (re-)export control regulations of the United States of America. Purchaser and the applicable Designated Purchasers covenant and agree not to use Export Licenses or Customs Authorizations held by Seller or any of its Affiliates at any time. If necessary to prevent any Liability of Seller or any of its Affiliates, Purchaser shall immediately issue or cause the applicable Designated Purchaser to issue a statement to the applicable Governmental Authority and/or third parties involved demonstrating the responsibility of Purchaser or such applicable Designated Purchaser to comply with the relevant export control regulations as of the Effective Date.

Article 12    Local Asset Transfer Agreements

12.1	Local Asset Transfer Agreement
To effect the sale and transfer of the Entire Transferred Assets and the Assumed Liabilities as contemplated herein, at or prior to the Closing as applicable, Seller shall, and shall procure that each Local Seller will, enter into local asset transfer agreements (the "Local Asset Transfer Agreements"), as sellers, and Purchaser shall, and shall procure that its relevant Designated Purchaser will, enter into such Local Asset Transfer Agreements as purchasers for all countries listed in Annex 2.1 substantially in the form as attached hereto as Annex 12.1. The Parties acknowledge and agree that the Local Asset Transfer Agreements shall contain only such terms and provisions as are necessary to effect the intent of the Agreement and shall be substantially based on the same form of agreement agreed to by the Parties with only such changes necessary under applicable law to effect the transfer of the Entire Transferred Assets and the assumption of the Assumed Liabilities in accordance with this Agreement. The Parties agree that the Local Asset Transfer Agreement for the Netherlands, Belgium, Switzerland and Sweden shall contain a local condition precedent that the works council consultation has been concluded and that, should such works council consultation suggest any changes to such Local Asset Transfer Agreement, the parties thereto will consider such changes in good faith.

12.2	Real Property Sale and Transfer Agreement
Seller undertakes to procure that, at the Closing Date, the relevant Local Seller will enter into as seller, and Purchaser undertakes to enter (or procure that a Designated Purchaser enters) into as purchaser, an agreement for the sale and transfer of the Transferred Real Property substantially in the form as attached hereto, with such changes as necessary under applicable law or reasonably requested by either Party, as Annex 12.2 (the "Real Property Sale and Transfer Agreement").

12.3	Conflicts and Disputes
Other than under Article 12 and other than explicitly agreed in this Agreement, the Local Asset Transfer Agreements shall not impose any rights and obligations on the respective parties unless required by applicable local law. Seller and Purchaser shall procure that any dispute arising out or in connection with any of the Local Asset Transfer Agreements between the respective parties to the Local Asset Transfer Agreement will be resolved exclusively between the Parties and only in accordance with the terms of this Agreement, as if the relevant Local Asset Transfer Agreement had been concluded directly between Seller and Purchaser. Seller and Purchaser shall indemnify the respective other Party against all Losses incurred by such other Party or any of its Affiliates in connection with any dispute pursued locally under any of the Local Asset Transfer Agreements.

12.4	Purchaser Guarantee
Purchaser hereby irrevocably guarantees by means of an independent guarantee the fulfilment of any liabilities and obligations of the Designated Purchasers of any type whatsoever arising out of or in connection with the respective Local Asset Transfer Agreements. Purchaser hereby waives any rights it may have to require Seller and/or its relevant Affiliate to proceed first against, or claim payment from, a Designated Purchaser.

12.5	Seller Guarantee
Seller hereby irrevocably guarantees by means of an independent guarantee the fulfilment of any liabilities and obligations of the Local Sellers of any type whatsoever arising out of or in connection with the respective Local Asset Transfer Agreements. Seller hereby waives any rights it may have to require Purchaser and/or its relevant Affiliate to proceed first against, or claim payment from, a Local Seller.
Article 13    Global Alliance Agreement and Joint Investments Agreement
At the date hereof, the Parties entered into an agreement on the global cooperation in certain fields of the global healthcare market ("Global Alliance Agreement") and an agreement on the joint investment ("Joint Investments Agreement"), both of which are attached hereto for evidentiary purposes as Annex 13.
Article 14    Closing Condition, Closing; Pre-closing Actions

14.1	Seller Closing Conditions
The obligations of Seller (and the Local Sellers) to consummate the transactions contemplated by this Agreement (the "Closing") will be subject to the fulfilment (or written waiver by Seller), at or prior to the Closing Date, of each of the following conditions:

14.1.1	Antitrust Approvals

(a)	All applicable waiting periods (and extensions thereof) under the HSR Act shall have expired or early termination thereof shall have been granted.

(b)	All applicable waiting periods in all further jurisdictions listed in Annex 14.4 under the respective merger control laws shall have expired or otherwise been terminated.

14.1.2	Orders
No enforceable judgment, injunction, decree or order from any Governmental Authority shall exist which would prohibit, restrain or declare illegal the consummation of the Transactions.

14.1.3	Representations and Warranties
There shall not have been a breach of the representations and warranties of Purchaser contained in this Agreement which is so material, taking into account all the circumstances of the specific case and weighing the interests of both Parties, as to render it unreasonable (unzumutbar) for the Seller to be required to adhere to its obligation to effect Closing (it being understood that Purchaser shall have the right to cure any breach of a representation and warranty and Seller shall thereafter be required to adhere to its obligation to effect Closing).

14.1.4	Covenants and Agreements
There shall not have been a breach by the Purchaser of the other obligations, covenants and agreements contained in this Agreement which is so material, taking into account all the circumstances of the specific case and weighing the interests of both Parties, as to render it unreasonable (unzumutbar) for the Seller to be required to adhere to its obligation to effect Closing (it being understood that Purchaser shall have the right to cure any breach of its obligations, covenants and agreements and Seller shall thereafter be required to adhere to its obligation to effect Closing).

14.1.5	No Frustration of Contract
At any time on or after the date of this Agreement until the Closing Date, there shall not have occurred a frustration of contract within the meaning of Section 313 Para. 3 BGB (Störung der Geschäftsgrundlage) (or, if one shall have occurred, it shall not have been cured to the reasonable satisfaction of Seller by means of amendment of this Agreement by the Parties or otherwise) provided that circumstances which are triggered by the Transactions (and in particular the effects the Transactions may have on the operation of the Business, its relations to customers and its ability to generate new business) or events or developments which the Parties were aware of as of the Signing Date shall not constitute a frustration of contract.

14.1.6	Closing Date Actions
Purchaser and/or the applicable Designated Purchasers shall have taken all of the Closing Date Actions to be taken by Purchaser and the Designated Purchasers.

14.2	Purchaser Closing Conditions
The obligations of Purchaser to effect the Closing will be subject to the fulfilment (or written waiver by Purchaser), at or prior to the Closing Date, of each of the following conditions:

14.2.1	Antitrust Approvals

(a)	All applicable waiting periods (and extensions thereof) under the HSR Act shall have expired or early termination thereof shall have been granted.

(b)	All applicable waiting periods in all further jurisdictions listed in Annex 14.4 under the respective merger control laws shall have expired or otherwise been terminated.

14.2.2	Orders
No enforceable judgment, injunction, decree or order from any Governmental Authority shall exist which would prohibit, restrain or declare illegal the consummation of the Transactions.

14.2.3	Representations and Warranties
There shall not have been a Breach of the representations and warranties of Seller contained in this Agreement which is so material, taking into account all the circumstances of the specific case and weighing the interests of both Parties, as to render it unreasonable (unzumutbar) for the Purchaser to be required to adhere to its obligation to effect Closing (it being understood that Seller shall have the right to cure in full any actual or alleged Breach of a representation and warranty and, if such actual or alleged Breach is cured in full, Purchaser shall thereafter be required to adhere to its obligation to effect Closing, it being agreed that (i) if such actual or alleged Breach can be cured by the payment of money, Seller’s right to cure such actual or alleged Breach shall, if exercised, be effected by agreeing that Purchaser may decrease the Purchase Price (subject to clause (ii) immediately below) by an amount equal to Purchaser’s good faith estimate of the maximum amount required to cure such actual or alleged Breach, and (ii) notwithstanding such reduction of the Purchase Price, Seller shall be entitled after the Closing to contest in accordance with Article 28 either or both of the existence, or the amount required to cure, such actual or alleged Breach).

14.2.4	Covenants and Agreements
There shall not have been a Breach by the Seller of the other obligations, covenants and agreements contained in this Agreement which is so material and adverse to the Business, taking into account all the circumstances of the specific case and weighing the interests of both Parties, as to render it unreasonable (unzumutbar) for the Purchaser to be required to adhere to its obligation to effect Closing (it being understood that Seller shall have the right to cure in full any actual or alleged Breach of its obligations, covenants and agreements and, if such actual or alleged Breach is cured in full, Purchaser shall thereafter be required to adhere to its obligation to effect Closing, it being agreed that (i) if such actual or alleged Breach can be cured by the payment of money, Seller’s right to cure such actual or alleged Breach shall, if exercised, be effected by agreeing that Purchaser may decrease the Purchase Price (subject to clause (ii) immediately below) by an amount equal to Purchaser’s good faith estimate of the maximum amount required to cure such actual or alleged Breach, and (ii) notwithstanding such reduction of the Purchase Price, Seller shall be entitled after the Closing to contest in accordance with Article 28 either or both of the existence, or the amount required to cure, such actual or alleged Breach).

14.2.5	No frustration of contract
At any time on or after the date of this Agreement until the Closing Date, there shall not have occurred a frustration of contract within the meaning of Sec. 313 Para 3 BGB (Störung der Geschäftsgrundlage) (or, if one shall have occurred, it shall not have been cured to the reasonable satisfaction of Purchaser by means of amendment of this Agreement by the Parties or otherwise) provided that circumstances which are triggered by the Transactions (and in particular the effects the Transactions may have on the operation of the Business, its relations to customers and its ability to generate new business) or events or developments which the Parties were aware of as of the Signing Date shall not constitute a frustration of contract.

14.2.6	Financial Statements
Seller shall have delivered to Purchaser the Audited Financial Statements in accordance with Article 14.5.

14.2.7	Closing Date Actions
Seller and/or the applicable Local Seller shall have taken all of the Closing Date Actions to be taken by Seller and the Local Sellers.

14.3	HSR Act; Antitrust; Other Approvals

14.3.1
Seller and Purchaser shall, as promptly as practicable, but in no event later than ten (10) Business Days following the Signing Date, file with the United States Federal Trade Commission (the "FTC") and the United States Department of Justice (the "DOJ") the notification and report form, if any, required for the consummation of the Transactions and any supplemental information, if any, requested in connection therewith pursuant to the HSR Act. Any such notification and report form and supplemental information shall be in substantial compliance with the requirements of the HSR Act. Each Party shall cooperate with the other Party in exchanging such information and providing such assistance as the other may reasonably request in connection with the preparation of any filing or submission that is necessary under the HSR Act.

14.3.2	Seller and Purchaser shall use their Reasonable Best Efforts to:

(i)	comply with any additional requests for information, including requests for production of documents and production of witnesses for interviews or depositions by the FTC or the DOJ;

(ii)	request early termination of the applicable waiting period under the HSR Act;

(iii)
diligently pursue any rehearing, appeal or other challenge which may be available to either of them of any refusal to issue any approval or any order of any Governmental Authority which may adversely affect the ability of the Parties to consummate the Transactions or to take any action contemplated by any approval or by this Agreement until such time as such refusal to issue any approval or any order has become final and non-appealable;

(iv)	diligently oppose any objections to, appeals from or petitions to reconsider or reopen any approval or the taking of any action contemplated thereby or by this Agreement, and

(v)
consult and collaborate with one another in connection with any analyses, appearance, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or behalf of any party hereto relating to proceedings under the HSR Act or Foreign Antitrust Laws.

14.3.3
Purchaser shall, as soon as optimal and practical (as determined by Purchaser) following the Signing Date file complete and final applications for all other required merger control clearances and other regulatory approvals or Permits and all other filings and proceedings as required in respect of the Transactions (other than those filings required under the HSR Act referred to in Article 14.3.1).

14.3.4
Seller undertakes to cooperate with Purchaser in providing all reasonably required information concerning the Business to conduct the relevant merger control proceedings and to assist in such proceedings (including, without limitations, the preparation of any filing, any response to an information request by a Governmental Authority, any other submission to a Governmental Authority in the reasonable course of conducting the relevant merger control proceedings) provided that both Parties agree on sufficient standards to protect confidential information or business secrets of Seller prior to the provision of such information.

14.3.5
Purchaser shall consult with Seller prior to making any such filings or submissions. Subject to the exigencies of merger review process, Purchaser shall use Reasonable Best Efforts to submit to the Seller no later than ten (10) Business Days after the Signing Date draft notifications or applications, as applicable, for each relevant jurisdiction and provide such Party with sufficient time to review them and provide comments. Similarly, the Purchaser shall submit to the Seller any draft of a planned submission (including, but not limited to, emails, letters, etc.) to a Governmental Authority in the course of conducting any relevant merger control proceeding and provide such party with sufficient time to review them and to provide comments.

14.3.6	Seller and Purchaser shall use Reasonable Best Efforts to:

(i)	comply with any additional requests for information;

(ii)
diligently pursue any rehearing, appeal or other challenge which may be available to either of them of any refusal to issue any approval or any order of any Governmental Authority which may adversely affect the ability of the Parties to consummate the Transactions or to take any action contemplated by any approval or by this Agreement until such time as such refusal to issue any approval or any order has become final and non-appealable; and

(iii)	diligently oppose any objections to, appeals from or petitions to reconsider or reopen any approval or the taking of any action contemplated thereby or by this Agreement.

14.3.7
Neither Party shall extend any waiting period under the HSR Act or under any other applicable merger control law nor enter into any agreement with any Governmental Authority not to consummate the Transactions, except with the prior written consent of the other Party.

14.3.8	Each Party will use their Reasonable Best Efforts to:

(i)
promptly inform the other Party of any oral communication with, and provide copies of written communications with any Governmental Authority regarding the transaction and, subject to applicable law, permit the other Party to review in advance with sufficient lead time any proposed written communication or proposed oral response to any Governmental Authority;

(ii)
not independently participate in any meeting or discussion with any Governmental Authority in respect of any filings, investigation or inquiry concerning this Agreement or the Transactions without giving the other Party the opportunity to attend and participate, to the extent permitted by such Governmental Authority; and

(iii)
subject to attorney-client privilege, furnish the other Party with copies of all correspondence, filings, and communications (and memoranda setting forth the substance thereof) as well as with a summary of any oral communication between the applicable Party and its Affiliates and their respective Representatives on the one hand, and any Governmental Authority or members or their respective staffs on the other hand, with respect to this Agreement and the Transactions.

14.4	Commitments of Purchaser
The Purchaser shall use Reasonable Best Efforts to take, or cause to be taken, any and all actions and do, or cause to be done, any and all things necessary, proper, or advisable to avoid, eliminate or resolve each and every impediment to obtain approvals, consents or permits under the HSR Act and the other applicable merger control regimes in the jurisdictions identified in Annex 14.4 (which the Parties may mutually agree to update after the date of this Agreement) in connection with the consummation of the Transactions. In the event that any Governmental Authority is not willing to grant the necessary approvals, consents or permits in respect of the Transactions, the Purchaser hereby undertakes to litigate, pursue or defend any Action or Proceeding challenging any of the Transactions as violative of any applicable laws. For the avoidance of doubt, in connection with obtaining necessary consents and approvals from any Governmental Authority, Purchaser or any of its Affiliates agree (i) to sell, divest, encumber or undertake any other commitment with respect to the ownership of the Entire Transferred Assets and operation of the Business ("Government Divestitures") provided, however, that such Government Divestitures in the aggregate are not reasonably expected to have an impact on the expected annual revenue of the combined businesses during the first year after the Effective Date in excess of an amount of USD 200,000,000.00 (in words: two hundred million US Dollars), and (ii) to grant fair, reasonable and non-discriminatory licenses of Purchaser’s patents. The Parties acknowledge and agree that Purchaser shall be entitled to the proceeds of any actions taken in compliance with this Article 14.4.

14.5	Financial Information
Prior to Closing, Seller shall prepare and cause its independent auditor to audit the balance sheet and statement of operations, cash flow and stockholders’ equity of the Business as of and for the twelve month period ending 30 September, 2014 (the "Audited Financial Statements") to be delivered to Purchaser at least ten (10) Business Days prior to the Closing Date. Prior to the Closing, Seller shall also prepare financial statements for the Business, for the period between 1 October, 2014 to the last day of the last lapsed calendar quarter that ended at least twenty (20) days prior to the Closing Date (the "Stub Financial Statements"), to the extent necessary for the preparation of pro-forma financial statements which Purchaser is required to file with the United States Securities and Exchange Commission (the "SEC"). In addition, following the Closing, to the extent required for the preparation of pro-forma financial statements which Purchaser is required to file with the SEC, Seller shall, and shall cause its Affiliates to, provide reasonable assistance to Purchaser, its Affiliates and the Purchaser Representatives in connection with Purchaser’s preparation of financial statements for the Business for the applicable period so that Purchaser may file such pro-forma financial statements as necessary. All such financial statements shall be prepared in accordance with United States generally accepted accounting principles and Regulation S-X of the SEC in a manner reasonably satisfactory to Purchaser’s independent auditor. Seller shall bear the costs and expenses of Seller’s independent auditor and other audit related expenses with respect to the preparation and audit of the Audited Financial Statements. Prior to and after the Closing, Seller shall request, and take all reasonable steps necessary to encourage, its auditors to cooperate with Purchaser and its financing sources and provide all necessary consents required by the SEC and customary "comfort letters" in connection with securities offerings of Purchaser and with its preparation of any financial statements or other reports required by applicable Law, in each case at Purchaser’s sole cost and expense.

14.6	Effective Date/Closing Date
"Effective Date" shall be 00:01 on the first day of the calendar month following the calendar month which ends at least five (5) Business Days after the day on which the last closing condition in Articles 14.1 and 14.2 has been satisfied or waived (except for those closing conditions that by their nature are to occur on the Closing Date). "Closing Date" shall be on the Effective Date unless the Effective Date is not a Business Day, in which case, the Closing Date shall be the next following Business Day after the Effective Date; provided, however, in no event shall the Closing Date occur prior to 1 February 2015. The Closing shall take place on the Closing Date at the offices of Clifford Chance in Munich or any other place that Purchaser and Seller may mutually agree upon prior to the Closing.

14.7	Closing Date Actions
On the Closing Date, Seller and Purchaser shall simultaneously (Zug-um-Zug) take, or cause to be taken, the following actions ("Closing Date Actions"):

14.7.1
Seller or the applicable Local Seller on the one side and Purchaser or the applicable Designated Purchaser on the other side shall enter into the Real Property Sale and Transfer Agreements in accordance with Article 9;

14.7.2	Seller and the Local Sellers on the one side and Purchaser or a Designated Purchaser on the other side shall enter into the Local Asset Transfer Agreements in accordance with Article 12;

14.7.3	Purchaser shall pay to Seller in accordance with Article 15.3 the Preliminary Purchase Price, whereby receipt of the Preliminary Purchase Price on Seller's Bank Account shall be required;

14.7.4	Seller and Purchaser shall sign assignment deeds for the assignment of Transferred Registered IPR and the Transferred Domains;

14.7.5
Seller or the relevant Seller Group Company on the one hand and Purchaser or the relevant Designated Purchaser on the other hand shall enter into one or more Transitional Service Agreements, as the case may be, in accordance with Article 23.3.2;

14.7.6
Seller shall deliver to Purchaser a certificate, in form and substance reasonably acceptable to Purchaser, dated as of the Closing Date, signed by duly authorized officer of Seller, certifying that the conditions set forth in Articles 14.2.3, 14.2.4 and 14.2.5 are satisfied as of the Closing Date;

14.7.7
Purchaser shall deliver to Seller a certificate, in form and substance reasonably acceptable to Seller, dated as of the Closing Date, signed by duly authorized officer of Purchaser, certifying that the conditions set forth in Articles 14.1.3, 14.1.4 and 14.2.5 are satisfied as of the Closing Date; and

14.7.8
Seller shall deliver to Purchaser all necessary forms and certificates complying with applicable law, duly executed and acknowledged, certifying that the Transactions are exempt from withholding under Section 1445 of the Code.

14.8	Waiver of Closing Date Actions
Seller may unilaterally waive the Closing Date Action set forth in Article 14.7.3 in whole or in part. All other Closing Date Actions may only be waived jointly by Seller and Purchaser in whole or in part. In this Article 14.8, a Party's right to waive the performance of a Closing Date Action entitles that Party, whilst reserving its rights with respect to the non-performance of that Closing Date Action, to proceed with the Closing.

14.9	Closing Memorandum
Upon completion or waiver in accordance with Article 14.7 of the Closing Date Actions, the Parties will sign and execute a closing memorandum in two (2) originals in the form to be mutually agreed to by the Parties following the Signing Date ("Closing Memorandum") confirming that the Closing has occurred.

Article 15    Purchase Price

15.1	Purchase Price
The purchase price ("Purchase Price") to be paid for the sale of the Business shall be the aggregate of:

15.1.1	The "Base Purchase Price", which shall be an amount of USD 1,300,000,000.00 (in words: one billion three hundred million US Dollars).

15.1.2
plus/minus the amount, if any, by which the aggregate net amount of the items which are accounted for in the line items listed in Annex 15.1.2 ("Working Capital") as of the Effective Date and as determined in accordance with the provisions of Article 16 exceeds or falls short of USD minus 54,000,000.00 (in words: minus fifty four million US Dollars);

15.1.3	plus/minus the Pension Amount.

15.2	Preliminary Purchase Price
No later than five (5) Business Days prior to the Closing Date, Seller shall deliver to Purchaser a written statement of (i) Seller’s reasonable good faith estimate of the Working Capital ("Estimated Working Capital") and of the Pension Amount ("Estimated Pension Amount") as of the Effective Date; and (ii) the amount of money calculated in accordance with the formula contained in Article 15.1 employing the Estimated Working Capital and the Estimated Pension Amount ("Preliminary Purchase Price"). The Preliminary Purchase Price shall be net of any sales or value added tax (collectively "VAT") which shall, if applicable, be settled in accordance with Article 15.4 or Article 27.1, as applicable. The Parties shall endeavour in good faith to agree upon the Preliminary Purchase Price, including the Estimated Working Capital and the Estimated Pension Amount, at least three (3) Business Days prior to the Closing. If and to the extent the Parties fail to reach an agreement, except in the case of manifest error the estimates provided by the Seller shall be applied, provided, however, that in such case, the Preliminary Purchase Price shall not exceed the Base Purchase Price by more than USD 10,000,000.00 (in words: ten million US Dollars).

15.3	Payment Mechanism
At the Closing, Purchaser shall pay to Seller the Preliminary Purchase Price by electronic transfer, free of charge, with full value as of the Closing Date and without any restrictions, subject to Article 15.7 to the bank account designated by Seller at least three (3) Business Days prior to Closing ("Seller’s Bank Account").

15.4	VAT
The Parties assume that the Transactions are not subject to VAT imposed by any member state of the European Union ("EU VAT"). If and to the extent that, contrary to the Parties’ assumption, EU VAT shall be assessed, such EU VAT shall become payable in addition to the Preliminary Purchase Price, the Adjustment Amount or any other purchase price adjustments pursuant to this Agreement with effect as of the respective due date (plus interest payable on such EU VAT, if any). In the event that EU VAT shall be assessed, Seller or Purchaser, as applicable, shall promptly issue an invoice properly itemizing such EU VAT in accordance with applicable law.

15.5	Allocation of Purchase Price
The Parties shall use Reasonable Best Efforts to agree upon the allocation of the Base Purchase Price (the "PPA") within twelve (12) weeks after the Signing Date. To the extent that the Parties cannot so agree on the PPA within such twelve (12) week period, the Parties or their Affiliates shall mutually engage the Expert to act as the arbitrator to determine the PPA. The Expert shall deliver to Purchaser and Seller, as promptly as practicable and in any event no later than fifteen (15) Business Days prior to the Closing, a written report setting forth the PPA based on the relative fair market values.
Such report shall be final and binding upon the Parties and their Affiliates with only such changes as shall be mutually agreed between Seller and Purchaser. Seller and its Affiliates and Purchaser and its Affiliates shall file all Tax Returns consistent with the Purchase Price Allocation and shall not take any position inconsistent therewith except as required by a final determination within the meaning of Section 1313(a) of the Code (or analogous provisions of non-US-law). The fees, costs and expenses of the Expert shall be borne equally by Purchaser and Seller.
The Parties agree to use the PPA as the local purchase price in such Local Asset Transfer Agreement. To reflect any deviation from the Base Purchase Price, the Parties shall restate the allocation of the Purchase Price as appropriate so as to reflect the adjustment and shall, and shall procure that their respective Affiliates will, to the extent legally permissible, amend the Local Asset Transfer Agreement(s) accordingly.
Any adjustments to the Purchase Price pursuant to this Agreement that are traceable to a specific Local Seller shall increase or decrease the purchase price with respect to the applicable Local Asset Transfer Agreement. Any other adjustments pursuant to this Agreement shall increase or decrease the purchase price of the Local Sellers on a proportionate basis in accordance with the allocation of the Base Purchase Price.

15.6	Payment and Receiving Agency
It is the intent of the Parties that Purchaser shall pay the Preliminary Purchase Price on its own behalf and as paying agent on behalf of the Designated Purchasers in satisfaction of the purchase price payment obligations arising under the applicable transfer document, and Seller shall receive such payment on its own behalf and as receiving agent on behalf of the Local Sellers. Seller shall remit any payments received on behalf of any Local Seller to such Local Seller. To the extent required by applicable law, the Parties shall cooperate to ensure that any portion of the Purchase Price required to be paid in a particular country with respect to the applicable transfer document shall be so paid. In no event shall Purchaser and its Affiliates be required to pay any portion of the Purchase Price on more than one occasion.

15.7	Withholding
Purchaser and its Designated Purchasers shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to the Transaction Documents to Seller, any Local Seller or any other Person such amounts as Purchaser or its Designated Purchasers are required to deduct and withhold under the Code, or any Tax law, with respect to the making of such payment. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of whom such deduction and withholding was made. The Parties shall co-operate in good faith to avoid any such Tax withholding if reasonably possible.

15.8	No Set Off
Purchaser and the Designated Purchasers shall not be entitled to set off any payments for claims it may have against Seller under or in connection with this Agreement against claims of Seller for the payment of the Preliminary Purchase Price or to exercise a right of retention in respect thereof, except when the counterclaim or right of Purchaser or the relevant Designated Purchaser is acknowledged by Seller in writing or finally adjudicated.
Article 16    Determination of the Purchase Price

16.1	Final Determination of Purchase Price
The Purchase Price shall be finally determined on the basis of the purchase price formula contained in Article 15.1, the mechanism for the determination of the Working Capital contained in this Article 16, and the mechanism for the determination of the Pension Amount contained in Annex 10.11.

16.2	Preparation of Working Capital Statement
Seller shall prepare as soon as practicable after Closing a statement showing the items of the Working Capital as of the Effective Date ("Working Capital Statement"). The Working Capital Statement shall be reviewed by an auditor instructed by the Seller and at the Seller's cost. Seller shall submit the Working Capital Statement together with the report of the auditor on its review to Purchaser no later than three (3) months after the Effective Date.

16.3	Applicable Accounting Rules
The Seller shall prepare the Working Capital Statement based on a going concern assumption in line with past practice and, subject always to the last paragraph of this Article 16.3, in compliance with the following accounting principles ("Accounting Rules"):

16.3.1
The accounting policies, principles, practices, evaluation rules and procedures, methods and bases (in particular as the same relate to management judgement principles) adopted by the Business and based on the Siemens Financial Reporting Guidelines which Seller hereby represents are based on and consistent with IFRS;

16.3.2	To the extent not covered by Article 16.3.1, the Siemens Financial Reporting Guidelines.

16.3.3
To the extent not covered by Article 16.3.1 and Article 16.3.2, IFRS as applicable on the Effective Date, provided that the interpretation of IFRS has to be in line with the basic principles of the Siemens Financial Reporting Guidelines.

The Working Capital Statement must not take into account any impairment of assets or loss provisions triggered by the Transactions. The Working Capital Statement shall be prepared as if all of the Entire Transferred Assets and Assumed Liabilities had been transferred to Purchaser and the Designated Purchasers and that other Transactions had been completed as of the Effective Date.

16.4	Cooperation
After the Closing, Purchaser and the Designated Purchasers shall ensure that

(a)	Purchaser and the Designated Purchasers assist Seller, its Affiliates and their respective representatives as requested from time to time, in the preparation of the Working Capital Statement;

(b)
Seller, its Affiliates and their respective representatives shall be granted full access to all business records and to the responsible management and employees of Purchaser and the Designated Purchasers and all information requested for the purpose of preparing or reviewing the Working Capital Statement, and

(c)
Seller and its Affiliates shall have full power and authority to render instructions to the management and employees of the Business at Seller's and/or its relevant Affiliates' discretion with respect to the preparation of the Working Capital Statement.

16.5	Review by Purchaser
After submission of the Working Capital Statement, Purchaser shall be entitled to review the Working Capital Statement as to whether it was prepared in accordance with the Accounting Rules within a period of thirty (30) days following the date of submission ("Review Period"). In case Purchaser wishes to raise any objections against the content of the Working Capital Statement based on a violation of the Accounting Rules, it shall notify Seller within the Review Period of such objections in writing, specifying in reasonable detail the item of its objection, the relevant amount affected by its objection and the basis for such objection ("Notice of Objection"). If and to the extent Purchaser does not notify Seller of any objections in accordance with the foregoing provisions, the Working Capital Statement shall become final and binding for the Parties. If and to the extent Purchaser notifies Seller of any objections in accordance with the foregoing provisions, Seller and Purchaser shall within thirty (30) days following the receipt of the Notice of Objection attempt to agree in writing on the items of objection.

16.6	Determination by Expert
If and to the extent the Parties do not agree on items of objection during the period set forth in Article 16.5, either of the Parties shall be entitled to submit the remaining dispute to the Expert who shall act as an expert arbitrator (Schiedsgutachter) within the meaning of Sec. 317 BGB. The Parties shall cooperate with and provide the Expert with all necessary documents and information as soon as possible and shall instruct the Expert to render its decision as promptly as practicable in accordance with the terms set forth in this Article 16 and limited to the objections raised by Purchaser against the Working Capital Statement in the Notice of Objection. The Expert may not replace any discretion applied by Seller within the scope of the Accounting Rules with its own discretion and its decision must not fall beyond or outside the respective positions taken by the Parties. The Expert shall grant Seller and Purchaser the opportunity to state their points of view. The Expert shall submit its decision and its reasoning in writing to Seller and to Purchaser, and its decision shall be binding on the Parties, and shall be deemed to be incorporated in the Working Capital Statement. The Expert's fees shall be borne by the Parties in accordance with Secs. 91 et seq. ZPO.
Subsequent changes, if any, to any items of the Working Capital Statement, including changes, if any, resulting from tax audits, shall not have any effect upon the determination of the adjustments to the Purchase Price and shall also not result in any other payments in cash or in kind on any legal basis whatsoever.

16.7	Payment of Adjustment Amount
Seller or Purchaser, as the case may be, shall effect payment of the difference between the Purchase Price as determined on the basis of the formula contained in Article 15.1 employing the Working Capital as of the Effective Date and the Pension Amount and the Preliminary Purchase Price ("Adjustment Amount"), within ten (10) Business Days after the Working Capital Statement and the Pension Amount became final and binding for the Parties. If any dispute arises in respect of the Adjustment Amount, any and all portions of the Adjustment Amount which is not in dispute shall be paid within ten (10) Business Days after the Notice of Objection has been received by Seller or the portion of the Adjustment Amount has otherwise become undisputed. Articles 15.3 through 15.7 shall apply accordingly to each payment on account of the Adjustment Amount. Payment shall be made into Purchaser’s Account or Seller's Account as the case may be, such payment to be made in satisfaction of all underlying claims under any of the Local Asset Transfer Agreements.

16.8	Allocation of Consideration under US Local Asset Transfer Agreement

16.8.1
Within forty-five (45) days following the final determination of the Purchase Price pursuant to this Article 16, Purchaser shall provide Seller with a draft of IRS Form 8594 and any required exhibits thereto with Purchaser’s proposed allocation (the "Allocation") of the consideration paid for the Transferred Assets transferred pursuant to the Local Asset Transfer Agreement for the US (the "US Assets") among such US Assets transferred under such Local Asset Transfer Agreement for US federal income tax purposes in accordance with section 1060 of the Code. For purposes of this Article 16.8, the consideration paid for the US Assets (the "US Asset Consideration") shall be equal to that portion of the Purchase Price allocated to the Local Asset Transfer Agreement for the US pursuant to Article 15.5 (plus the amount of the Assumed Liabilities in the US to the extent properly taken into account under the Code). If the Purchase Price is adjusted pursuant to Article 16 or Article 18.3, the Allocation shall be adjusted in a manner consistent with the above procedures.

16.8.2
Within thirty (30) days after receiving the Allocation, Seller may provide Purchaser with a written notice of objection stating any changes proposed to such Allocation. If Seller issues such notice of objection, the provisions of Article 16.6 shall apply mutatis mutandis. If Seller fails to issue a notice of objection within the thirty (30) days period, the Allocation as provided by Purchaser shall become binding.

16.8.3
The US Asset Consideration shall be allocated in accordance with the Allocation which has become binding pursuant to Article 16.8.2, and all Tax Returns filed by Purchaser and Seller and their Affiliates shall be prepared consistently with such Allocation. Each of Purchaser and Seller shall promptly notify the other in writing upon receipt of notice of any pending or threatened Tax audit or assessment challenging the Allocation.

Article 17    Representations and Warranties of Seller

17.1	Statements of Seller
Seller hereby represents and warrants (garantiert) to Purchaser (on its own behalf and, subject to the limitations under Article 27.8, on behalf of the Designated Purchasers) by means of an independent guarantee (selbständiges Garantieversprechen) according to Sec. 311 BGB that the statements set forth in Article 17.2 (each a "Statement" and together the "Statements") are correct as of the date they are made. A Statement which is not made as of a specific date shall refer to the Signing Date and a Statement which is made as of a specific date shall refer to such specific date only.

17.2	Specific Statements

17.2.1	Seller and Local Sellers

(a)
Seller is a stock corporation (Aktiengesellschaft), duly incorporated and validly existing under German law and has the legal capacity (Rechtsfähigkeit) and all necessary corporate power and authority to execute, deliver and perform its obligations under this Agreement and the Transactions Documents to which Seller is or will be a party.

(b)
This Agreement has been duly executed and delivered by Seller and constitutes, assuming the due and valid authorization and execution of this Agreement by Purchaser, a legal, valid, and binding obligation of Seller, enforceable against Seller in accordance with its terms, subject only, if the case arises, to limitations on enforceability under generally applicable statutory law. The execution and consummation of this Agreement and the performance of the Transactions does not (i) violate any judicial or governmental order (gerichtliche oder behördliche Verfügung) applicable to Seller, (ii) violate any applicable law, (iii) violate any provision of Seller's articles of association or (iv) result in any Encumbrance on any of the Entire Transferred Assets. Seller has, or will have prior to the Closing, on behalf of each Local Seller the power and authority to make the representations and warranties and enter into the covenants contained in this Agreement.

(c)
Each Local Seller is duly incorporated and validly existing under the laws of its stated jurisdiction and has the legal capacity and all necessary corporate power and authority to execute, deliver and perform its obligations under this Agreement and the Transaction Documents, to which such Local Seller will be a party, and the consummation of the Transactions hereby and thereby.

(d)
Upon delivery at or prior to the Closing Date, the Transaction Documents (other than the Agreement) will have been duly executed and delivered by Seller and each Local Seller that is a party thereto, enforceable against Seller or such Local Seller, as applicable, in accordance with its terms, subject only, if the case arises, to limitations on enforceability under generally applicable statutory law. The execution and consummation of the Transaction Documents and the performance of the obligations to be undertaken thereunder will not (i) violate any judicial or governmental order applicable to Seller or the relevant Local Seller, (ii) violate any applicable law, (iii) violate any provision of the Seller or the relevant Local Seller’s articles of association, by-laws or equivalent corporate document or (iv) result in any Encumbrance on any of the Transferred Assets.

(e)
As of the Signing Date and as of the Closing Date, no bankruptcy or insolvency proceedings against the Seller or any of the Local Sellers have been applied for (other than any application filed by a Person other than Purchaser or any Designated Purchaser which has not, and could not reasonably be expected to, result in the opening of bankruptcy or insolvency proceedings), nor has such application been rejected due to lack of assets.

17.2.2	Financial Information
Annex 17.2.2 contains a true and complete copy of the balance sheet related to the Business as of the end of the fiscal year ended 30 September 2013 and as of the six (6) month period ended 31 March, 2014 and the related income statements for each such period (the "Financial Information"). The Financial Information was derived from the Books and Records but has not been audited. The sales, costs of goods sold and research and development expenses as set forth in such Financial Information have been calculated in accordance with Seller’s historical accounting practices consistently applied, which are in accordance with IFRS, except, in each case, as set forth in Annex 17.2.2. The sales and marketing expenses and general and administrative expenses as set forth in such Financial Information have been calculated in accordance with Seller’s historical accounting practices consistently applied and are based on assumptions and other information set forth in Annex 17.2.2. Except as set forth in Annex 17.2.2, the Financial Information fairly presents, in all material respects, in accordance with the methodologies described in Annex 17.2.2, the operating results of the Business for the applicable periods. Seller and the Local Sellers have devised and maintained systems of internal accounting controls which are applicable to the Business sufficient to provide reasonable assurances that (i) all transactions are executed in accordance with management’s general or specific authorization, (ii) all transactions are recorded as necessary to permit the preparation of financial statements in conformity with IFRS and to maintain proper accountability for items, (iii) access to their property and assets is permitted only in accordance with management’s general or specific authorization and (iv) the recorded accountability for items is compared with the actual levels at reasonable intervals and appropriate action is taken with respect to any differences.

17.2.3	Absence of Certain Changes; Conduct of the Business
Since September 30, 2013, until and through the Signing Date and except as disclosed in Annex 17.2.3,

(a)
there has not been any change, event, development, effect or occurrence that has had, or would have reasonably be expected to have, individually or in the aggregate, a material adverse effect of the Business, including the Entire Transferred Assets, taken as a whole;

(b)	the Seller and the Local Sellers have conducted the Business consistent with past practice;

(c)	neither Seller nor any Local Sellers have, with respect to the Business or any of the Entire Transferred Assets:

(i)	subjected any of the Entire Transferred Assets, not including for this purpose any Transferred IP, to any material Encumbrances, other than Permitted Encumbrances;

(ii)
sold, transferred or otherwise disposed of, to any third party, any material Entire Transferred Assets necessary for the conduct of the Business (except for licensing of the Transferred IP in the Ordinary Course of Business) which shall, for the avoidance of doubt, under no circumstance include inventory or obsolete equipment;

(iii)
sold, granted any sole or exclusive license, or any other license, abandoned, permitted to lapse or otherwise transferred any Transferred IP, in each case other than in the Ordinary Course of Business consistent with past practice;

(iv)	accelerated, cancelled, modified or terminated any Assumed Contract, in each case, which is material to the Business, other than in the Ordinary Course of Business consistent with past practice;

(v)	reassigned any employee, which employee, but for such reassignment, would have been classified as a Business Employee other than in the Ordinary Course of Business;

(vi)
increased benefits payable to any Business Employees under existing severance, change of control or termination pay policies or employment agreements, or increased compensation, bonus or other benefits payable to any Business Employees, other than in accordance with normal, recurring compensation increases, promotions in the Ordinary Course of Business as required under any Employee Plans or to implement group wide policy changes not primarily applicable to the Business or otherwise in the Ordinary Course of Business;

(vii)	surrendered, revoked or otherwise terminated any Required Permit, except in connection with any renewal or reissuance of any such Required Permit;

(viii)
waived, released or assigned any material rights, which rights, but for such waiver, release or assignment, would have been classified as Entire Transferred Assets, other than in the Ordinary Course of Business consistent with past practice;

(ix)
experienced any material damage, destruction or casualty loss (whether or not covered by insurance) with respect to any material Entire Transferred Asset other than as a result of ordinary wear and tear;

(x)	delayed or postponed the payment of any Assumed Liability outside the Ordinary Course of Business consistent with past practice; or

(xi)	agreed, whether in writing or otherwise, to do any of the foregoing, except as expressly contemplated by this Agreement.

17.2.4	Transferred Assets

(a)	Except as disclosed in Annex 17.2.4(a), as of the Closing Date,

(i)
Seller and the relevant Local Sellers collectively own, are in possession (either directly or indirectly) of, and have good, valid and marketable title (to the extent such concept is recognized in the jurisdiction where the Transferred Assets are located) to each tangible Transferred Asset, free from any Encumbrances except for Permitted Encumbrances; and

(ii)
the tangible Transferred Assets are in good operating condition and working order, taking age and normal use into account. Upon execution and delivery by Seller and the Local Sellers of this Agreement and the other Transaction Documents, to which such are parties, Purchaser (directly or indirectly through the Designated Purchasers) will become the true and lawful owner of, and will receive good title to, the tangible Transferred Assets, free and clear of all Encumbrances other than the Permitted Encumbrances.

(b)
Siemens AG Österreich holds full and unrestricted legal and beneficial title (uneingeschränkte rechtliche und wirtschaftliche Inhaberschaft) to the ITH Share. Except as set forth in articles of association of ITH and Annex 17.2.4(b), (i) the ITH Share is and will be free of any rights of third parties, (ii) there are no pledges, attachments, limitations to disposal or transfer, transfers as collateral, liens, pre-emption rights, rights of first refusal, option rights or other encumbrances, limitations or any other rights of third parties to acquire the ITH Share and no such rights are triggered by the Transactions; and (iii) the contribution of Siemens AG Österreich towards the ITH Share has been fully paid up and there are no duties to make additional contributions.

17.2.5	Business Continuity
The Entire Transferred Assets, including the rights of Purchaser which are to be obtained in accordance with this Agreement under the Transferred Licensing-in Agreements and the other Transaction Documents, together with the licenses under Seller Licensed IP granted herein, include all tangible assets and Seller Group owned IP that are necessary for the conduct of the Business immediately following the Closing in substantially the same manner as currently conducted by Seller and the Local Sellers, except for the assets that Seller is prepared to make available in connection with providing services under the Transitional Services Agreement.

17.2.6	Real Estate

(a)
No Transferred Lease Agreement has been amended, modified or terminated in a way that such early termination, modification or amendment materially and adversely affects the Business at the relevant premises and no party to such Transferred Lease Agreement has threatened in writing or asserted in writing that such Transferred Lease Agreement is partially or entirely invalid. Neither Seller, the applicable Local Seller nor the applicable Seller Group Company is in default under any Transferred Lease Agreement under which Purchaser or any designated Purchaser is party to a sublease. No uncured default by Seller, the applicable Local Seller nor the applicable Seller Group Company has been alleged under any Transferred Lease Agreement under which Purchaser or any Designated Purchaser is party to a sublease. Seller, Local Seller or the applicable Seller Group Company have performed all its obligations with respect to each Transferred

Lease Agreement under which Purchaser or any Designated Purchaser is party to a sublease. Purchaser and Seller acknowledge that Seller shall be permitted to provide a written notice to Purchaser setting forth any exceptions to the Statement contained in Article 17.2.6(a) within sixty (60) days after the Signing Date and such Statements shall be only made as of the date of such written notice is delivered for purposes of determining its accuracy.

(b)
Except for Permitted Encumbrances and subject to the encumbrances as disclosed in Annex 17.2.6, Seller or each Local Seller or each Seller Group Company, as may be applicable, has good and marketable fee simple title to the Transferred Real Property, is entitled to let the Shared Owned Premises and has good and valid leasehold title to the Shared Leased Premises and the Business Leased Premises.

(c)
The Improvements erected on or attached to the Transferred Real Property are in all material respects in reasonable operating condition and repair (subject to ordinary wear and tear) and are adequate for the uses to which they are currently being put. No Improvements encroach onto real property adjacent to any Transferred Real Property.

(d)
Seller and/or each Local Seller, as applicable, has received all approvals by Governmental Entities (including, licenses, permits and a current, valid permanent certificate of occupancy ("CO") or equivalent thereof for the lawful occupancy of the Transferred Real Property and each such Seller or Local Seller, as applicable, uses the Transferred Real Property in conformity, in all material respects, with such CO) required in connection with their use, occupancy and operation. No proceeding is pending or, to Seller’s Best Knowledge, threatened regarding the revocation or limitation of any CO applicable to the Transferred Real Property and to Seller’s Best Knowledge there is no reasonable basis or grounds for any such revocation or limitation regarding the Transferred Real Property.

(e)
No Transferred Real Property is subject to any existing or pending suit for condemnation, eminent domain or other taking by any Governmental Entity or other Person, and to Seller’s Best Knowledge, no such condemnation, eminent domain or other taking is threatened or contemplated as to any Transferred Real Property or Premises.

17.2.7	Environmental Matters
Except as set forth in Annex 17.2.7:

(a)	The Transferred Real Property and to Seller’s Best Knowledge the Business Leased Premises are currently operated in compliance with Environmental Law;

(b)
Seller and Local Sellers have all Environmental Permits which Seller or Local Sellers require to operate the Business on the Transferred Real Property and the Business Leased Premises (the "Properties") as currently operated;

(c)
Neither Seller nor Local Sellers have received any notice from a Governmental Authority of alleged, actual or potential responsibility or liability for, or any release of Hazardous Materials or alleged violation of, or non-compliance with, any Environmental Law;

(d)
There is no prior or current unresolved violation of, or state of non-compliance with, any Environmental Law related to the Transferred Real Property and to Seller’s Best Knowledge the Business Leased Premises Properties;

(e)	Neither Seller nor Local Sellers have stored, released, handled, or disposed or arranged for the disposal of any Hazardous Substances, except in a manner that complied with Environmental Law.

17.2.8	Material Agreements

(a)
The list attached as Annex 17.2.8 includes all Assumed Contracts that exist as of the date hereof and that fall within any of the following categories, which list is partially derived from the index of the applicable folders in the Data Room:

(i)
Contracts under which Seller or the Local Seller US generated revenue in excess of USD 5,000,000.00 (in words: five million US Dollars) with respect to the Business during the year ended 30 September 2013, or pursuant to which Seller or any Local Sellers are expected to generate revenue in excess of USD 5,000,000.00 (in words: five million US Dollars) with respect to the Business for the year ending 30 September 2014 other than Intra-Business Contracts;

(ii)
Contracts pursuant to which Seller or Local Seller US paid in excess of USD 3,000,000.00 (in words: three million US Dollars) with respect to the Business during the year ended 30 September, 2013 or pursuant to which Sellers are required to make payments in excess of USD 3,000,000.00 (in words: three million US Dollars) with respect to the Business for the year ending 30 September, 2014 other than (i) Intra-Business Contracts and (ii) contracts with public utilities, which are conclusively listed on Annex 17.2.8(a)(ii);

(iii)	Contracts establishing incorporated joint ventures or incorporate partnerships relating to the Business;

(iv)	any Transferred Licensing-in Agreement other than licenses for commercially available standard software;

(v)
Contracts (excluding re-seller agreement entered into in the Ordinary Course of Business) containing covenants which materially limit the freedom of Seller or the Local Sellers or (from and after the Closing) Purchaser to operate the Business in any geographic area, or which contain a covenant of Seller or Local Sellers or (from and after the Closing) Purchaser not to compete in any material respect in the conduct of the Business;

(vi)	Contracts with any distributors of the products or services of the Business;

(vii)	Contracts related to any exclusive distribution, branding, marketing or other exclusivity arrangement;

(viii)	To Seller’s Best Knowledge Contracts with any customers of the Business that contain any material development commitment (collectively, the "Development Commitments"); and

(ix)	Contracts that are material to the Business and that were entered into outside the Ordinary Course of Business.

(b)
Each of the Assumed Contracts required by clause (a) above to be listed on Annex 17.2.8 is valid, binding and in full force and effect as disclosed in the Data Room. For the avoidance of doubt, the foregoing shall not apply to any Assumed Contract that is listed on Annex 17.2.8 but which does not fall into any of the categories set forth under clause (a) above.

17.2.9	Permits
Seller and the Local Sellers hold all permits, licenses, registrations, certificates, franchises, variances, exemptions, orders, Consents and other authorizations ("Permits") required for the Business as presently conducted and (x) all such Permits are, and will be as of the Closing Date be valid and in full force and effect and (y) no Action is pending or, to the Seller’s Best Knowledge, threatened, to revoke or modify any such Permit, and (z) Seller and the Local Sellers are not in default under, and no condition exists that with notice or lapse of time or both would constitute a material default under, any such Permit.

17.2.10	Taxes
All material Tax Returns relating to the Business or the Entire Transferred Assets have been timely filed (or will have been timely filed) that were required to be filed including applicable extensions on or before the Closing Date, and all Taxes due have been paid. All such Tax Returns are true, correct and complete in all material respects. There are no Encumbrances on any of the Entire Transferred Assets for Taxes (other than for current Taxes not yet due and payable). The Transferred Real Property is assessed separately from all other property for purposes of US real property taxes and assessments. There are no pending or threatened audits, investigations, disputes, notices of deficiency, claims or other Action or Proceeding for or relating to any liability for US Property Taxes of Seller or any Local Seller relating to the Entire Transferred Assets. The only Statements given in respect of Taxes are those contained in this Article 17.2.10 and none of the other Statements shall be deemed to be given in relation to Taxes.

17.2.11	IPR

(a)
Annex 17.2.11(a) contains a true and correct list of all U.S. and foreign registrations and applications for registration that will constitute Transferred Registered IPR, identifying the owner, application and registration dates, and application and registration numbers thereof. All of the items set forth in Annex 17.2.11(a) are in effect, subsisting and unabandoned, and, to Seller’s Best Knowledge, valid, and all maintenance and prosecution fees relating thereto that are due without the possibility of a payment extension period as of the Closing Date have been paid.

(b)
Except as disclosed on Annex 17.2.11(b)-1, Seller or the respective Local Seller is the sole and exclusive owner of the Transferred IP and Seller’s or the Local Seller’s rights in the Transferred Commercial Software Products together with the licenses listed in Annex 17.2.11(b)-2 – which Seller will provide to Purchaser in accordance with Article 27.13.2 – provide for sufficient rights for the distribution, support, use and modification of the Transferred Commercial Software Products in substantially the same manner as currently done by Seller or the Local Sellers. Annex 17.2.11(b)-2 is a complete list of all third party software components, other than open source software, to which a license is required for the distribution, support, use and modification of the Transferred Commercial Software Products distributed, supported, used and modified in substantially the same manner as currently done by Seller or the Local Sellers. Seller and the Local Sellers are transferring all Transferred IP free and clear of Encumbrances (other than Permitted Encumbrances). With respect to each item of IP licensed in under a Transferred Licensing-in Agreement that is being transferred to Purchaser or a Designated Purchaser under Article 8.7, the license, sublicense covering the item is valid, binding, enforceable, and in full force and effect.

(c)
Except as set forth on Annex 17.2.11(c), none of the rights being part of the Transferred IP is subject to any pending or, to Seller’s Best Knowledge, threatened (in writing) litigation, opposition, cancellation, or proceeding or any outstanding judgment, injunction, order, decree

(i) restricting in a material way the use thereof by Seller or a Local Seller with respect to any commercial product or service offering of the Business, (ii) restricting the licensing thereof by Seller or a Local Seller to any Person, or (iii) contesting its validity or the ownership, validity, registrability or enforceability thereof by Seller or a Local Seller.

(d)
The conduct of the Business as currently conducted by Seller and Local Sellers has not in the previous three (3) years and does not currently infringe any Copyrights or misappropriate any trade secrets of any third party, and, to Seller’s Best Knowledge, does not currently infringe any Patents or Trademarks of any third party. Except as disclosed in Annex 17.2.11(d), neither Seller nor any Local Seller has received any written notice within the previous three (3) years (i) alleging that the conduct of the Business has infringed, misappropriated or otherwise violated any IP (other than Patents) of any third party or, to Seller’s Best Knowledge, any Patents of any third party, or (ii) offering on an unsolicited basis and directed to the Business to grant a license to any IP of any third party.

(e)
Neither Seller nor any Local Seller has used a material amount of any Open Source Materials in proprietary commercial software products distributed by the Business that (Y) require, when used, distributed or otherwise commercialized in the same manner as Seller or such Local Seller do as of Closing, as a condition of use, modification and/or distribution of such Open Source Materials, that other Software incorporated into, derived from or distributed with such Open Source Materials be (1) disclosed or distributed in source code form, (2) licensed for the purpose of making derivative works, or (3) redistributable at minimal or no charge or (Z) grant to any Person any rights in addition to those otherwise granted.

(f)
Neither Seller nor any Local Seller have granted to any third party (i) any exclusive license to the Transferred IP or (ii) any rights that would materially restrict, limit or otherwise adversely affect the exploitation by Purchaser or the Designated Purchasers of their rights to use the Transferred IP (i.e. rights to use, make, have made, import, sell, have sold, improve, modify or make derivative works from such IP) to conduct the Business immediately following the Closing in substantially the same manner as currently conducted by Seller and Local Sellers; however, this shall, for the avoidance of doubt, not be any assurance of a right to grant exclusive licenses. Seller, to the extent legally permissible, has informed Purchaser about all non-expired license agreements under the Transferred IP which Seller and the Local Sellers have been able to locate after diligent efforts. Such diligent efforts only include (i) a search in the patent license database of the patent department (CT IP) for licenses explicitly referencing the Transferred Patents, (ii) a search in the patent license database of the patent department (CT IP) for licenses to the following companies: Unisys, Meditech, Eclipsys, Epic, General Electric, Philips, McKesson, Allscripts, and iSOFT and (iii) an enquiry to the main lawyers and patent professionals responsible for the Business for licenses under the Transferred Patents or licenses to the listed companies. Seller shall provide to Purchaser a copy of each non-expired license agreement that Seller or the Local Sellers have located to the extent legally permissible.

(g)
Seller and Local Sellers have in place and enforce a policy which provides for reasonable measures consistent with industry practices to protect from improper disclosure any Transferred IP that Seller or Local Sellers deem as a trade secret.

(h)
To Seller’s Best Knowledge, with regard to Transferred IP, Seller and the Local Sellers have obtained all IP assignments as required and to the maximum extent permitted by applicable law by all former and current officers, directors, employees, consultants, advisors, and independent contractors of Seller or any Local Seller who have contributed to or participated in the conception or development of such Transferred IP. No such Person has asserted in an ongoing litigation, and to Seller’s Best Knowledge, no such Person has, any right, title, interest or other claim in, or the right to receive any royalties or other consideration with respect to, any Transferred IP, except as may be required under applicable law or contract.

17.2.12	Compliance with Law
Except as disclosed in Annex 17.2.12

(a)	neither Seller nor any of the Local Sellers has failed, in any material respect, to comply with any Law, or maintain in effect and comply with any Permit required by any Law;

(b)
Seller and the Local Sellers conduct and have conducted their respective Business (as it is conducted as of the Signing Date) in compliance with all applicable laws, except for violations which are not material to the conduct of the Business;

(c)
to the extent that Seller or any of the Local Sellers is a "business associate" as that term is defined in 45 C.F.R. § 160.103 under Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009 (collectively, "HIPAA"), each of Seller and the Local Sellers (i) has developed a compliance plan for being in compliance with HIPAA and any comparable state or local privacy and security laws and regulations (collectively, "Privacy and Security Laws"); (ii) has used its best efforts to implement those provisions of such compliance plan in all respects necessary to ensure that Seller and the Local Sellers are in compliance with the Privacy and Security Laws, except to the extent that the failure to do so could not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the Business or result in a material Liability for the Business; and (iii) maintains all individually identifiable health information, including protected health information as those terms are defined in 45 C.F.R. § 160.103, governed by the Privacy and Security Laws in accordance in all material respects with the Privacy and Security Laws.  To Seller’s Best Knowledge, neither Seller, any of the Local Sellers, nor any of their employees during such employee’s employment by Seller or the Local Sellers, is the subject of, or a party to, any civil, criminal or administrative proceeding or investigation by a Governmental Authority in connection with any actual or potential violation of the Privacy and Security Laws (other than routine surveys or reviews); and

(d)
To Seller’s Best Knowledge, there are no facts, circumstances or other reasons relating to it, any of the Local Sellers or the Business that would prevent the conditions to the Closing being satisfied in a timely manner.

17.2.13	Consents and Government Approvals
Assuming the truth and accuracy of the representations and warranties made by Purchaser in Article 19.1.4, and except for the filing of a Notification and Report Form regarding the Transactions as required by the HSR Act (an "HSR Filing") with each of the FTC and the Antitrust Division of the U.S. Department of Justice (the "Antitrust Division"), any filings required to be made under any other foreign antitrust, competition or similar Laws ("Foreign Antitrust Laws") and such filings, authorizations or approvals as may be set forth on Annex 17.2.13, no Consent of any Person is required for Seller or any of the Local Sellers to consummate the Transactions.

17.2.14	Trade Practices
Except as disclosed in Annex 17.2.14, none of Seller or any Local Seller, and to Seller’s Best Knowledge no employee of the Business, and no employee of Seller or any Local Seller on behalf or for the benefit of the Business, has (i) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, (ii) made any unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns or violated any provision of the FCPA or any similar Law in any jurisdiction, (iii) taken any action that would constitute a violation of the FCPA or any similar Law in any jurisdiction or (iv) violated any applicable Laws pertaining to the export or import of technical data, restrictive trade practices or boycotts.

17.2.15	Litigation

(a)
Annex 17.2.15 sets forth a list as of the date of this Agreement of each pending suit, claim, action or proceeding against Seller or any Local Seller, arising out of the conduct of the Business or against or affecting any Entire Transferred Asset or Assumed Liability and that (i) seeks damages in excess of EUR 1,000,000.00 (in words: Euro one million) or (ii) seeks any material injunctive relief. Except as set out in Annex 17.2.15, to Seller’s Best Knowledge no such suit, claim, action or proceeding has been threatened against Seller or a Local Seller in writing which is still unresolved. To Seller’s Best Knowledge, except as set forth in Annex 17.2.15, none of Seller or any of its Affiliates is a party or subject to or in default in any material respect under any judgment, order, injunction or decree applicable to the conduct of the Business or any Entire Transferred Asset or Assumed Liability.

(b)
Except as set forth in Annex 17.2.15, there is not any suit, claim, action or proceeding by Seller or any Local Seller pending against any other Person, in each case, arising out of the conduct of the Business and that (i) seeks material damages or (ii) seeks any material injunctive relief.

(c)
Except as set forth in Annex 17.2.15, there is no suit, claim, action, proceeding or investigation pending or, to Seller’s Best Knowledge, threatened against Seller or any Local Seller which challenges the transactions contemplated by this Agreement and would be reasonably expected to prevent or materially delay the performance of this Agreement by Seller or consummation of the transactions contemplated hereby.

17.2.16	Employee Benefits Matters

(a)
Annex 17.2.16(a) sets forth a complete and correct list of all material Employee Plans, other than Individual Employee Agreements (which shall be disclosed to Purchaser pursuant to Article 10.6.3), in the US and Germany and of the relevant Retirement Benefit Arrangements in the US, Germany, Austria, India and Switzerland. With respect to the Siemens Savings Plan and each Assumed Plan (other than Individual Employment Agreements) in Germany, Seller has made available to Purchaser a true and complete copy, as applicable, of (i) the plan document (or, if not written, a written summary of its material terms) and, with respect to the Assumed Plans (other than Individual Employment Agreements) applicable to the Business Employees in the US, any related trust agreements, in each case with all amendments thereto, (ii) the most recent annual report with accompanying schedules and attachments, filed with respect to each Assumed Plan (other than Individual Employment Agreements) applicable to the Business Employees in the US required to make such a filing, (iii) the most recent summary plan description for each Assumed Plan (other than Individual Employment Agreements) applicable to the Business Employees in the US for which a summary plan description is required by applicable law, and (iv) the most recently received determination or opinion letter issued by any Governmental Authority in relation to the Siemens Savings Plan.

(b)
None of the Employee Plans applicable to the Business Employees in the US is a multiemployer plan subject to Title IV of ERISA or a defined benefit pension plan or other plan or arrangement providing pension or retirement benefits of any type subject to Title IV of ERISA. None of the Transferred Assets is the subject of any lien arising under ERISA or Section 412 of the Code, and none of Seller or its Affiliates has been required to post any security under ERISA or Section 401(a)(29) of the Code with respect to any Employee Plan (other than Individual Employment Agreements), and no fact or event exists that would reasonably be expected to give rise to any such lien or requirement to post any such security.

(c)
Each Assumed Plan and the Siemens Savings Plan complies in all material respects in form and operation, and has been administered, operated, contributed to and funded in all material respects in accordance with, its terms and all applicable Laws. All material contributions and obligations under or in connection with the Assumed Plans, including obligations arising by operation of law, that have become due on or prior to the Closing Date, have been made or satisfied in all material respects or shall have been made or satisfied as of the Closing Date. With respect to the Employee Plans, no event has occurred and, to Seller’s Best Knowledge, there exists no condition or set of circumstances (other than the assumption of the Assumed Plans pursuant to this Agreement at the Closing Date), in connection with which the Purchaser could be subject to any liability (other than, in the case of the Assumed Plans, routine claims for benefits) under the terms thereof, or with respect thereto, or under any applicable law.

(d)
The Siemens Savings Plan is intended to qualify for tax favored status under the Code, has been determined to so qualify, and to Seller’s Best Knowledge, no fact or event has occurred that could reasonably be expected to cause the loss of such qualified status.

(e)
Each Employee Plan applicable to the Business Employees in the US that is a "nonqualified deferred compensation plan" (within the meaning of Section 409A(d)(1) of the Code) has been maintained and operated in documentary and operational compliance with Section 409A of the Code.

(f)
Except as set forth in Annex 17.2.16(f), in relation to the Business Employees in the US, neither Seller nor any of its respective Affiliates has any obligation to provide post-employment, post-service or retiree health benefits or life insurance coverages to current or former Business Employees, other than healthcare continuation coverage required by Section 4980B of the Code or similar applicable Law.

(g)
No Action or Proceeding is pending or, to Seller’s Best Knowledge, threatened against, by or on behalf of any Assumed Plan or the Siemens Savings Plan or the assets, fiduciaries or administrators thereof (other than claims for benefits in the ordinary course). With respect to each Assumed Plan and the Siemens Savings Plan: applicable to the Transferred Employees in the US (i) no prohibited transaction (within the meaning of Section 406 of ERISA or Section 4975 of the Code), breach of fiduciary duty or other failure to act or comply in connection with the administration or investment of the assets of such Assumed Plan has occurred, and (ii) none of the assets of Seller is, or may reasonably be expected to become, the subject of any lien arising under ERISA or the Code.

(h)
Except as set forth in Annex 17.2.16(h), neither the execution and delivery of this Agreement, nor the consummation of the transactions contemplated hereby, either alone or in combination with another event (whether contingent or otherwise) will (i) entitle any Business Employee in the US to any payment; (ii) increase the amount of compensation or benefits due to any Business Employee in the US; or (iii) accelerate the vesting, funding or time of payment of any compensation, equity award or other benefit of any Business Employee in the US.

(i)
Except as would not result in any liability to the Purchaser, in relation to the Business Employees in the US, Seller and its Affiliates are in compliance in all material respects with (i) the applicable requirements of Section 4980B of the Code and any similar state law, and (ii) the applicable requirements of the Health Insurance Portability and Accountability Act of 1996, as amended, and the regulations (including the proposed regulations) thereunder.

(j)
Each individual providing services with respect to the Business in the US and Germany has been properly classified as an employee or non-employee of Seller and its Affiliates for all relevant purposes.

(k)	Seller has accounted for the Retirement Benefit Arrangements incurred vis-à-vis the Business Employees in its latest audited consolidated financial statements in compliance with IAS 19.

17.2.17	Collective Bargaining Agreements and Employees

(a)	Annex 17.2.17(a) contains a complete list of all material collective bargaining agreements in relation to the Business or any Business

Employee in the US, Germany, Austria, the Netherlands, Norway, India, Spain and Sweden to which Seller or any Local Seller is a party (i.e. agreements which are entered into between Seller or any Local Seller and a representative body of employees of Seller or any Local Seller in relation to the Business).

(b)
Annex 10.1 contains a complete anonymized list of all Business Employees as well as their work location, employment status (active/ dormant), and the total target income (i.e. base pay plus a variable pay considered at 100% of the amount of the current financial year target bonus), as of the date set forth on such Annex.

(c)
Within the twelve (12)-month period prior to the Signing Date, neither Sellers nor any of its Affiliates has transferred any person to the Business who is now a Business Employee or has transferred any person out of the Business who is not now a Business Employee, other than in the Ordinary Course of Business.

(d)
Except as set forth in Annex 17.2.17(d), as of 15 July 2014 there are no employment or civil rights related disputes, material grievances, disciplinary actions or unfair labor practice proceedings pending or, to Seller’s Best Knowledge, threatened with respect to claims of, or obligations to, any Business Employee or former employee of the Business in the US, Germany, Spain and India. During the three (3) year period immediately prior to the date of this Agreement, there have been no strikes, lockouts, grievances, slowdowns, work stoppages or other labor disputes with respect to any Business Employees in the US, and to Seller’s Best Knowledge, none are threatened in the US. To Seller’s Best Knowledge, no labor representation request is pending, threatened or has in the past three years been made with respect to Business Employees or former employees of the Business in the US.

(e)
Neither Seller nor any of its Affiliates is obligated by, or subject to, any order or decision by any Governmental Authority with respect to labor and employment issues in relation to the conduct of the Business or Business Employees or former employees of the Business, in each case in the US or Germany. Seller and its Affiliates have complied in all material respects with all applicable laws, collective bargaining agreements, union and works council agreements or arrangements regarding employment and employment practices with respect to the Business Employees and former employees of the Business.

(f)	To the Seller's Best Knowledge, neither Seller nor any of its Affiliates is or has, within the three (3)-year period prior to the date of this

Agreement, been in breach of any material provision of any works council, collective bargaining or other labor agreement applicable to any Business Employee or former employee of the Business, in each case in the US or Germany.

17.2.18	Insurance
To Seller’s Best Knowledge, there is no claim relating to the Business by or with respect to Seller or any Local Seller pending under any Insurance Policy as to which coverage has been questioned, denied or disputed by the underwriters of such policies or in respect of which such underwriters have reserved their rights. All premiums payable under such policies have been timely paid, and Seller and all Local Sellers have otherwise complied fully with the terms and conditions of such policies.

17.2.19	Brokers
Other than J.P. Morgan, whose fees and expenses are to be paid solely by Seller, there is no broker, investment banker, agent, finder or other intermediary acting on behalf of Seller or under the authority of Seller who is or shall be entitled to any broker’s or finder’s fee or any other commission or similar fee directly or indirectly in connection with any of the Transactions.

17.2.20	Conflict Minerals
With respect to the Business, neither Seller nor any Local Seller manufactures or contracts to manufacture any products that contain "conflict minerals" (as such is defined in Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act and the rules promulgated thereunder).

17.3	Applicable Statutory Provisions
In view of Article 17.1, the Parties agree that the Statements constitute independent guarantees (selbstständige Garantieversprechen) within the meaning of Sec. 311 BGB and that the Statements do not constitute quality agreements within the meaning of Sec. 434 (1) sentence 1 BGB (Beschaffenheitsvereinbarungen) or quality guarantees concerning the object of the purchase within the meaning of Sec. 444 BGB (Garantien für die Beschaffenheit der Sache). Seller and Purchaser agree that the applicability of the provisions of Sec. 434 to 453 BGB and Sec. 377 HGB including any and all warranty claims and other remedies provided for therein shall be excluded to the extent legally permissible.

17.4	Exclusive Statements
Except for the Statements in this Agreement and any other representations, warranties or guarantees in the other Transaction Documents, Seller and Local Sellers do not give any other representations, warranties or guarantees, whether explicit or implied, and Seller and its Affiliates shall not be liable for (i) any information regarding the Business available to Purchaser except as expressly set forth in the Statements or (ii) any disclosure or similar obligations in connection with this Agreement and the Transactions.
The Parties expressly agree that Seller's responsibilities in respect of the Business shall be governed exclusively by this Agreement and the other Transaction Documents. Therefore, any sale and/or transfer of the Business agreed to between Seller or the relevant Local Sellers on the one hand and Purchaser or the relevant Designated Purchaser on the other hand for the purpose of implementing the Transaction outside of this Agreement and the other Transaction Documents shall be on an "as is basis". Neither Seller nor any of the Local Sellers shall be required to, and none of them has given or will give any representations or warranties in respect of the Business other than specifically provided for in this Agreement and in the other Transaction Documents.
Purchaser acknowledges that it does not rely upon any express or implied representations, warranties or guarantees of any nature made by Seller or on behalf of Seller and that solely the provisions expressly set forth in this Agreement and the other Transaction Documents shall govern its contractual relationship with Seller.
Purchaser acknowledges and agrees in particular that:

17.4.1
Seller makes no warranty as to the accuracy of any forecasts or projections (including the reasonableness of the assumptions underlying the same) contained in the information disclosed to the Purchaser or its representatives (including, for the avoidance of doubt, the Financial Fact Book) or otherwise provided to Purchaser or its representatives; and

17.4.2	Purchaser has made its own evaluation of the adequacy and accuracy of such forecasts and projections (including the reasonableness of the assumptions underlying the same).

17.5	Fraud and Wilful Misconduct
Nothing in this Agreement or any other Transaction Document shall exclude, limit or affect claims of Purchaser or Designated Purchasers with respect to, or based on, intent, fraud or wilful misconduct by Seller, any Local Seller or any other Persons acting on behalf of Seller or any Local Seller.

Article 18    Liability of Seller

18.1	Consequences of Breach
In the event of (a) any Statement in this Agreement or any other representations, warranties and guarantees in any Local Asset Transfer Agreement or Real Estate Transfer Agreement (if any) being incorrect, or (b) any breach or violation of any covenant or agreement of Seller or its Affiliates under this Agreement or any Local Asset Transfer Agreement or Real Estate Transfer Agreement, if any (each a "Breach"), Seller shall be entitled to remedy the Breach within a reasonable time period of no less than two (2) weeks and no more than twelve (12) weeks upon Seller having been notified by Purchaser in writing. If such remediation fails or will not be successfully completed within such period, Seller shall effect a payment in cash which puts Purchaser, or, in the sole discretion of Purchaser, the applicable Designated Purchaser, into the position Purchaser or such Designated Purchaser, as the case may be, would have been in, if there had not been a Breach (Naturalrestitution). In case this is legally not possible or commercially inadequate or unreasonable, the Seller shall compensate Purchaser or, in the sole discretion of Purchaser, the applicable Designated Purchaser in cash for Losses resulting from the Breach (Schadenskompensation).

18.2	Determination of Losses
For purposes of determining the liability of Seller, all direct losses or damages actually incurred by Purchaser or a Designated Purchaser as well as all consequential losses or damages (Folgeschäden) including loss of profits (entgangener Gewinn) and loss of use (Nutzungsausfall) – but excluding (i) any frustrated expenses (vergebliche Aufwendungen), (ii) any reduction in value due to reduced cash-flows or earnings, (iii) any internal and overhead costs and expenses, and (iv) any loss of goodwill or reputational damages incurred by the Purchaser or the Designated Purchaser, as the case may be, – shall be taken into account, it being understood that all relevant losses or damages shall be calculated on a USD-for-USD basis ("Losses").

18.3	Calculation of Damages, Mitigation of Damages and Deduction of Advantages
The legal principles as to the calculation of damages, mitigation of damages and offsetting of losses by advantages due to the damaging event (Schadensberechnung, Schadensminderung, Vorteilsausgleich) pursuant to Sec. 249 et seq. BGB shall apply to all claims of Purchaser or Designated Purchasers relating to a Breach under or in connection with this Agreement, subject, however, to any specific agreements set forth in this Article 18.

18.4	General Limitations of Liability
Seller shall not be liable for, and Purchaser shall not be entitled to bring any claim in connection with, a Breach against Seller if and to the extent that:

18.4.1	the matter to which the claim of Purchaser relates has been taken into account in the calculation of, and has reduced, the Purchase Price or the Working Capital;

18.4.2	the relevant Loss has been recovered by Purchaser under an indemnity set forth in this Agreement;

18.4.3
the relevant Loss has been caused (mitverschulden) or increased by failure of Purchaser or the relevant Designated Purchaser to mitigate such Loss within the meaning of Sec. 254 para. 1 and 2 BGB provided;

18.4.4
the relevant Loss has been recovered under any claims vis-à-vis third parties (it being understood that the Loss to be compensated in this case shall include any reasonable costs spent or expenses made in pursuing such claims), provided, however, that Purchaser shall not be obliged to pursue any such claims, if such pursuit could reasonably be expected to negatively impact in any significant respect the business relations with customers, suppliers, employees or other contractual partners, or otherwise could reasonably be expected to harm in any significant respect the goodwill or reputation of the Business;

18.4.5
the relevant Losses have been recovered by Purchaser or its Affiliates under any other basis provided for under the Agreement, it being acknowledged, that Purchaser and its Affiliates shall not be entitled to recover more than once for the facts and circumstances underlying any particular Loss;

18.4.6
the facts or circumstances which constitute the Breach were fairly disclosed in this Agreement (but excluding any disclosure set forth in the Updated Indicative Annexes), provided, however, that any review, inspection and investigation of Purchaser or any of its executives, employees, professional advisors or other representatives shall neither affect Seller’s liability under this Agreement for Breach, nor the entitlement of Purchaser to raise claims based on a breach; or

18.4.7	the relevant Loss is a Customer Umbrella Cost subject to the compensation regime for customer contracts in Article 24.

18.5	Assignment of Claims for Recovery against Third Parties
If and to the extent Seller or a Local Seller has compensated Purchaser for Losses, Purchaser shall, to the extent legally possible, as soon as reasonably possible assign or procure to have assigned to Seller or Local Sellers all claims Purchaser or any Designated Purchaser may have against any third party (including but not limited to insurance carriers) in connection with the event that caused such Losses; provided, however, Purchaser shall not be required to effect any such assignment of claims if Purchaser determines, in the sole discretion of Purchaser, such assignment of claims would negatively impact the business relations with customers, suppliers, employees or other contractual partners or would otherwise harm the goodwill or reputation of the Business.

18.6	Notice of Claims
In case Purchaser becomes aware of circumstances which could reasonably constitute a Breach, Purchaser shall submit to Seller, within a reasonable period of time not exceeding thirty (30) days after becoming aware of such circumstances a written notice of the claim for a Breach specifying in reasonable detail such circumstances, the alleged legal basis of the possible claim resulting therefrom (e.g., in case of an inaccuracy of a Statement: the relevant Statement), and, to the extent possible, the amount of the potential Losses; provided, however, that the failure to give such written notice in a reasonable period of time shall not relieve Seller of its indemnification obligations, except and only to the extent that Seller forfeits rights or defenses, or is otherwise prejudiced, by reason of such delay.

18.7	Handling of Third Party Claims

18.7.1
If Purchaser becomes aware of a Third Party Claim which may result in a claim based on a Breach, Purchaser shall submit to Seller, within a reasonable period of time, a written notice regarding such Third Party Claim. Purchaser shall ensure that Seller is provided with reasonable information in relation to such Third Party Claim; provided, however, that the failure to give such written notice in a reasonable period of time shall not relieve Seller of its indemnification obligations, except and only to the extent that Seller forfeits rights or defenses, or is otherwise prejudiced, by reason of such delay.

18.7.2
Purchaser shall give Seller and/or Local Seller, at their own discretion and at their own expense, an opportunity to assume, control and direct the defence of such Third Party Claim, provided, however, that (i) Seller irrevocably confirms its liability for part or all of such Third Party Claim and (ii) any action or measure does, in the sole discretion of Purchaser, not negatively impact the business relations with customers, suppliers, employees or other contractual partners or does not otherwise harm the goodwill or reputation of the Business (lit. (i)

and lit. (ii) together "Prerequisites for Seller Defence"). Purchaser or Designated Purchasers (as the case may be) shall – if the business relations with customers, suppliers, employees or other contractual partners are not negatively impacted or the goodwill or reputation of the Business is otherwise harmed – follow any directions given by Seller and/or a Local Seller in connection with such defence at Seller's own discretion and at Seller's own expense.

18.7.3
In order to enable Seller and/or the relevant Local Seller to exercise their right to assume, control and direct the defence of Third Party Claims, subject to the satisfaction of the Prerequisites for Seller Defence, Purchaser shall, and shall cause the respective Designated Purchaser to, reasonably cooperate with Seller and/or the relevant Local Seller in the defence of any Third Party Claim and grant to Seller, the relevant Local Seller and its representatives access, during normal business hours, to business records, documents, personnel and information of Purchaser and Designated Purchasers, which are reasonably required to assess the Third Party Claims, and to obtain copies of such records and documents, all subject to the satisfaction of the Prerequisites for Seller Defence.

18.7.4
Neither Purchaser nor any Designated Purchaser shall make any voluntary payments with respect to or shall settle any matter relating to a Third Party Claim without the prior written consent of Seller or the relevant Local Seller not to be unreasonably withheld or delayed, provided, however, that nothing in this Agreement shall limit or affect Purchaser's or any Designated Purchasers right to settle a Third Party Claim subject to a waiver of a corresponding claim based on a respective Breach.

18.7.5
If and to the extent Seller or the relevant Local Seller does not choose to assume the control of any defence against a Third Party Claim, Purchaser or the Designated Purchasers shall diligently pursue all reasonable actions to defend against or minimize the effect of a Third Party Claim (including but not limited to judicial court proceedings or arbitration matters if reasonable under the circumstances).

18.7.6	Costs and expenses reasonably incurred by Purchaser or any Designated Purchaser in defending any Third Party Claim shall be indemnifiable Losses.

18.8	Property Tax Matters

18.8.1
Purchaser and the Designated Purchasers, on the one hand, and Seller and the Local Sellers, on the other hand, shall promptly notify each other upon receipt by such party of written notice of any inquiries, claims, assessments, audits or similar events with respect to US Property Taxes relating to any of the Entire Transferred Assets relating to a Pre-Effective Date Tax Period (any such inquiry, claim, assessment, audit or similar event with respect to US Property Taxes, a "Property Tax Matter"). Any failure to so notify the other party of any Property Tax Matter shall not relieve such other party of any liability with respect to such Property Tax Matters except to the extent such party was actually prejudiced as a result thereof.

18.8.2
Seller shall have sole control of the conduct of all Property Tax Matters, including any settlement or compromise thereof, provided, however, that Seller shall keep Purchaser reasonably informed of the progress of any Property Tax Matter.

18.8.3	In the event of any conflict or overlap between the provisions of this Article 18.8 and Article 18.7, the provisions of this Article 18.8 shall control.

18.8.4
Purchaser shall have the sole right to control any audit or examination by any Taxing authority, initiate any claim for refund or amend any Tax Return in respect of US Property Taxes, and contest, resolve, defend against any assessment for additional US Property Taxes, notice of US Property Tax deficiency or other adjustment of US Property Taxes of, or relating to the Entire Transferred Assets for the Post-Effective Date Tax Period.

18.9	Exclusive Remedies
The Parties are in agreement that, subject to the last sentence of this Article 18.9, the remedies that Purchaser may have against Seller for a Breach are solely governed by this Agreement, and the remedies provided for by this Agreement shall be the exclusive remedies available to Purchaser under and/or in connection with any Transaction Document in respect of any Breach. Apart from the rights of Purchaser under this Agreement – including, but not limited to, claims of Purchaser for specific performance (Erfüllungsansprüche) and claims of Purchaser based on a Breach – (i) any right of Purchaser to withdraw (zurücktreten) from this Agreement or to require the winding up of the Transactions (e.g. by way of großer Schadenersatz or Schadenersatz statt der ganzen Leistung), (ii) any claims for reduction of the purchase price (Minderung), (iii) any claims for breach of pre-contractual obligations (culpa in contrahendo) arising under Secs. 241 (2), 311 (2) and (3) BGB or ancillary obligations (Nebenpflichten) arising under Secs. 241 (2), 280 BGB, (iv) any claims based on frustration of contract pursuant to Sec. 313 BGB (Störung der Geschäftsgrundlage) other than pursuant to Article 14, (v) all remedies of Purchaser for defects of the purchase object arising under Secs. 433 through 453 BGB are hereby expressly excluded and waived (verzichtet) by Purchaser.
The Parties acknowledge and agree that the Agreement does provide for claims for specific performance (Erfüllungsansprüche) of Purchaser and Seller as set forth herein and based on, and subject to, the terms and conditions agreed herein. Seller and Purchaser further undertake to procure that the same acknowledgement and agreement shall be reflected in the Local Asset Transfer Agreements as well as the Real Estate Transfer Agreement.
Nothing in this Agreement shall exclude, limit or affect claims and rights of Purchaser or Designated Purchasers with respect to, or based on, intent, fraud or wilful misconduct by Seller, any Local Seller or any other Persons acting on behalf of Seller or any Local Seller (including Seller's Deal Team).

18.10	De Minimis and Basket
Purchaser may only raise a claim against Seller based on a Breach arising under clause (a) of Article 18.1:

18.10.1
if the individual claim, or series of like claims when aggregated together, otherwise recoverable from Seller exceeds an amount of USD 400,000.00 (in words: four hundred thousand US Dollars) ("De Minimis Amount"), and

18.10.2
if and to the extent the aggregate amount of all such individual claims individually exceeding the De Minimis Amount exceeds in the aggregate an amount of USD 10,000,000.00 (in words: ten million US Dollars) ("Basket"), in which case Seller shall not only be liable for the amount exceeding the Basket, but for the full amount (Freigrenze).

The limitation of liability set forth in Article 18.10 shall not apply to claims of Purchaser based on a Breach arising under clause (a) of Article 18.1 relating to the Statements in Articles 17.2.1 (Seller and Local Sellers), 17.2.4 (other than the first sentence of Article 17.2.4(a)(ii), (Transferred Assets) and 17.2.14 (Trade Practices) (the "Fundamental Statements").

18.11	Maximum Liability
Claims of Purchaser based on a Breach arising under clause (a) of Article 18.1, other than relating to the Fundamental Statements, shall be limited to a maximum aggregate amount of fifteen percent (15%) of the Purchase Price, following any final adjustment thereof ("General Cap"); provided, that in no event shall Seller's aggregate liability for any Losses under or in connection with this Agreement exceed an aggregate amount equal to the Purchase Price, following any final adjustment thereof ("Overall Cap").

18.12	Seller's Best Knowledge
"Seller's Best Knowledge" shall mean exclusively the actual and individual knowledge (positive Kenntnis) or lack of knowledge due to gross negligence (grob fahrlässige Unkenntnis) of the relevant facts by any member of Seller's Deal Team on the Signing Date. Purchaser acknowledges that the Seller's Deal Team has limited access to operation of the Business and as such was only able to make limited inquiries and thus, may not be aware of certain information which would have come to their attention if they would have had unfettered access to the Business prior to the Signing Date.

18.13	Qualification of Payments
Any payment made under this Article 18, any payments made to reimburse the US Severance Amount and to reimburse the Retention Bonuses, any payment for the Delayed Local Pension Plan Amount for any Delayed Plan to Plan Transfer which has not been accounted for in the Pension Amount, or payments in respect to any other claims under or in connection with this Agreement or any Local Asset Transfer Agreement shall be deemed and treated as an adjustment to the Purchase Price unless such payment is required to be treated otherwise under applicable Tax Laws. Any such adjustment to the Purchase Price shall at the same time be reflected as an amendment to the relevant local purchase price payable under the Local Asset Transfer Agreement for that part of the transferred Business that caused such payment (verursachungsgerecht) as determined in accordance with Article 15.4, and if this is not possible, the Parties shall agree in good faith on the correct allocation of the Purchase Price and the amendment to the allocation of the Purchase Price in accordance with Article 15.4.
If and to the extent damages are paid to an Affiliate of Purchaser, such payments shall, if and to the extent legally permissible, be treated as a reduction of the relevant local purchase price payable under the Local Asset Transfer Agreement for the transferred Business that caused such payment, or if this is not possible, as agreed in good faith by the Parties. In no event shall Seller or any of its Affiliates owe to Purchaser any gross-up for Taxes in connection with a payment received by Purchaser or any of its Affiliates from Seller or its Affiliates.

18.14	Time Limitation and Expiration

18.14.1	All claims of Purchaser based on a Breach of the Fundamental Statements shall become time-barred (verjähren) upon expiration of a period of five (5) years following the Closing Date.

18.14.2
All claims of Purchaser based on a Breach pursuant to Article 18.1(a), other than those referred to in Article 18.14.1, shall become time-barred (verjähren) upon expiration of a period of eighteen (18) months following the Closing Date.

18.14.3
All claims of Purchaser based on a Breach of any covenant or agreement covered by clause (b) of Article 18.1 shall become time-barred (verjähren) (i) in the case of the covenants under Article 21 and the other covenants and agreements in this Agreement contemplating performance on or prior to the closing, upon expiration of a period of eighteen (18) months following the Closing Date and (ii) in the case of all other covenants and agreements, upon expiration of a period of eighteen (18) months following Purchaser’s or the applicable Designated Purchaser’s discovery of such Breach.

18.14.4
Nothing in this Agreement shall exclude, limit or affect the period of limitation of claims of Purchaser or Designated Purchasers with respect to, or based on, intent, fraud or wilful misconduct by Seller, any Local Seller or any other Persons acting on behalf of Seller or any Local Seller (including Seller's Deal Team) which shall be time-barred (verjähren) in accordance with applicable statutory law.

18.14.5	The application of Sec. 203 BGB shall be excluded, unless the Parties agree in writing that the expiry period shall be tolled (gehemmt) on the basis of pending settlement negotiations.
Article 19    Representations and Warranties of Purchaser, Purchaser's Covenants

19.1	Purchaser's Statements
Purchaser hereby represents and warrants (garantiert) to Seller by means of an independent guarantee (selbständiges Garantieversprechen) according to Sec. 311 BGB that the following statements are correct as of the date they are made. A statement that is not made as of a specific date shall refer to the Signing Date and a statement which is made as of a specific date shall refer to such specific date only:

19.1.1
Purchaser is a corporation duly organized and validly existing under the laws of Delaware, USA and has the legal capacity (Rechtsfähigkeit) and all necessary corporate power and authority to execute, deliver and perform its obligations under this Agreement and the Transaction Documents and to perform its obligations hereunder.

19.1.2
This Agreement has been duly executed and delivered by Purchaser and constitutes, assuming the due and valid authorization and execution of this Agreement by Seller, a legal, valid, and binding obligation of Purchaser, enforceable against Purchaser in accordance with its terms, subject only, if the case arises, to limitations on enforceability under generally applicable statutory law. The execution and consummation of this Agreement and the performance of the Transactions does not (i) violate any judicial or governmental order (gerichtliche oder behördliche Verfügung) to which Purchaser is bound, (ii) violate any applicable law, or (iii) violate any provision of Purchaser's certificate of incorporation. Purchaser has, or will have prior to the Closing, on behalf of each Designated Purchaser the power and authority to make the representations and warranties and enter into the covenants contained in this Agreement.

19.1.3
Each Designated Purchaser will be, as of the Closing Date, duly incorporated and validly existing under the laws of its stated jurisdiction and will have the legal capacity and all necessary corporate power and authority to perform its obligations under the Transaction Documents to which such Designated Purchaser will be a party, and the consummation of the Transactions thereby.

19.1.4
Upon delivery at or prior to the Closing Date, the Transaction Documents (other than this Agreement) will have been duly executed and delivered by Purchaser or the Designated Purchaser that is a party thereto, enforceable against Purchaser or the applicable Designated Purchaser, as applicable, in accordance with its terms, subject only, in the case arises, to limitations on enforceability under generally applicable statutory law. The execution and consummation of the Transaction Documents and the performance of the obligations imposed thereunder will not violate any provision of the Purchaser's or the relevant Designated Purchaser’s articles of association, by-laws or equivalent corporate document.

19.1.5
No bankruptcy or insolvency proceedings against the Purchaser or any of the Designated Purchasers have been applied or will have been applied for (other than any application filed by a Person other than Purchaser or any Designated Purchaser which has not, and could not reasonably be expected to, result in the opening of bankruptcy or insolvency proceedings), nor has such application been rejected due to lack of assets.

19.2	Consequences of Breach
In the event of any breach or non-fulfilment by Purchaser or any Designated Purchaser of any obligation or covenant under this Agreement or any other Transaction Document, including a breach of any of the warranties or covenants above, Purchaser shall indemnify the Seller and/ or the Local Sellers against all Losses resulting from the breach or non-fulfilment.

19.3	Business Transfer Indemnity
Subject to the Closing having occurred and have as otherwise set forth in this Agreement, Purchaser shall, and procure that the Designated Purchasers will, accept and assume as of the Effective Date any and all risks, obligations and liabilities resulting out of or in connection with the Assumed Liabilities and the conduct of the Business by Purchaser and its Affiliates on or after the Effective Date. Subject to Closing having occurred, Purchaser and the Designated Purchasers shall indemnify Seller and its Affiliates against any and all such Losses arising out of or in connection with the Entire Transferred Assets and the Assumed Liabilities after the Effective Date (except with respect to Excluded Liabilities); the foregoing indemnification shall not apply if and to the extent Purchaser has the right to claim damages or indemnification from Seller in respect of such Losses under the terms of this Agreement or any other Transaction Document. All such claims shall be time-barred (verjähren) upon expiration of a period of thirty (30) years following the Signing Date.
Article 20    Covenants of Seller and Purchaser

20.1	No Agency
Purchaser is acquiring the Business on its behalf and on behalf of the Designated Purchasers and not as an agent of a third party.

20.2	Going Concern Covenant
Purchaser shall for a period of at least three (3) years from the Effective Date ("Going Concern Period") ensure that the Business will have sufficient funds to avoid insolvency, including, for example, in the event of the divestiture of material parts of the Business and fulfill the obligations pertaining to the Business and shall continue to service the customers of the Business in accordance with the contractual commitments made to such customers ("Going Concern Covenant").

20.3	Site Covenant
Purchaser shall for a period of at least three (3) years from the Effective Date ("Site Guarantee Period") (i) maintain sites in Berlin, Erlangen and St. Wolfgang ("Guaranteed Sites"), (ii) substantially maintain its functions and operations, and (iii) not reduce or relocate the Guaranteed Sites in any material manner; provided that Purchaser may take such action if the works council does consent thereto. For the avoidance of doubt, Purchaser is not entitled to replace the consent of the relevant works council by consent of a conciliation committee (Einigungsstelle).

20.4	Employment Covenant
Purchaser shall, and shall procure that each other New Employer, will comply with the following obligations, provided that Purchaser may take such action if the works council does consent thereto. For the avoidance of doubt, Purchaser is not entitled to replace the consent of the relevant works council by consent of a conciliation committee (Einigungsstelle):

20.4.1
During a period of three (3) years after the Effective Date, the employment conditions of the Transferred Employees employed in Germany shall not be changed in a manner that, overall, can reasonably be considered detrimental to the relevant Transferred Employees; and

20.4.2
during a period of three (3) years after the Effective Date, no Transferred Employee employed in Germany shall be terminated on operational grounds (betriebsbedingte Kündigungen) or on any other ground other than cause.

20.5	Pass-On Obligation
In the event of a sale, restructuring, merger, or transfer of the Business or any portion thereof, Purchaser shall procure that the agreement with the acquirer or new owner contains obligations for the acquirer or new owner substantially in the form of the obligations of Purchaser set forth in Articles 20.2 through Article 20.4, with Seller and the relevant Local Sellers as third party beneficiaries of such obligations of the acquirer or new owner (echter Vertrag zugunsten Dritter). Purchaser and the acquirer or new owner shall, towards Seller, be liable as joint and several debtors (Gesamtschuldner) for any breach by such acquirer or new owner of the passed-on obligations.

20.6	Non-Competition

20.6.1
Seller shall not, during a period of three (3) years following the Effective Date, compete with Purchaser in the core business fields of the Electronic Medical Records (EMR), Computerized Physician Order Entry (CPOE), and Revenue Cycle Management (RCM) (together the "Core Business") in the jurisdictions in which the Business is conducted as of immediately prior to the Closing Date, to the extent such activities are part of the Business to be transferred under this Agreement, provided that the following Seller’s activities shall, for the avoidance of doubt, not be restricted:

(a)	Overlapping activities as long as their main purpose is not the Core Business, e.g. utilization management, radiology or diagnostics driven patient and physician engagement;

(b)	other healthcare activities other than the Core Business, in particular Imaging activities (e.g. Syngo) and Diagnostics activities; and

(c)	departmental solutions, e.g. Laboratory Information Systems, Radiology Information Systems, Cardiology Systems, Oncology Systems and Surgery Systems.

20.6.2	The following Seller’s activities shall not be considered to be competing activities:

(a)
acquiring or owning of shareholdings in a company engaged in the Core Business for financial purposes (e.g. an employee benefit or pensions plan), if such shareholding represents not more than 10% of such company’s total voting capital;

(b)
acquiring or owning of shareholdings in a company that is amongst other activities engaged in the Core Business, if such Core Business activities do not account for more than 10 % of the total annual net sales of such company; or

(c)
acquiring of shareholdings or assets of/in a company that is amongst others engaged in the Core Business and such Core Business activities do account for more than 10 % of the total annual net sales of such company provided, that Seller (i) offers such Core Business activities and/or shareholdings to Purchaser on reasonable commercial terms at fair market value or (ii) if Purchaser does not accept such reasonable offer to offer such Core Business activities to a third party under comparable commercial terms at fair market value.

Article 21    Conduct of the Business Prior to Closing

21.1	Conduct of the Business
Between the Signing Date and the Closing Date, unless (i) set forth otherwise in this Agreement, (ii) required otherwise by applicable law (provided that Seller shall give reasonable advance notice to Purchaser indicating the actions to be taken), (iii) specifically requested otherwise by Purchaser and agreed by Seller, or (iv) the prior consent of Purchaser has been obtained, such consent not to be unreasonably withheld or delayed, Seller shall (A) use Reasonable Best Efforts to procure that the Business is conducted in the usual, regular and Ordinary Course of Business consistent with past practice, (B) use Reasonable Best Efforts to keep intact the Business in all material respects, (C) preserve the ordinary and customary relationships of the Business with customers, suppliers, licensors, licensees, distributors, regulatory authorities and other third parties, in each case, who are material to the Business and the goodwill associated therewith, and (D) maintain the tangible Transferred Assets in reasonable repair, order and condition (normal wear and tear excepted) and in accordance with current use in connection with the Business.

21.2	Measures requiring Purchaser's consent
In the period of time between the Signing Date and the Closing Date, without prejudice to the generality of Article 21.1 and without limiting the right of Seller to procure that the Business is operated in compliance with Article 21.1, Seller shall and shall procure that none of the Local Sellers will take with respect to the Business, without the prior consent of Purchaser, such consent not to be unreasonably withheld or delayed, any of the following actions, in each case except as otherwise provided for in this Agreement:

(a)	create any Encumbrance over (other than a Permitted Encumbrance), or agree to create any Encumbrance over (other than a Permitted

Encumbrance), any Transferred Asset or Transferred Real Property, or enter into or amend any agreement or make any commitment to do so;

(b)	acquire or agree to acquire by merging or consolidating with, or purchasing all or a substantial portion of the assets of, or by any other manner, any business;

(c)
sell, transfer, lease, sublease, license or otherwise dispose of, or grant any option or rights in, to or under, any asset of the Business (other than IP) with a book value in excess of USD 50,000.00 (in words: fifty thousand US Dollars), except for the sale of inventory in the Ordinary Course of Business and the disposition of obsolete equipment in the Ordinary Course of Business consistent with past practice;

(d)
modify, amend or terminate any Assumed Contracts if the financial effect of such modification, amendment or termination can reasonably be expected to have an adverse financial impact after the Effective Date in excess of USD 1,000,000.00 (in words: one million US Dollars).

(e)
modify, amend, or terminate any Transferred Lease Agreement if the overall financial impact of such modification, amendment or termination exceeds USD 100,000.00 (in words: one hundred thousand US Dollars) per annum, to the extent such an impact is outside of the Ordinary Course of Business;

(f)
incur any Indebtedness except for obtaining Intercompany Financing or enter into any material financing or guarantee arrangement except of customer financing or the granting of guarantees to customers in the Ordinary Course of Business;

(g)
commence any Proceeding other than (i) for the routine collection of bills for less than USD 500,000.00 (in words: five hundred thousand US Dollars) in the individual case (or local equivalent), or (ii) in such cases where it in good faith determines that failure to commence a proceeding would result in the material impairment of a valuable aspect of the Business, provided that Purchaser is consulted in advance regarding the filing of such proceeding;

(h)	abandon any Transferred Patents or other material IP;

(i)
enter into any agreement or incur any commitment involving any capital expenditure project which requires capital expenditures in each case in excess of USD 2,000,000.00 (in words: two million US Dollars) in the individual case (or local equivalent), exclusive of VAT except as contemplated in the Business' budget;

(j)
enter into or amend any arrangements, agreements, transactions or commitments with any Seller Group Company which will result in a liability after the Effective Date in excess of USD 250,000.00 (in words: two hundred fifty thousand US Dollars) or that are not on arms’ length commercial terms other than as part of the Intragroup Financing in the Ordinary Course of Business;

(k)
grant any increase, or announce any increase, in the wages, salaries, compensation, bonuses or incentives payable to any Business Employee (other than increases in the Ordinary Course of Business consistent with past practice and in line with the salary increases budgeted for the upcoming fiscal year);

(l)
enter into or adopt any new employment, severance, retention, change in control, consulting or similar agreement with any Business Employee, other than agreements entered into in the Ordinary Course of Business consistent with past practice;

(m)
establish or increase or promise to increase any benefits under any Employee Plan except (i) as required by Law and (ii) for changes to the Employee Plans which affect the Seller's or the relevant Local Seller's business generally and which does not materially increase the costs of the Business after the Effective Date;

(n)
cause or permit any employee or service provider of Seller or its Affiliates who is not, as of the date of this Agreement, a Business Employee, to become a Business Employee for purposes of this Agreement, whether by way of employment transfer or otherwise;

(o)	take any action that would cause a Business Employee to cease to constitute a Business Employee but to continue to be an employee of the Seller or any of its Affiliates;

(p)
with respect to the Entire Transferred Assets or to the extent it could adversely affect Purchaser or a Designated Purchaser following the Effective Date, (i) make, change or revoke any US Property Tax election; (ii) change an annual accounting period with respect to US Property Taxes; (iii) adopt or change any accounting method with respect to US Property Taxes; (iv) file any amended Tax Return in respect of US Property Taxes; (v) enter into any closing agreement with respect to US Property Taxes; (vi) settle or compromise any US Property Tax claim or assessment; or (vii) consent to any extension or waiver of the limitation period applicable to any claim or assessment with respect to US Property Taxes; or

(q)	agree, whether in writing or otherwise, to do any of the foregoing set forth in clauses (a) through (p) above.

21.3	Procedure regarding Obtaining of Consent

21.3.1
If Seller or any Local Seller intends to take any of the actions requiring the prior consent of Purchaser pursuant to Article 21, then any of the individuals listed in Annex 21.3.1 (the "Seller Representatives") shall on behalf of Seller notify via e-mail any of the individuals listed in Annex 21.3.2 (the "Purchaser Representatives") on behalf of Purchaser and provide them with the information reasonably necessary for Purchaser's decision on whether or not to grant the consent requested by Seller. Any of the Purchaser Representatives shall notify via e-mail any Seller Representative on Purchaser's decision whether or not to grant the Consent within three (3) Business Days after receipt of the notification from Seller. If such response is not obtained within this period, Seller shall be entitled to undertake the proposed action if it reasonably concludes that taking such action without further delay is in the best interest of the Business.

21.3.2
The Purchaser Representatives are hereby authorized by Purchaser, and the Seller Representatives are hereby authorized by Seller, to make and receive the declarations under Article 21.3.1 on behalf of Seller and Purchaser, as applicable. Seller and Purchaser may at any time appoint other individuals authorized to make and receive these declarations, or communicate changes in the address of such Persons, provided however (i) that any such change shall only become effective three (3) Business Days after the other Party has been informed of such change by written notice in accordance with Article 27.4 and (ii) that each Party shall maintain the same number of representatives.

21.4	General Limitation
All obligations in this Article 21 shall be imposed only to the extent they are legally permissible, in particular with respect to applicable antitrust law.
Article 22    Access to Information

22.1	Access
Purchaser and Seller undertake that as from the Closing Date, the other Party and any of its Affiliates, their employees, professional advisors and other representatives shall be granted, upon their request, reasonable access during normal business hours to all sites (including the Transferred Real Property and the Shared Owned Premises) and books, records, documents and information (including the right to receive hard copies and/or electronic copies thereof) and to the personnel and advisors of the Business, to the extent necessary or appropriate for any legitimate reasons of the requesting Party, including in order to enable such Party or any of its Affiliates to fully enforce any rights and determine any obligations it may have pursuant to this Agreement or in relation to the Business towards third parties or governmental authorities or as necessary or useful for such Party or any of its Affiliates in connection with any audit, de-consolidation or other accounting or Tax matter, investigation, or any other reasonable purpose provided that no access granted hereunder shall unreasonably interfere with the operations of the Business. Each Party shall retain all Books and Records with respect to Taxes pertaining to the Entire Transferred Assets for a period of at least seven (7) years following the Closing Date (or such longer period as may apply under applicable law).

22.2	Data Preservation
Purchaser acknowledges and agrees that, consistent with Seller's cooperation with certain internal and government procedures relating to the Seller Group, all documents relating to the Business and the period prior to the Closing Date ("Retention Materials") shall be preserved and retained in accordance with Purchaser's normal document and data retention policies ("Data Preservation Termination Date").

22.3	Pass on Obligation
If, following any restructuring, investment, merger, transfer or otherwise Purchaser shall no longer own or control the Business or parts of the Business, it shall procure that the new owner or controller of the Business or the respective part of the Business shall enter into an agreement with Seller conferring on Seller and its Affiliates the same rights as set out in this Article 22 (including this specific provision of this Article 22.3).
Article 23    Separation Matters

23.1	Information of Authorities, Permits and Authorizations
Purchaser and Seller shall reasonably cooperate to inform any relevant authorities regarding the proposed Transactions and Seller shall reasonably assist Purchaser in obtaining the Required Permits and authorizations necessary to continue the operation of the Business by Purchaser and its Affiliates following the Closing; provided that Purchaser shall bear all costs and expenses related to the obtaining of any such Permits and authorizations.

23.2	IT Separation
Except for the services provided by the Transition Services Agreements, Purchaser shall procure that a sufficient IT-system for the operation of the Business as of the Effective

Date shall be in place. Seller shall reasonably support Purchaser according to the step-plan to be mutually agreed to by the Parties. Seller shall bear the costs for the separation of the migrating data. Purchaser shall bear the costs for the migration and implementation of and into Purchaser's IT-system.

23.3	Transitional Services

23.3.1
Seller is prepared to render, or procure that the relevant Seller Group Company will render, services (including Factual Services) to Purchaser and the relevant Designated Purchasers as are reasonably required to continue the operation of the Business after the Closing, provided that

(i)
such services shall be rendered for an initial transitional period of up to six (6) months after the Closing. During such period, Purchaser and the relevant Designated Purchasers shall use their Reasonable Best Efforts to become independent from the services rendered by Seller and the relevant Seller Group Companies. In case that such efforts are not successful, at the request of Purchaser or the relevant Designated Purchaser, such request to be made at the latest two (2) months prior to the expiry of the term of any service, the term of such service shall be extended for an additional period of no longer than six (6) months;

(ii)	Seller or the relevant Seller Group Company shall only be required to provide services it generally makes available to business units of the Seller or the relevant Local Seller as of the Closing Date;

(iii)
Seller or the relevant Local Seller shall not be required to provide any services which they may not legally provide or which Seller has decided as a matter of general corporate policy unrelated to this Transaction principally not to provide to businesses or entities which have ceased to be part of the Seller Group (including in particular auditing, treasury, tax and legal services); and

(iv)	the foregoing obligations shall not apply to any services in relation to, or the use of, real estate, which shall exclusively be governed by the provisions of Article 9.

23.3.2
The services pursuant to Article 23.3.1 shall be rendered on the basis of transitional services agreements ("Transitional Services Agreements") to be entered into at Closing between the Seller and the other applicable members of the Seller Group on the one hand and the Purchaser and the relevant Designated Purchasers on the other hand, substantially in the form as attached hereto as Annex 23.3.2, subject only to those amendments as may be required by applicable law.

23.3.3
Between the Signing Date and the Closing Date, the Parties shall cooperate and work together in good faith to identify the services to be provided pursuant to Article 23.3.1 and to finalize the respective Transitional Service Agreements.

23.4	Other Cooperation
Seller shall and shall procure that the Local Sellers use Reasonable Best Efforts to collect all Assumed Contracts and provide true and complete copies thereof to Purchaser, to the extent and as soon as permitted by applicable law. To the extent necessary under applicable law, the Parties will liaise to put in place suitable arrangements how to collect and store such Assumed Contracts.
Promptly after the Signing Date and upon Purchaser’s selection of the title insurance company with respect to the Transferred Real Property, Seller shall undertake to provide such title insurance company with available evidence of Seller’s or Local Seller’s existing title to the Transferred Real Property. Seller shall otherwise fully cooperate with, assist and facilitate the title insurance company’s work in connection with the transfer of the Transferred Real Property to Purchaser or a Designated Purchaser, when and as requested by Purchaser or a Designated Purchaser or the title insurance company.
Promptly after the Signing Date and upon Purchaser’s selection of a surveyor with respect to the Transferred Real Property, Seller shall undertake to fully cooperate with, assist and facilitate the surveyor’s work in connection with the transfer of the Transferred Real Property to Purchaser or a Designated Purchaser and the preparation of an ALTA survey certified to Purchaser or a Designated Purchaser.

23.5	Support Agreement
Where Seller and/or any of its Affiliates for the time after Closing may need certain support for ultimately ramping down its earlier Business and processing the litigation which in accordance with this Agreement it retained, Purchaser shall be obliged to support Seller and its Affiliates upon request in the operation and/or ramp down of such remaining business based on a support agreement to be entered into prior or on Closing materially in the form reasonably agreed to by the Parties ("Support Agreement"), such Support Agreement to mirror the terms and conditions applicable to Seller's provision of transitional services in accordance with the Transitional Services Agreement.

23.6	Transfer of Payments
From and after the Closing Date, each Party shall on the 1st Business Day of each month, forward to the other Party in the respective currency by wire transfer into Seller's Bank Account or any other bank account of Seller denominated by Seller or Purchaser's Bank Account, as the case may be, any payments received by such Party and/or any of its

Affiliates, which are to the knowledge of the Party economically attributed to the respective other Party and/or any of its Affiliates pursuant to the terms of this Agreement.
"Purchaser's Bank Account" shall mean the bank account of Purchaser identified to Seller in writing from time to time.It is understood that Seller and Purchaser shall pay and receive any payments made by or to them by the respective other Party in accordance with this Article 23.6 for themselves (where such payments are economically attributed to them) and on behalf of their relevant Affiliates with discharging effect (where such payments are economically attributed to the respective Affiliates). Seller and Purchaser shall remit any payments received on behalf of an Affiliate to such Affiliate.

23.7	No Financing by Seller
With effect as of the Closing neither Seller nor any of Seller’s Affiliates shall have any obligation to provide any financing (including, but not limited to, hedging) to the Business. The Intragroup Financing currently in existence between ITH and the respective Affiliate of Seller shall be terminated with effect prior to the Effective Date.
Article 24    Compensation for Contract Risk

24.1	Customer Breach Costs
Internal and external costs, including payment obligations to customers, free work, accounts receivable credits and customer settlements (collectively, "Customer Umbrella Costs"), which Purchaser or the relevant Designated Purchaser reasonably incurred (i) to satisfy substantiated claims of a customer, and (ii) which have been raised by the customer under any of the Assumed Contracts with customers in respect of a lack of performance by Seller (or the relevant Local Seller) prior to the Effective Date, and which exceed the amount, if any, accrued in respect of such claim in the Working Capital Statement shall be "Customer Breach Costs".

24.2	Pre-Acceptance Cost Over-runs on Project Implementation Costs
Customer Umbrella Costs which Purchaser or the relevant Designated Purchaser reasonably incurred in the implementation of any project which (i) related to work reasonably required to be performed in the Ordinary Course of Business to obtain customer acceptance of a project ("go live"), (ii) are in connection with a project which was contracted by Seller or a Local Seller prior to the Effective Date, (iii) the customer under the relevant Assumed Contract is not obligated to pay for, (iv) which are in excess of the work budgeted at the time the implementation budget for the project had been set, (v) which have not been accrued for in the Working Capital Statement, and (vi) which are traceable to actions taken, decisions made, or were inherent in the Business before the Effective Date are "Pre-Acceptance Cost Over-runs on Project Implementation Costs".

24.3	Post-Acceptance Project Cost Over-runs on Project Execution Costs
Customer Umbrella Costs which Purchaser or the relevant Designated Purchaser reasonably incurred in the execution of any project within a period of eighteen (18) months after the Effective Date, which (i) have not been specifically accrued for in the Working Capital Statement and which have not been budgeted for in the relevant project budget for remedial work which (ii) relate to work which has been requested by a customer in writing, (iii) is reasonably required to be performed under an Assumed Contract in the Ordinary Course of Business to address performance issues of the relevant systems which are traceable to actions taken, decisions made, or were inherent in the Business prior to the Effective Date, and (iii) the customer under the relevant Assumed Contract is not obligated to pay for are "Post-Acceptance Cost Over-runs on Project Execution Costs".

24.4	Claims of Purchaser
Seller shall pay to Purchaser or, if so directed by Purchaser, to the relevant Designated Purchaser an amount equal to 2/3 of any Customer Breach Costs, any Pre-Acceptance Cost Over-runs on Project Implementation Costs and any Post-Acceptance Cost Over-runs on Project Execution Costs up to a total amount of EUR 67,000,000.00 (in words: Euro sixty-seven million). Notwithstanding anything in this Agreement to the contrary, any claims under this Article shall be time-barred (verjähren) three (3) years after the Effective Date.

24.5	Process for Claims

24.5.1
Every claim for payment under Article 24.4 shall be notified by Purchaser to Seller in accordance with Article 27.4 and shall be accompanied by reasonably available documentation and evidence justifying the amount of the relevant cost.

Any invoice shall be accompanied by (i) the initial budget for the project (as submitted by Seller to Purchaser as part of the Books and Records), (ii) a revised budget for the project, and (iii) a statement of the actual costs incurred to the date of such invoice. In connection with any claims relating to Customer Umbrella Costs of EUR 500,000.00 (in words: Euro five hundred thousand) or more, the revised budget shall be accompanied by either a written confirmation of Purchaser's auditor, or an opportunity for Seller to meet with Purchaser and its auditor to confirm, in each case, that the budget presented reflects the accounting treatment of such project in the accounts of the Purchaser.

24.5.2
With respect to claims made by Purchaser under Article 24.4 Seller shall be entitled to independently determine whether the claim raised and amount claimed complies with the provisions of Article 24.4. Purchaser and the

Designated Purchasers shall ensure that Purchaser and the Designated Purchasers assist Seller, its Affiliates and their respective representatives and advisors as requested from time to time, including by providing such supporting documentation as Purchaser shall reasonably request, in investigating claims for payment under Article 24.4.

24.5.3
In the event that Seller concludes that the amounts claimed were not accurately computed, Seller shall notify Purchaser thereof in writing and shall specifically enumerate the items and calculations objected to. Upon receipt of such objection, Seller and Purchaser shall promptly seek to resolve in good faith the disagreement regarding the items and calculations objected to by Seller. If after a period of ten (10) Business Days following the date on which Seller has notified its disagreement, the Parties cannot find an agreement, either of the Parties shall be entitled to submit the remaining dispute to the Expert who shall act as an expert arbitrator (Schiedsgutachter) within the meaning of Sec. 317 BGB. The Parties shall cooperate with and provide the Expert with all necessary documents and information as soon as possible and shall instruct the Expert to render its decision as promptly as practicable in accordance with the terms set forth in this Article 24.5 and limited to the objections raised by Seller in its written notice of objection; the decision of the Expert must not fall beyond or outside the respective positions taken by the Parties. The Expert shall grant Seller and Purchaser the opportunity to state their points of view. The Expert shall submit its decision and its reasoning in writing to Seller and to Purchaser, and its decision shall be binding on the Parties. The Expert's fees shall be borne by the Parties in accordance with Secs. 91 et seq. ZPO. Upon delivery of the Expert’s decision, Seller promptly shall make any payments in respect of the disputed claims in accordance with such decision.

Article 25    Right of First Refusal regarding i.s.h.med Business

25.1	SAP Agreements and related obligations
The Parties acknowledge that pursuant to the SAP Agreements Seller has granted to SAP AG, Walldorf ("SAP") a right of first refusal ("Right of First Refusal") and a right of last offer ("Right of Last Offer") in respect of certain software relating to the i.s.h.med Business ("i.s.h.med Product Rights"). The Parties shall co-operate with each other with a view of either obtaining the SAP Waiver or selling the i.s.h.med Business to SAP and setting up a mutually agreeable arrangement as to the future of the i.s.h.med Business.

25.2	Right of First Refusal, Right of Last Offer
Seller has offered the i.s.h.med Business to SAP in accordance with the SAP Agreements in May 2014. If SAP accepts such offer and agrees to acquire the i.s.h.med Business from Seller, Seller shall be permitted to sell and transfer the i.s.h.med Business to SAP and all assets, liabilities, contracts and employees constituting the i.s.h.med Business shall be excluded from this Transaction. Seller shall regularly inform Purchaser of the general status of any discussions with SAP and shall, if Seller agrees to sell the i.s.h.med Business to SAP notify Purchaser thereof without undue delay.

25.3	i.s.h.med LATA
If the SAP Waiver has not been obtained by October 1st, 2014 and unless Seller and SAP have at that time already agreed a sale of the i.s.h.med Business to SAP, without undue delay after October 1st, 2014 Seller and the Designated Local Purchaser for the Business in Germany shall enter into the i.s.h.med local asset transfer agreement in the form mutually agreed to by the Parties forthwith but at the latest by 15 September 2014 and including the following provisions:

25.3.1	a purchase price of EUR 60,000,000.00 (in words: Euro sixty million);

25.3.2	a purchase price adjustment based on deviation of the Working Capital as of the Effective Date from a target Working Capital of USD Zero;

25.3.3	appropriate covenants and representations and warranties and related remedies as stipulated hereunder and as applicable to the i.s.h. med Business;

25.3.4	closing conditions that all required cartel approvals have been met and that the conditions for closing under the Agreement have been met;

25.3.5	provisions addressing the potential exercise by SAP of its Right of Last Offer; and

25.3.6
such other provisions as are required to reflect the sale of the i.s.h.med Business as included in this Transaction to a separate buyer under equivalent terms and conditions, including the respective Site Covenant (limited to Berlin) and Employment Covenant pursuant to Article 20.3 and Article 20.4, as applicable.

Seller shall submit the duly executed i.s.h.med LATA to SAP to comply with its obligations in respect of the Right of Last Offer. If SAP exercised its Right of Last Offer, the i.s.h.med Business shall be excluded from this Transaction.

25.4	Exclusion of i.s.h.med Business
In the event that the i.s.h.med Business is excluded from the Transaction in accordance with Articles 25.2 or 25.3, all provisions of this Agreement shall apply as if the i.s.h.med Business would have been excluded from the Transaction as of the Signing Date (including, for the avoidance of doubt in respect of the covenants and the representations and warranties given in respect of the Business) and, in particular, the following shall apply:

25.4.1	The definition of "Business" shall be read so as to exclude the i.s.h.med Business, and all references to the "Business" in this Agreement shall be interpreted accordingly;

25.4.2	The Base Purchase Price pursuant to Article 15.1.1 shall be reduced by EUR 60,000,000.00 (in words: Euro sixty million);

25.4.3	The target amount of the Working Capital pursuant to Article 15.1.2 shall remain unaffected; and

25.4.4	Annex 8.1.1(i)-(iii) (Transferred Registered IPR) and Annex 8.4 (Transferred Domains) shall be read so as to exclude any item which is marked as relating to the i.s.h.med Business.
Article 26    Termination; Effect of Termination

26.1	Termination
This Agreement may be terminated at any time prior to the Closing:

(a)	by mutual written consent of the Seller and the Purchaser;

(b)
by Seller or Purchaser in writing at any time prior to the Closing if the Closing has not occurred prior to 11:59 pm Central Europe Time on 30 September 2015 ("Drop Dead Date") provided that the right to terminate this Agreement pursuant to this Article 26 shall not be available to any Party whose failure to fulfill any obligations of its arising from this Agreement shall have been the cause of, or shall have resulted in, the non-fulfillment of any closing condition to be satisfied prior to the Drop Dead Date and further provided that in the event that any Governmental Authority is not willing to grant the necessary approvals, consents or permits in respect of the Transactions, and the Purchaser litigates, pursues or defends any Action or Proceeding challenging any of the Transactions as violative of any applicable laws in accordance with Article 14.4, the Drop Dead Date shall, unless otherwise agreed by the Parties, extend until three (3) months after such dispute has been finally determined;

(c)
by Seller or Purchaser if any of the conditions to such Party’s obligations to perform set forth in Article 14.1 or Article 14.2, as applicable, becomes incapable of fulfillment; provided, however, that a Party may not seek termination pursuant to this Article 26.1(c) if such condition is incapable of fulfillment due to the failure of such Party to perform the agreements and covenants contained herein required to be performed by such Party or such Affiliate at or before the Closing;

(d)
by either Seller or Purchaser if any Governmental Authority of competent jurisdiction shall have issued an Order or taken any other action restraining, enjoining or otherwise prohibiting the Transactions and such Order or other action shall have become final and non-appealable.

Following Closing, neither Party shall have the right to terminate, withdraw from or rescind this Agreement, to the extent permitted by law.

26.2	Effect of Termination
If this Agreement is terminated in accordance with Article 26.1, such termination shall be without any further obligation and liability of either Party to any other Party of this Agreement; provided however that if the failure to fulfil any obligation pursuant to this Agreement leads to a termination by the other Party, such Party shall be entitled to claim damages as a result of such Party’s obligations hereunder.

26.3	Survival
The provisions of Article 27 shall survive any termination of this Agreement pursuant to this Article 26.
Article 27    Miscellaneous

27.1	Costs, Transfer Taxes and Expenses
The fees for any notarization of this Agreement and/or any other Transaction Document as legally required, all costs, fees and expenses resulting from the merger control proceedings as well as all transfer, stamp, documentary, sales, use, registration, value-added (excluding EU VAT) and other similar Taxes (including all applicable real estate transfer Taxes) incurred in connection with the Transaction Documents and the Transactions ("Transfer Taxes") shall be shared equally by Purchaser (or the relevant Designated Purchaser) and Seller (or its Affiliates) to the extent that Transfer Taxes are not creditable or refundable. The Party primarily responsible under applicable law shall pay, and at such Party’s own expense, shall file all necessary Tax Returns and other documentation with respect to all such Transfer Taxes, and, if required by applicable law, the applicable non-filing Parties will join in the execution of any such Tax Returns and other documentation. Apart there from, each Party shall bear its own costs and taxes and the costs of its advisors connected with, or resulting from, the execution and consummation of this Agreement except as otherwise provided in this Agreement. Seller shall be responsible for and shall promptly pay when due all Property Taxes levied with respect to the Entire Transferred Assets attributable to the Pre-Effective Date Tax Period. All Property Taxes levied with respect to the Entire Transferred Assets for the Straddle Period shall be apportioned between Purchaser and Seller based on the number of days of such Straddle Period included in the Pre-Effective Date Tax Period and the number of days of such Straddle Period included in the Post-Effective Date Tax Period. Seller shall be liable for the proportionate amount of such Property Taxes that is attributable to the Pre-Effective Date Tax Period, and Purchaser shall be liable for the proportionate amount of such Property Taxes that is attributable to the Post-Effective Date Tax Period. Upon receipt of any bill for such Property Taxes, Purchaser or Seller, as applicable, shall present a statement to the other setting forth the amount of reimbursement to which each is entitled under this Article 27.1 together with such supporting evidence as is reasonably necessary to calculate the proration amount. The proration amount shall be paid by the Party owing it to the other within ten (10) Business Days after delivery of such statement. In the event that Purchaser or Seller makes any payment for which it is entitled to reimbursement under this Article 27.1, the applicable Party shall make such reimbursement promptly but in no event later than ten (10) Business Days after the presentation of a statement setting forth the amount of reimbursement to which the presenting Party is entitled along with such supporting evidence as is reasonably necessary to calculate the amount of reimbursement. Seller shall promptly notify Purchaser in writing upon receipt by Seller of notice of any pending or threatened Tax audits or assessments relating to the income, properties or operations of Seller that reasonably may be expected to relate to or give rise to any Encumbrance on the Entire Transferred Assets or the Business.

27.2	Amendments
Changes, modifications, supplements, amendments and waivers to this Agreement shall be valid only if made in writing and signed by the Parties, unless a stricter form is required by law. This shall also apply to any change of this Article 27.2.

27.3	Confidentiality

27.3.1
Each Party ("Receiving Party"), which has received, whether before or after the Signing Date, Confidential Information from the other Party ("Disclosing Party") shall, and shall cause its Affiliates to, without limitation in time,

(a)
exercise the same degree of care with respect to maintaining the confidentiality of any Confidential Information in any of their possession that such Receiving Party exercises with respect to its own Confidential Information, but in no event less than a reasonable degree of care;

(b)	not disclose the Confidential Information to any other Person other than with the prior written consent of the Disclosing Party or in accordance with Article 27.3.2; and

(c)	not use the Confidential Information for any purpose other than the performance of its obligations under this Agreement.
The non-disclosure agreement entered into between the Parties dated as of 19 December, 2013 shall be superseded by this Article 27.3 and be terminated at the Signing Date.
In relation to Confidential Information about the Business, the obligations contained in this Article 27.3.1 shall apply to the Purchaser only until the Closing Date and such Confidential Information about the Business shall apply to Seller and its Affiliates from and after the Closing Date; it being acknowledged that such Confidential Information about the Business will belong to Purchaser following the Closing Date.

27.3.2	The Receiving Party may disclose Confidential Information

(a)
to its or its Affiliates' directors, officers, employees, agents or professional advisors ("Information Recipient") to the extent that it is, in the discretion of the Receiving Party, reasonably necessary for the purposes of the consummation of the Transactions; in such case, the Receiving Party shall permit the Information Recipients to have access to the Confidential Information only if they are bound by the same restrictions with respect to such information as apply to the Receiving Party hereunder or, in case of advisors, they are subject to a professional duty of confidentiality;

(b)
if it is required by law or applicable regulations, by a valid order of a court or a Governmental Authority or by any rule of any stock exchange or listing authority; in such case, the Receiving Party shall as promptly as reasonably practicable inform the Disclosing Party thereof and shall cooperate with the Disclosing Party to limit or avoid such disclosure; or

(c)	the disclosure or use is required for the purpose of any judicial proceedings arising out of this Agreement or any other agreement entered into under or pursuant to this Agreement.

27.3.3	The obligations contained in Articles 27.3.1 and 27.3.2 shall not apply to any Confidential Information which:

(a)	is at the Signing Date or at any time thereafter comes into the public domain other than through breach of this Agreement by the Receiving Party or any Information Recipient;

(b)	can be demonstrated by the Receiving Party to have been known to the Receiving Party or the Information Recipient prior to it being disclosed by the Disclosing Party to the Receiving Party; or

(c)	subsequently comes lawfully into the possession of the Receiving Party from a third party not bound by any obligations of confidentiality with respect to such information.

27.3.4
In the event the Transaction is not consummated, upon the request of the Disclosing Party, the Receiving Party hereto will, and will cause its Affiliates and their respective representatives and advisors to, promptly (and in no event later than five (5) Business Days after such request) return or cause to be returned all copies of documents and information, furnished by the Disclosing Party in connection with this Agreement or the transactions contemplated hereby, except for one (1) copy that may be retained by each advisor to the Receiving Party for the files which they are required to keep in their capacity as professional advisors and which shall be kept strictly confidential.

27.3.5
The Parties have agreed on the form of separate written press releases to be issued by each Party without undue delay following the signing of this Agreement. Except for such press release and the release of information (i) permitted under the terms of this Agreement, or (ii) otherwise authorized by the other Party in writing, the Parties shall not issue any press release or make any other public announcement relating to the contents of this Agreement and of the Transactions; provided, however, that any Party and any of their respective Affiliates may make any public disclosure it believes in good faith is required by applicable Law or any listing or trading agreement concerning its publicly traded securities (in which case the disclosing Party or Affiliate will use commercially reasonable efforts to advise the other Party prior to making the disclosure).

27.4	Notices
All notices, requests, claims, demands or other communications required or permitted to be given hereunder shall be in writing and may be delivered by hand, by air mail, by internationally recognized private courier (for delivery in no fewer than two (2) Business Days with return receipt requested), or by facsimile (with a copy sent by another means specified herein). Except as provided otherwise herein, notices delivered by hand shall be deemed given upon receipt; notices delivered by air mail shall be deemed given five (5) Business Days after being deposited in the mail system, postage prepaid with return receipt requested; notices delivered by internationally recognized private courier shall be deemed given upon receipt; and notices delivered by e-email or facsimile shall be deemed given twenty-four (24) hours after the sender’s receipt of confirmation of successful transmission. All such notices, requests, claims, demands or other communications shall be addressed as follows:
To Seller:
Siemens Aktiengesellschaft
CD MAP PCM
Attention: Mr. Roland Meinzer
Senior Vice President
St.-Martin-Str. 76
81541 München
Germany
E-mail: roland.meinzer@siemens.com
Fax: +49 (89) 636-32108

In each case with a copy to:
Siemens Aktiengesellschaft
L C&F MAC I&H
Attention: Mr. Christoph Scholz
Werner-von-Siemens Straße 50
91052 Erlangen
Germany
E-mail: christoph.scholz@siemens.com
Fax: +49 (9131) 7-28340

To Purchaser:
Cerner Corporation
2800 Rockcreek Parkway
North Kansas City, Missouri 64117
USA
Attn:    Chief Financial Officer

Email: mnaughton@cerner.com
Fax:    +1 (816) 571-1989
In each case with a copy to:
Cerner Corporation
2800 Rockcreek Parkway
North Kansas City, Missouri 64117
USA
Attn:    Chief Legal Officer
Email: rsims@cerner.com
Fax:    +1 (816) 571-2556
In each case with a copy to (which shall not constitute notice):
Latham & Watkins LLP
355 South Grand Avenue
Los Angeles, CA 90071-1560
USA
Attention: James Beaubien
E-mail: james.beaubien@lw.com
Fax: +1.213.891.8763
And
Latham & Watkins LLP,
Königsallee 92a
40212 Duesseldorf
Germany
Attention: Dr. Harald Selzner
E-mail: harald.selzner@lw.com
Fax: +49.211.8828.4699
or to such other address as any Party shall have designated by written notice to the other parties from time to time. A change in the Person or legal entity or address of the above addressees shall be effective for the other Party only following the receipt of a written notification as to such change.

27.5	Late Payment
In case any Party is in default (Verzug) with any payment to be made under this Agreement, the Party in default shall pay to the other Party a default interest on late payment at an interest rate of USD LIBOR plus 5 % p.a.

27.6	Assignment
Any rights and obligations arising out of or in connection with this Agreement may be assigned only with the consent of the other Party. Such consent shall be granted in case the assignment is part of a restructuring of the health care business of Seller; provided, however, that Purchaser may, without obtaining the prior written consent of Seller, assign its rights or delegate any of its obligations under this Agreement or any Local Transfer Agreement to any Affiliate or Subsidiary of Purchaser; provided further that Purchaser shall, in each case, remain obligated for performance of such obligations. Similarly, Seller may assign part of its obligations under this Agreement or any Local Asset Transfer Agreement in connection with any restructuring of the health care business of Seller; provided, that Seller shall remain obligated for performance of such obligations. In case that either Party has assigned its rights to any Affiliate or Subsidiary in accordance with the foregoing sentence and subsequently the assignee ceases to be an Affiliate of Subsidiary of such Party, the Party shall procure that the assignee reassigns such rights with effect as of the date on which the change of control becomes effective.

27.7	Entire Agreement
This Agreement (together with the Local Asset Transfer Agreements) and all the other documents and agreements referenced herein constitutes the full understanding of the Parties with respect to the Transactions and supersedes any and all prior negotiations and agreements between the Parties made prior to the date hereof, whether written or oral, that may exist between the Parties with respect thereto.

27.8	Parties in Interest
This Agreement shall inure to the benefit of the Parties (including, with respect to Purchaser, the Designated Purchasers) and the respective successors only (i.e., no third party beneficiary), unless specifically provided for in this Agreement. No provision of this Agreement or any ancillary agreement shall be deemed to otherwise confer upon any other third parties any remedy, claim, liability, reimbursement, claim of action or other right in excess of those existing without reference to this Agreement. If and to the extent this Agreement applies to the benefit of a third party, the Parties shall nevertheless be permitted to terminate, alter or amend this Agreement without the consent of such third party beneficiary regardless of whether its legal position is affected thereby.
The Parties hereby acknowledge and agree that the Designated Purchasers are third party beneficiaries in respect of Article 17 and claims resulting from a Breach, provided, however, any such claim of a Designated Purchaser against Seller may only be raised and legally enforced by Purchaser and the Parties undertake to procure that this will be irrevocably acknowledged by any such Designated Purchaser within the respective Local Asset Transfer Agreements.

27.9	Severability
In the event that any provision of this Agreement or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other Persons or circumstances will be interpreted so as reasonably to effect the intent of the Parties. Further, the Parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

27.10	Further Assurances
From time to time, as and when requested by a Party, the other Party shall, and shall cause its Affiliates to, at the requesting Party’s expense (except as otherwise expressly provided in this Agreement), execute such transfer documents (including such instruments of assignment as may be necessary in order to properly effect the transfer of the Transferred Assets) and take such further actions as may be reasonably required to carry out the provisions hereof and consummate and evidence the Transactions, including executing and delivering or causing to be executed and delivered to such Party such transfer documents as such Party or its counsel may reasonably request as necessary for such purpose.

27.11	Conflicts
In the event of a conflict between any provision of this Agreement and a provision of an Annex or any provision of a transfer document, the provisions of this Agreement shall prevail and control to the extent permitted by applicable law unless such Annex or transfer document expressly provides otherwise with reference to this Article 27.11; provided, however, if applicable law does not permit this Agreement to control, then the transfer document shall prevail and control.

27.12	No Negotiation
From and after the Signing Date until the earlier of the Closing or the termination of this Agreement, Seller shall not, and shall ensure that none of its Affiliates (including any Local Seller) and no representative of Seller or any of its Affiliates shall, directly or indirectly: (i) discuss, solicit, facilitate or encourage the initiation of any inquiry, proposal or offer from any Person (other than Purchaser and its Affiliates) relating to a possible Acquisition Transaction; (ii) participate in any discussions or negotiations or enter into any agreement with, or provide any non‑public information to, any Person (other than Purchaser and its Affiliates) relating to or in connection with a possible Acquisition Transaction; or (iii) encourage or accept any proposal or offer from any Person (other than Purchaser and its Affiliates) relating to a possible Acquisition Transaction. Seller shall promptly (and in any event within 24 hours of receipt thereof) notify Purchaser in writing of any credible inquiry, proposal or offer relating to a possible Acquisition Transaction (including the identity of the Person making or submitting such inquiry, proposal or offer, and the terms thereof) that is received by Seller, its Affiliates or any representative of such. For purposes of this Article 27.12, "Acquisition Transaction" means any transaction with an unrelated Person involving the sale, license, disposition or acquisition of all or a substantial portion of the Business or Entire Transferred Assets. The foregoing clause does not apply to Seller's discussion with SAP.

27.13	Updates to Annexes
Seller shall provide Purchaser, within sixty (60) days following the Signing Date, revised Indicative Annexes to reflect such additional information applicable to such Annex (such Annexes the “Updated Indicative Annexes”).

27.13.2
Within sixty (60) days after the Signing Date, Seller shall deliver to Purchaser Annexes setting forth true, correct and complete lists (i) of all of the Permits (other than those which are immaterial and automatically transferred in the course of the Transaction), (ii) of the insurance coverage currently available for the benefit of the Business, (iii) of all material Employee Plans for all countries (rather than just US and Germany provided on Annex 17.2.16(a)), and (iv) of licenses to Transferred Commercial Software Products (Annex 17.2.11(b)-2).

27.13.3
Seller shall cooperate with Purchaser in responding to Purchaser’s questions regarding the documents, agreements or other information that Seller lists or advises Purchaser that it intends to list on the Updated Indicative Annexes and disclose promptly to Purchaser all documents, agreements or other information.

27.13.4
Seller and its Affiliates covenant and agree to deliver at least ten (10) Business Days prior to the Closing Date all schedules or other information that will be required to be reflected on each Local Asset Transfer Agreement.

27.13.5
If any information set forth on the Updated Indicative Annexes is inconsistent with any of the Seller’s representations and warranties in Article 17 as of the Signing Date such information shall not be taken into account, or in any way limit Purchaser’s indemnification rights with respect to such inconsistencies in accordance with Article 18 hereof.

27.14	Insurance
From and after the Effective Date for a period of three (3) years, Seller shall (i) use its Reasonable Best Efforts, at Purchaser’s request, to assert claims on behalf of Purchaser or the Designated Purchasers for any loss, liability or damage that occurred prior to the Closing Date, identified by Purchaser with respect to the Business, the Entire Transferred Assets and/or the Assumed Liabilities under Insurance Policies with third-party insurers arising out of insured incidents to the extent that the terms and conditions of any such Insurance Policies and agreements relating thereto so allow and (ii) forward any compensation received from the third-party insurer under such Insurance Policy as soon as reasonably possible to the Purchaser or the respective Designated Purchaser. In addition, Seller shall use its Reasonable Best Efforts to (i) procure that with effect not later than the Effective Date, Purchaser and the Designated Purchasers are named as additional insured under such Insurance Policies, and, if applicable, will provide Purchaser written evidence that Purchaser and the Designated Purchasers have been so named, and (ii) obtain the written consent of insurers under such Insurance Policies to allow Seller to pursue insurance claims under the Insurance Policies on behalf of Purchaser and the Designated Purchasers as contemplated by this Article 27.14, and, if applicable, will provide Purchaser with a copy of each such consent. Purchaser shall, for the avoidance of doubt, on its own behalf provide for customary insurance coverage from and after the Effective Date for the Business.
Article 28    Governing Law, Dispute Settlement

28.1	Applicable Law
This Agreement shall be governed by, and construed in accordance with, the laws of the Federal Republic of Germany excluding the United Nations Convention on Contracts of International Sale of Goods and the provisions of German private international law.

28.2	Dispute Settlement

28.2.1	Negotiations
If a dispute arises in connection with this Agreement, the Transactions, the Local Transfer Agreement or the other documents and agreements contemplated hereby, the responsible representatives of the Parties shall attempt, in fair dealing and good faith, to settle such dispute. Upon request of either Party, a senior management representative of each Party shall participate in the negotiations. Each Party shall be entitled to terminate these negotiations by notification to the other Party at any time.

28.2.2	Arbitration

(a)
All disputes arising out of or in connection with this Agreement, the Transactions, the Local Transfer Agreement or the other documents and agreements contemplated hereby shall be finally settled under the Rules of Arbitration of the International Chamber of Commerce (the "Rules") by three arbitrators in London, England. Judgment on the award rendered by the panel of arbitrators shall be binding upon the Parties and their Affiliates and may be entered in any court having jurisdiction thereof. Seller shall nominate one arbitrator and Purchaser shall nominate one arbitrator. The arbitrators so nominated shall jointly nominate the third arbitrator within two (2) weeks following the confirmation of both Party-nominated arbitrators. If the Party-nominated arbitrators cannot agree on the third arbitrator, then such third arbitrator shall be selected as provided in the Rules. The place of the arbitration and all hearings and meetings shall be London, England, unless the Parties otherwise agree. The arbitrator shall apply the governing Law as set forth in this Agreement. The language of the arbitral proceedings shall be English. Each party to the arbitration shall bear its own attorney’s fees and expenses in connection with any arbitral proceedings and the arbitrators shall include attorney’s fees or expenses in any award to the prevailing party.

(b)
No arbitration pursuant to this Article 28.2.2 shall be commenced until the Party or Affiliate thereof intending to request arbitration has first given notice of its intent to the other Party of its intent to terminate negotiations under Article 28.2.1.

(c)
The provisions of Article 28 shall not be construed as prohibiting any Party or Affiliate thereof from applying to any court of competent jurisdiction for such injunctive or other provisional relief as may be necessary to protect such Party or its Affiliate from irreparable harm or injury or to preserve the status quo pending resolution of a dispute.

28.2.3	Agent for Service of Process
Purchaser hereby appoints as its agent for service of process in Germany (Zustellungsbevollmächtigter) Cerner Deutschland GmbH, Cunoweg 1, 65510 Idstein, Germany for all legal or arbitral proceedings involving Purchaser arising out of or in connection with this Agreement. Purchaser agrees that any document relating to such proceedings may be effectively served on it, respectively, by service on its agent for service of process. The afore-described agency shall only terminate upon appointment of another individual as agent for service of process domiciled in Germany and reasonably acceptable to Seller. The appointment of the new agent for service of process and the termination of the current agent for service of process shall only become effective if and when notified to Seller in writing by Purchaser.

A certified copy of this deed shall be sent to each of:

-    The Parties,
-    Latham & Watkins LLP, Königsallee 92a, 40212 Duesseldorf,
-    Clifford Chance Deutschland LLP, Theresienstraße 4-6, 80333 Munich,

This Deed was read aloud to the persons appearing, approved by them and signed by them and the acting Notary in their own hands on 5 August 2014 as follows:

 Annex A
Definition of the Business

Seller operates, directly and indirectly through its Affiliates, the business of hospital information systems solutions, departmental solutions, healthcare information exchange solutions (HIE), Care/Population Management solutions and archiving solutions, including all pertaining products, services and reselling, as organized in and reported under its Healthcare Customer Solutions Health Services (H CX HS) business unit which comprises in particular the software solutions, products and services and the dedicated software development and technology resources described below (collectively, the "Business").

Software solutions:

(1)	US focused Software solutions
Soarian Financials, Soarian Clinicals, Ambulatory, EDIS, Pharmacy/Med Administration Check (incl. Invision/MS4), Critical Care/Enterprise Connectivity, Patient Identification Check (PIK), ePrescribing, ExitCare, Novious®Lab, Soarian Scheduling, Physician Revenue Management, Contract Modeling, Enterprise Document Management/ Health Information Management, Soarian Enterprise Connectivity, Healthcare Intelligence, Heathcare Data Exchange (HDX), Mobile MD, CareXcell, INVISION Patient Accounting/General Financials, INVISION Clinicals, MS4 Financials, MS 4 Clinicals, MS4 GFS, Signature, Eagle Financials, OpenLink, Soarian Enterprise Decision Support, Advanced Interoperability Service.

(2)	Non-US focused Software solutions
Soarian Clinicals, Soarian Scheduling, i.s.h.med (including IS-H and SAP ERP reselling), i.c.m.health, medico, medico Management Explorer, Doculive, Melior, Obstetrix, Selene, Aurora, Unified Information Management (incl. Sense (HIE), syngo share, ProAct, Soarian Health Archieve), Soarian Medsuite, Clinicom, Sorian Health Archive, Sorian Integrated Care, Soarian OR.

Pertaining services:
All services pertaining to the described Software solutions, such as, managed services/ ITO outsourcing, consulting services and hosting/datacenter services.

Shared Services:
All dedicated software development and technology resources to the described software solutions reported under CTDC in India, Slovakia and Romania.

Non-Business activities:
For the avoidance of doubt, the Business does not comprise information technology solutions for Seller’s

(i)	non-healthcare business;

(ii)
Sector Healthcare Diagnostics Division: in particular: In-vitro diagnostics business, which include laboratory middleware, point of care middleware, laboratory process management solutions, laboratory inventory management solutions, laboratory decision support systems, remote monitoring solutions, customer training solutions and integration of these solutions into IT products, and workflow optimization solutions;

(iii)
Sector Healthcare Imaging Division: all Healthcare IT solutions and any departmental IT solutions, applications and services belonging to that division particular all syngo based products, solutions, services and archiving solutions (except syngo share);

(iv)	Sector Healthcare Clinical Products Division: all IT solutions, applications and services belonging to that Division;

(v)
Sector Healthcare Customer Solutions Division: all non-HS IT solutions, applications and services belonging to the Customer Solutions Division particular all Customer Support IT solutions and services;

(vi)	Sector Healthcare Audiology Division: all IT solutions, applications and services belonging to that Division; and

(vi)	Sector Healthcare Corporate Functions: all internal IT solutions and services used within Sector Healthcare.

For the avoidance of doubt, the Business does not include its former activities in France, Japan and Greece which have either been sold or wound down and any liabilities and rights arising from the sales of these activities or residual rights and obligations arising out of or in connection with such activities do not form part of the Business.

Annex B
Definition of the i.s.h.med Business

Seller operates, directly and indirectly through its Affiliates, the business of hospital information systems solutions consisting only of the software solutions i.s.h.med (including IS-H and SAP ERP reselling) and i.c.m.health, including the respective research, development, marketing, sales, implementation and servicing as conducted in its locations in Berlin, Erlangen, Brasov, Vienna/Gmünd and The Hague (the "i.s.h.med Business").
The I.S.H.MED Business does also comprise the near-shore resources in Brasov, Romania, including its development, implementation and support functions.
For the avoidance of doubt, the i.s.h.med Business does not comprise information technology solutions for Seller’s:

(i)	non-healthcare business;

(ii)
Sector Healthcare Diagnostics Division: in particular: In-vitro diagnostics business, which include laboratory middleware, point of care middleware, laboratory process management solutions, laboratory inventory management solutions, laboratory decision support systems, remote monitoring solutions, customer training solutions and integration of these solutions into IT products, and workflow optimization solutions;

(iii)
Sector Healthcare Imaging Division: all Healthcare IT solutions and any departmental IT solutions, applications and services belonging to that division particular all syngo based products, solutions, services and archiving solutions (except syngo share);

(iv)	Sector Healthcare Clinical Products Division: all IT solutions, applications and services belonging to that Division;

(v)
Sector Healthcare Customer Solutions Division: all HS IT solutions, applications and services belonging to the Customer Solutions Division particular all Customer Support IT solutions and services, other than the I.S.H.MED Business;

(vi)	Sector Healthcare Audiology Division: all IT solutions, applications and services belonging to that Division; and

(vi)	Sector Healthcare Corporate Functions: all internal IT solutions and services used within Sector Healthcare.

Annex     1.1
Definitions
In this Agreement, the following terms shall have the meaning set opposite such term unless the context otherwise requires:

"Accounting Rules"	shall have the meaning as set forth in Article 16.3.
"Acquisition Transaction"	shall have the meaning as set forth in Article 27.12.
"Action or Proceeding"	means any action, suit, claim, hearing, proceeding or arbitration by any Person, or any investigation or audit by any Governmental Authority.
"Additional Employee"	shall have the meaning as set forth in Article 10.4.8.
"Adjustment Amount"	shall have the meaning as set forth in Article 16.7.
"Affiliate"
means a corporation, company, partnership or other entity in which a Party currently or at the relevant point of time holds directly or indirectly through one or more intermediaries a majority of the voting rights, or in which a Party directly or indirectly has the right to appoint or remove a majority of such entity's board of directors or other governing body, or directly or indirectly has the right to exercise a controlling influence over such entity, in particular by virtue of its articles of association or control agreement.

"Agreement"	means this Master Sale and Purchase agreement including all of its Annexes.
"Allocation"	shall have the meaning as set forth in Article 16.8.1.
"Antitrust Division"	shall have the meaning as set forth in Article 17.2.13.
"Applicable Employment Law"
means any applicable law relating to the employment and dismissal of employees and the engagement, use and termination of individuals other than employees who provide services (statutory law and case law), as well as contractual obligations both on an individual and a collective basis, including without limitation, collective bargaining agreements (Tarifverträge), works agreements (Betriebsvereinbarungen), agreements for the reconcilements of interests (Interessenausgleiche) and social plans (Sozialpläne).

"Assumed Contracts"	shall have the meaning as set forth in Article 4.1.
"Assumed Liabilities"	shall have the meaning as set forth in Article 6.1.

"Assumed Plans"
shall be the Employee Plans (i) that transfer in connection with the transfer of the Business Employees by operation of law or (ii) which Seller or the relevant Local Seller is legally obligated to transfer (however, with respect to Germany and India only where such obligation was disclosed to Purchaser prior to the Signing Date in the Data Room) to Purchaser or the relevant Designated Purchaser. For the avoidance of doubt, no Employee Plan applicable to Business Employees in the United States shall constitute an "Assumed Plan".

"Audited Financial Statements"	shall have the meaning as set forth in Article 14.5.
"Base Purchase Price"	shall have the meaning as set forth in Article 15.1.1.
"Basket"	shall have the meaning as set forth in Article 18.10.2.
"BGB"	shall mean the German Civil Code (Bürgerliches Gesetzbuch).
"Books and Records"	shall have the meaning as set forth in Article 3.1.5.
"Breach"	shall have the meaning as set forth in Article 18.1.
"Business"	shall have the meaning as set forth in clause (A) of the Preamble and Annex A.
"Business Day"	means any day on which the banks are open for business in Munich, Germany, London, United Kingdom and New York, United States of America.
"Business Employees"	shall have the meaning as set forth in Article 10.1.
"Business Field"	means activities of the Business to the extent these activities are conducted by the Business on the Closing Date.
"Business Leased Premises"	shall have the meaning as set forth in Article 9.2.1.
"Business Papers"
shall mean any business related documents (print or electronic) such as business stationery, business cards, business forms, e-mail signatures, delivery notes, invoices, purchase orders, offers, delivery conditions or other similar documents, but always excluding Material.

"Closing"	shall have the meaning as set forth in Article 14.1.
"Closing Date"	shall have the meaning as set forth in Article 14.6.
"Closing Date Actions"	shall have the meaning as set forth in Article 14.7.
"Closing Memorandum"	shall have the meaning as set forth in Article 14.9.
"CO"	shall have the meaning as set forth in Article 17.2.6(d).
"Code"	means the US Internal Revenue Code of 1986, as amended.

"Confidential Information"
means any proprietary or confidential information (including customer information, supplier information, product or application information, distribution techniques and practices, strategic plans) relating to the business of the Disclosing Party.

"Consent"
means any consent, approval, authorization, consultation, waiver, permit, grant, agreement, license, certificate, exemption, order, registration, declaration, filing or notice of, with or to any Person

"Contracts"	shall have the meaning as set forth in Article 4.1.
"Copyrights"	means any copyrights, including all rights in works of authorship, mask works, Software and databases, and any registrations or applications for registration of any of the foregoing.
"Core Business"	shall have the meaning as set forth in Article 20.6.1.
"Covered Products and Services"	shall have the meaning as set forth in Article 8.6.6.
"Current Employer"	shall have the meaning as set forth in Article 10.1.
"Customer Breach Costs"	shall have the meaning as set forth in Article 24.1.
"Customer Umbrella Costs"	shall have the meaning as set forth in Article 24.1.
"Customs Authorizations"	shall have the meaning as set forth in Article 11.2.
"Data Preservation Termination Date"	shall have the meaning as set forth in Article 22.2.
"Data Room"	means the virtual data room prepared by Seller, which was operated by Imprima initially and by Intralinks thereafter and accessible for Purchaser from 17 June 2014.
"De Minimis Amount"	shall have the meaning as set forth in Article 18.10.1.
"Designated Purchaser"	shall in each case be the respective Affiliate of Purchaser designated by Purchaser for acquiring all or parts of the Business by a Local Asset Transfer Agreement in lieu of Purchaser.
"Development Commitments"	shall have the meaning as set forth in Article 17.2.8(a)(viii)
"Disclosing Party"	shall have the meaning as set forth in Article 27.3.1.
"DOJ"	shall have the meaning as set forth in Article 14.3.1.
"Drop Dead Date"	shall have the meaning as set forth in Article 26.1(b).
"Effective Date"	shall have the meaning as set forth in Article 14.6.
"E-Mail Domain"	shall mean the domain "[●]@siemens.com".

"Employee Plans"
Means, to the extent applicable to the Business Employees (a) all employee benefit plans applicable to the Business Employees (within the meaning of Section 3(3) of ERISA whether or not subject to ERISA), (b) all other plans, policies, programs, practices or arrangements (whether written or oral) providing compensation or other employee benefits, and (c) all individual employment, retention, termination, severance or other similar contracts entered into with any Business Employee who receives annual base pay in excess of USD 100,000.00 (in words: one hundred thousand US Dollars) (the individual agreements referred to in clause (c), the "Individual Employment Agreements"), in each case pursuant to which Seller or its Affiliates currently have or could have any obligation or liability (actual or contingent) with respect to any Business Employee.

"Employee Sessions"	shall have the meaning as set forth in Article 10.4.7.
"Employment Matters"	shall have the meaning as set forth in Article 10.4.7.
"Encumbrance"
shall mean a lien, mortgage, deed of trust, deed to secure debt, security interest, hypothecation, assignment, pledge, or any other encumbrance of any kind, charge or transfer of, on or affecting an asset or any portion thereof, or any interest therein, including, without limitation, conditional sale agreement or other title retention agreement, any financing lease having substantially the same economic effect as any of the foregoing, the filing of any financing statement, a stock borrowing or lending. It being acknowledged, that any licenses granted in respect of IP do not constitute Encumbrances for the purpose of this Agreement.

"Entire Transferred Assets"	shall have the meaning as set forth in Article 3.1.
"Environmental Laws"
means any applicable international, federal, state, or local laws, statutes, ordinances, regulations, policies, guidance, rules, judgments, orders, court decisions, permits, restrictions and licenses which (i) regulates or relates to the protection or clean up of the environment; the use, treatment, storage, transportation, handling, disposal or release of Hazardous Substances, the preservation or protection of waterways, groundwater, drinking water, air, wildlife, plants or other natural resources; or the health and safety of persons or property; or (ii) impose any liability or responsibility with respect to any of the foregoing.

"Environmental Permit"	means any permit, license, consent, authorization or approval required under applicable Environmental Laws.

"Equity Based Instruments"	shall have the meaning as set forth in Article 10.12.
"Equity Payouts"	shall have the meaning as set forth in Article 10.12.
"ERISA"	means the Employee Retirement Income Security Act of 1974, as amended from time to time, and the rules and regulations promulgated thereunder.
"Estimated Pension Amount"	shall have the meaning as set forth in Article 15.2.
"Estimated Working Capital"	shall have the meaning as set forth in Article 15.2.
"EU VAT"	shall have the meaning as set forth in Article 15.4
"Excluded Assets"	shall have the meaning as set forth in Article 3.2.
"Excluded Contracts"	shall have the meaning as set forth in Article 4.2.
"Excluded Domains"	shall mean the Internet domain names that are exhaustively listed in Annex 8.12.5.
"Excluded Employee Liabilities"	shall have the meaning as set forth in Article 10.7.1.
"Excluded Liabilities"	shall have the meaning as set forth in Article 6.2.
"Expert"
The Expert shall mean Deloitte or any other accounting firm agreed between the Parties, or, if such an agreement cannot be reached within fifteen (15) Business Days after Deloitte is no longer able to act as the "Schiedsgutachter", determined by the Institute of Chartered Accountants in Germany (Institut der Wirtschaftsprüfer in Deutschland e.V.) who shall select one of the accounting firms PWC, Deloitte, Ernst & Young or KPMG, or in case all of these accounting firms are prevented or cannot be retained for any other reason, another independent accounting firm with an internationally recognized reputation.

"Export Licenses"	shall have the meaning as set forth in Article 11.2.
"Factual Services"	shall have the meaning as set forth in Article 4.4.
"Financial Information"	shall have the meaning as set forth in Article 17.2.2.
"Foreign Antitrust Laws"	shall have the meaning as set forth in Article 17.2.13.
"Frictional Costs"	shall have the meaning as set forth in Article 7.1.
"FTC"	shall have the meaning as set forth in Article 14.3.1.
"Fundamental Statements"	shall have the meaning as set forth in Article 18.10.

"FX"	shall have the meaning as set forth in Article 3.2.8.
"General Cap"	shall have the meaning as set forth in Article 18.11.
"Global Alliance Agreement"	shall have the meaning as set forth in Article 13.
"Going Concern Covenant"	shall have the meaning as set forth in Article 20.2.
"Going Concern Period"	shall have the meaning as set forth in Article 20.2.
"Government Divestitures"	shall have the meaning as set forth in Article 14.4.
"Governmental Authority"
shall mean any (a) nation, principality, state commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (b) national, prefectural, municipal, local, foreign or other government; (c) governmental or quasi-governmental authority of any nature (including any governmental division, subdivision, department, agency, bureau, branch, office, commission, council, board, instrumentality, officer, official, representative, organization, unit, body or entity and any court or other tribunal); (d) multi-national organization or body; or (e) Person or body exercising, or entitled to exercise, any executive, legislative, judicial, administrative, regulatory, police, military or taxing authority or power of any nature.

"Governmental Entity"	shall mean any federal, state or local government or any court, legislature, governmental agency or governmental commission or any judicial or regulatory authority of any government.
"Group Contracts"
shall mean all Contracts under which Seller or any of its Affiliates provides goods or services to the Business, (i) except for Contracts for the provision of goods or services which are part of the product or services portfolio of Seller and its Affiliates offered to the Business and also to third parties other than Affiliates of Seller, (ii) except for Security and Contracts in connection with, or relating to, Security, and (iii) except for Contracts in connection with, or relating to, the Intragroup Financing and the Supply Chain Finance Arrangements.

"Guaranteed Sites"	shall have the meaning as set forth in Article 20.3.
"Hazardous Materials"
means any pollutant, chemical, substance and any toxic, infectious, carcinogenic, reactive, corrosive, ignitable or flammable chemical, or chemical compound, or hazardous substance, material or waste, whether solid, liquid or gas, that is subject to regulation, control or remediation under any Environmental Laws, including without limitation, any quantity of asbestos in any form, urea formaldehyde, PCBs, toxic mold, radon gas, crude oil or any fraction thereof, all forms of natural gas, petroleum products or by-products or derivatives.

"HGB"	means the German Commercial Code (Handelsgesetzbuch).
"HIPAA"	shall have the meaning as set forth in Article 17.2.12(c).
"Hiring Party"	shall have the meaning as set forth in Article 10.14.
"HSR Act"	means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the regulations promulgated thereunder.
"i.s.h.med Business"	shall have the meaning as set forth in Annex B.
"i.s.h.med LATA"	shall have the meaning as set forth in Article 25.3.
"i.s.h.med Product Rights"	shall have the meaning as set forth in Article 25.1.
"IFRS"	means the International Financial Reporting Standards as published by the IFRS Foundation.
"Improvements"
means with respect to any real property, all buildings, fixtures, improvements and facilities located on or attached to such real property or owned or leased by Seller, Local Seller or a Seller Group Company, as applicable, and used in, on or at such real property, together with: (a) any and all loading docks, parking lots, garages, and other facilities serving any such buildings; (b) landscaping and site improvements; and (c) any construction work in progress and building materials located on or at such real property or intended to be used in such construction work.

"Inactive US Business Employee"	shall have the meaning as set forth in Article 10.1.
"Indebtedness"	means (a) all indebtedness, whether or not contingent, for borrowed money, (b) all obligations evidenced by notes, bonds, debentures or other similar instruments.
"Indicative Annexes"
means the following Annexes: (i) Annex 2.1, (ii) Annex 3.1.1 Fixed and Other Tangible Assets, (iii) Annex 4.1 Transferred Licensing-out Agreements, (iv) Annex 5.2 Securities, (v) Annex 8.3 Transferred Software, (vi) Annex 8.3-b Transferred Commercial Software Products, (vii) Annex 8.6 Transferred Licensing-in Agreements, and (viii) Annex 9, Parts C, D, E & F Real Estate.

"Individual Employment Agreements"	shall have the meaning as set forth in the definition of "Employee Plans."
"Information Recipient"	shall have the meaning as set forth in Article 27.3.2(a).
"Insurance Policies"
means all insurance policies and insurance contracts of Seller and its Subsidiaries which were or are in effect at any time at or prior to the Effective Date in each case, to the extent that such Insurance Policies were maintained for the benefit of Sellers with respect to the Business, the Entire Transferred Assets and/or the Assumed Liabilities.

"Intra-Business Contracts"
are Assumed Contracts entered into between units of the Business so that all rights and obligations arising thereunder will be sold and transferred under this Agreement to Purchaser or a Designated Purchaser.

"Intragroup Financing"	shall have the meaning as set forth in Article 3.2.8 .
"Intragroup Lease Arrangements"	shall have the meaning as set forth in Article 9.3.2
"IP"
means all worldwide (a) Patents (b) Know-How, (c) Software, (d), Trademarks, (e) Internet domain names, (f) Copyrights, and (g) any other intellectual property rights, including any registrations or applications for registration of any of the foregoing.

"IRD"	shall have the meaning as set forth in Article 3.2.8.
"IRS"	means the United States Internal Revenue Service.
"ITH Share"	shall have the meaning as set forth in Article 2.1.
"ITH"	shall have the meaning as set forth in Article 2.1.
"Joint Investments Agreement"	shall have the meaning as set forth in Article 13.
"Know-how"
means all information and data (irrespective as to whether such information and data is available by way of documentation, orally or in electronic format and irrespective as to whether or not copyrightable, patentable or protected by any other intellectual property rights) including but not limited to trade secrets, Copyrights except for Software, unregistered Trademarks and any goodwill associated therewith, technical information, business data, knowledge, expertise, inventions and invention disclosures – both to the extent not covered by a Patent –, drawings and associated data, and manuals.

"Liabilities"
means, with respect to any Person, any liability or obligation of such Person, whether known or unknown, absolute or contingent, accrued or unaccrued, matured or unmatured, disputed or undisputed, liquidated or unliquidated, secured or unsecured, joint or several, due or to become due, vested or unvested, executory, determined, determinable or otherwise, and whether or not the same is required to be accrued on the financial statements of such Person, including those arising under any Law or any Contract.

"Local Asset Transfer Agreements"	shall have the meaning as set forth in Article 12.1.
"Local Seller US"	means the Local Seller under the US LATA.
"Local Seller"	shall have the meaning as set forth in Article 2.1.
"Losses"	shall have the meaning as set forth in Article 18.2.

"Mark SIEMENS"
shall mean the trademark "SIEMENS" in the form and color as set forth in Annex 8.12.4, registered in the name of Siemens with the World Intellectual Property Organization under registration number 637074.

"Material Agreement"	shall have the meaning as set forth in Article 17.2.8.
"Material"
shall mean any material (print or electronic) relating to products and/or services including but not limited to advertising material, manuals, packaging material, product descriptions, leaflets, hand outs, material used in connection to trade fairs, exhibits or presentations, but always excluding Business Papers.

"Name Affix"	shall mean any addendum (such as "A Siemens Company") which incorporates the word "Siemens" or any other Siemens Designation and is used in connection with a commercial designation.
"New Employer"	shall have the meaning as set forth in Article 10.1.
"New Lease Agreement"	shall have the meaning as set forth in Article 9.3.3.
"New Terms and Conditions"	shall have the meaning as set forth in Article 4.5.
"Notice of Objection"	shall have the meaning as set forth in Article 16.5.
"Objecting Employee"	shall have the meaning as set forth in Article 10.8.
"Open Source Materials"
means all Software or other material that is distributed as "free software", "open source software" or under a similar licensing or distribution model, including without limitation the GNU General Public License (GPL), GNU Lesser General Public License (LGPL), Mozilla Public License (MPL), BSD Licenses, the Artistic License, the Netscape Public License, the Sun Community Source License (SCSL) the Sun Industry Standards License (SISL) and the Apache License and any variant or derivative of any of the foregoing licenses, or any other license approved as an open source license by the Open Source Initiative.

"Ordinary Course of Business"	shall mean the operation of the Business in the usual and customary way and consistent with past practices.
"Overall Cap"	shall have the meaning as set forth in Article 18.11.
"Party" or "Parties"	shall have the meaning as set forth on the cover page.
"Patents"
shall mean patents, utility models, design patents, and all related continuations, continuations-in-part, divisionals, reissues, re-examinations, substitutions, and extensions thereof, and any registrations or applications for registration of any of the foregoing.

"Pension Amount"	shall have the meaning as set forth in Annex 10.11.
"Permits"	shall have the meaning as set forth in Article 17.2.9.

"Permitted Encumbrances"
means with respect to any asset any Encumbrance which (i) is a security right in favor of Tax Authorities or other Authorities for current taxes not yet due and payable, or (ii) is a purchase money lien or lien securing rental payments under capital or financing lease arrangements incurred in the Ordinary Course of Business, or (iii) is a customary retention of title right granted in the Ordinary Course of Business, or (iv) is a customary right granted in favor of suppliers, mechanics, workmen, carriers and the like arising in the Ordinary Course of Business which are not yet due and payable; provided that with respect to the Transferred Real Property only, Permitted Encumbrances shall include those Encumbrances listed on Annex 17.2.6.

"Person"	shall mean any individual, group, corporation, partnership, limited liability company, Governmental Entity or other organization or entity.
"Post-Acceptance Cost Over-runs on Project Execution Costs"	shall have the meaning as set forth in Article 24.3.
"Post-Effective Date Tax Period"	means any Tax Period beginning after the Effective Date and that portion of a Straddle Period beginning after the Effective Date.
"PPA"	shall have the meaning as set forth in Article 15.5.
"Pre-Acceptance Cost Over-runs on Project Implementation Costs"	shall have the meaning as set forth in Article 24.2.
"Pre-Effective Date Tax Period"	shall have the meaning as set forth in Article 3.2.2.
"Preliminary Purchase Price"	shall have the meaning as set forth in Article 15.2.
"Premises To Be Vacated"	shall have the meaning as set forth in Article 9.5.1.
"Premises"	shall have the meaning as set forth in Article 9.4.1.
"Prerequisites for Seller Defence"	shall have the meaning as set forth in Article 18.7.2.
"Primarily Occupied"	shall have the meaning as set forth in Article 9.2.1
"Privacy and Security Laws"	shall have the meaning as set forth in Article 17.2.12(c).
"Properties"	shall have the meaning set forth in Article 17.2.7(b).
"Property Tax Matter"	shall have the meaning set forth in Article 18.8.1.
"Property Taxes"	means all real property Taxes, and personal property Taxes and similar ad valorem Taxes, but excluding Transfer Taxes.

"PTO"	shall have the meaning set forth in Article 10.15.
"Purchase Price"	shall have the meaning as set forth in Article 15.1.
"Purchaser"	shall have the meaning as set forth at the cover page.
"Purchaser 401(k) Plan"	shall have the meaning as set forth in Article 10.7.3.
"Purchaser’s Bank Account"	shall have the meaning as set forth in Article 23.6.
"Purchaser Licensed IP"	shall have the meaning as set forth in Article 8.5.1.
"Purchaser Representatives"	shall have the meaning as set forth in Article 21.3.1.
"Real Property Sale and Transfer Agreement"	shall have the meaning as set forth in Article 12.2.
"Reasonable Best Efforts"
means the use of those efforts which a reasonable person would use to achieve the intended objective if (i) it strongly desired such outcome, and (ii) if all of the potential benefits of such efforts would accrue to such person.

"Receiving Party"	shall have the meaning as set forth in Article 27.3.1.
"Replacement Letters"	shall have the meaning as set forth in Article 5.2.1.
"Required Permits"	shall have the meaning as set forth in Article 11.1.
"Retention Materials"	shall have the meaning as set forth in Article 22.2.
"Review Period"	shall have the meaning as set forth in Article 16.5.
"Right of First Refusal"	shall have the meaning as set forth in Article 25.1.
"Right of Last Offer"	shall have the meaning as set forth in Article 25.1.
"Rules"	shall have the meaning as set forth in Article 28.2.2(a).
"SAP Agreements"	means the reseller agreement dated 30 October 2009, the cooperation agreement dated 7 February 1995 and the frame agreement 23 March 1994, each entered into between Seller and SAP.
"SAP Waiver"
means the waiver by SAP of its rights in respect of the acquisition of the i.s.h. med Business under or in connection with the SAP Agreements, such waiver to be in a form reasonably acceptable to Seller.

"SAP"	shall have the meaning as set forth in Article 25.1.
"SEC"	shall have the meaning as set forth in Article 14.5.
"Securities"	means guarantees, suretyship, letters of credit, letters of support or other securities of any kind which Seller or any of its Affiliates have issued or guaranteed to the benefit of the Business.
"Sell Off Period"	shall have the meaning as set forth in Article 8.12.4.

"Seller"	shall have the meaning as set forth at the cover page.
"Seller Group Company"	shall mean a member of the Seller Group.
"Seller Group"	shall mean Seller and its Affiliates.
"Seller Licensed IP"	means the Seller Licensed Know-How, Seller Licensed Patents and Seller Licensed Software.
"Seller Licensed Know-How"
means Seller's or the Local Seller's Know-how, which (i) the Business is actually using in the Business Field as of the Effective Date, or with regard to which the Business has undertaken specific preparatory actions for the use in the Business Field as of the Effective Date and (ii) is not Transferred Know-how.

"Seller Licensed Object Code Software"
means Seller's or the Local Seller's Software in object code format which (i) the Business is actually using and/or distributing in the Business Field as of the Effective Date or with regard to which the Business has undertaken specific preparatory actions for the use and/or distribution in the Business Field as of the Effective Date and (ii) is not Transferred Software.

"Seller Licensed Patents"
means Seller's or the Local Seller's Patents which (i) the Business is actually using in the Business Field as of the Effective Date, or with regard to which the Business has undertaken specific preparatory actions for the use in the Business Field as of the Effective Date and (ii) are not Patents constituting Transferred Registered IPR, including the Patents listed in Annex 8.6.1(a).

"Seller Licensed Software"	shall mean Seller Licensed Object Code Software and Seller Licensed Source Code Software.
"Seller Licensed Source Code Software"
shall mean Seller's or the Local Seller's Software in source code format which (i) the Business is using in the Business Field as of the Effective Date or with regard to which the Business has undertaken specific preparatory actions for the use in the Business Field as of the Effective Date and (ii) which is exhaustively listed in Annex 8.6.1(b).

"Seller Representatives"	shall have the meaning as set forth in Article 21.3.1.
"Seller's Bank Account"	shall have the meaning as set forth in Article 15.3.
"Seller's Best Knowledge"	shall have the meaning as set forth in Article 18.12.
"Seller's Deal Team"	shall mean exclusively the individuals listed in Annex 18.12.
"Separate Contracts"	shall have the meaning as set forth in Article 4.3.2

"Shared Contracts"	shall have the meaning as set forth in Article 4.3.1.
"Shared Leased Premises"	shall have the meaning as set forth in Article 9.4.1.
"Shared Licensing-in Agreements"
means license agreements which are not Transferred Licensing-in Agreements and under which, as of the Effective Date, a third party has licensed to Seller or the Local Sellers (i) Patents which are applicable to the Business in the Business Field on the Effective Date and /or (ii) other IP which is used and/or distributed by the Business in the Business Field on the Effective Date.

"Shared Owned Premises"	shall have the meaning as set forth in Article 9.3.1.
"Siemens Conditions"	shall have the meaning as set forth in Article 4.5.
"Siemens Designation"
shall mean the Mark SIEMENS as well as any designation(s) "Siemens", "Si", any similar reference to the designation "Siemens", any abbreviations thereof and/or any word or logo which is in the reasonable opinion of Seller confusingly similar thereto.

"Signage"	shall mean the signage on/in buildings or on street signs providing direction to the facilities of the Business and/or marking the facilities of the Business.
"Signing Date"	means the date and time of the signing of this Agreement.
"Site Guarantee Period"	shall have the meaning as set forth in Article 20.3.
"Software"	means software in object code format and in source code format and all Copyrights and trade secrets pertaining thereto.
"Statements"	shall have the meaning as set forth in Article 17.1.
"Straddle Period"	means any Tax Period beginning before or on and ending after the Effective Date.
"Stub Financial Statements"	shall have the meaning as set forth in Article 14.5.
"Sublease Agreement"	shall have the meaning as set forth in Article 9.2.3.
"Supply Chain Finance Arrangements"	shall have the meaning as set forth in Article 6.3.
"Supply Chain Finance Liabilities"	shall have the meaning as set forth in Article 6.3.
"Support Agreement"	shall have the meaning as set forth in Article 23.5.
"Target Domains"	shall have the meaning as set forth in Article 8.12.5.

"Tax" or "Taxes"
means any (i) federal, state or local tax within the meaning of the German General Code (Abgabenordnung), German social security contribution or other German public charge, and (ii) federal, state, local or non-German income, gross receipts, branch profits, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, escheat, environmental, customs duties, capital stock, franchise, profits, withholding, social security, unemployment, disability, real property, personal property, sales, use, transfer, registration, ad valorem, value added, alternative or add-on minimum or estimated tax or other tax of any kind whatsoever, including any interest, penalty or addition thereto, whether disputed or not and including any obligation to indemnify or otherwise assume or succeed to the Tax liability of any other person by law, by Contract or otherwise. For the avoidance of doubt: deferred taxes (latente Steuern and similar concepts under non-German applicable law serving balance sheet presentation purposes) are not Taxes within the meaning of this definition.

"Tax Period"	shall have the meaning as set forth in Article 3.2.2.
"Tax Return"	shall mean any return, declaration, report, claim for refund, or information return or other document relating to Taxes, including any schedule or attachment thereto or amendment thereof.
"Third Party Claims"
means any claim or threat with legal proceedings by a third party, including the threatening or ordering of any measure by any Governmental Authority, which is reasonably likely to give rise to liability of Seller or its Affiliates under or in connection with any Transaction Document.

"Third Party Consent"	shall have the meaning as set forth in Article 7.1.
"Trade Receivables"	shall have the meaning as set forth in Article 3.1.3.
"Trademarks"	shall mean trademarks and service marks and any registrations or applications for registration thereof.
"Transaction Documents"
means this Agreement and all other agreements, instruments, certificates and other documents to be entered into or delivered by any party, pursuant to any of the foregoing, including the Local Asset Transfer Agreements, the IP assignment deeds, and the Real Property Sale and Transfer Agreement.

"Transaction Expenses"
means any cost, expense, payment, expenditure or Liability of the Business and for which Purchaser or its Affiliates would otherwise become liable (including legal fees and expenses, broker fees, accounting fees and expenses and financial advisory fees (including [J.P. Morgan]) and expenses), whether incurred prior to the date of this Agreement, from the Signing Date through the Closing or at or after the Closing (and even if the invoice for such fee or expense is not issued until after the Closing), that relates to the Transactions (including any Transaction Documents, excluding, however, where these costs, expense, payment, expenditure or liability are incurred by or on the initiative of the Purchaser or its Affiliates).

"Transactions"	means the transactions contemplated by the Transaction Documents.
"Transfer Taxes"	shall have the meaning as set forth in Article 27.1.
"Transferred Assets"	shall have the meaning as set forth in Article 3.1.
"Transferred Commercial Software Products"	means the Software listed in Annex 8.3-b (provided that Seller and the Local Sellers are not transferring ownership to any third party components contained therein).
"Transferred Domains"	means the internet domain names exhaustively listed in Annex 8.4.
"Transferred Employees"	means the Business Employees that become employees of Purchaser or a Designated Purchaser following the Closing.
"Transferred IP"	means the Transferred Registered IPR, Transferred Know-how, Transferred Software and Transferred Domains.
"Transferred Key Employees"
means the Business Employees which are currently entitled to a retention bonus under the retention plan referred to in Annex 10.10; Purchaser may add additional Business Employees during the ninety (90) days following the Closing Date.

"Transferred Know-how"
means the Know-how which is owned by Seller or a Local Seller and which is exclusively used by the Business in the Business Field as of the Effective Date, including the invention disclosures set forth Annex 8.2, and for the avoidance of doubt, excluding the Registered Transferred Copyrights.

"Transferred Lease Agreements"	shall have the meaning as set forth in Article 9.2.2.

"Transferred Licensing-in Agreements"
shall mean agreements which deal predominantly or exclusively with a license grant under IP to Seller or the Local Seller and (i) which exclusively relate to the Business Field as of the Effective Date and (ii) the only IP licensed under such agreements are (A) Patents which are exclusively applicable in the Business Field as of the Effective Date and/or (B) Know-how, Software, Trademarks and/or other IP which is exclusively used and exclusively distributed by the Business in the Business Field as of the Effective Date or (iii) which are, except where the only IP licensed under such agreements is Software, exhaustively listed in Annex 8.7.

"Transferred Licensing-out Agreements"
means agreements (i) which, on the Closing Date, exclusively (including any back-licenses) relate to the Business Field, (ii) dealing predominantly or exclusively with a license grant from Seller or the Local Seller to a third party under IP, (iii) the only IP licensed-out under such agreements are Transferred Registered IPR, Transferred Know-how, Transferred Software and/or Software licensed in under a Transferred Licensing-in Agreement, and (iv) which are, except where the only IP licensed under such agreements is Software, listed in Annex 4.1.

"Transferred Permits"	shall have the meaning as set forth in Article 11.2.1.
"Transferred Real Property"	shall have the meaning as set forth in Article 9.1.1.
"Transferred Registered Copyrights"	means the registered Copyrights listed in Annex 8.1.1(iii).
"Transferred Registered IPR"
shall mean only those
(i) Patents (in the case of jointly owned Patents the respective fraction) which are exhaustively listed in Annex 8.1.1(i).
(ii) Trademarks which are exhaustively listed in  Annex 8.1.1(ii); and
(iii) Transferred Registered Copyrights which are exhaustively listed in Annex 8.1.1 (iii).

"Transferred Shared Function Employees"	shall have the meaning as set forth in Article 10.2.

"Transferred Software"
shall mean (i) Seller's or the Local Seller's Software in object code format and – to the extent available in the Business as of the Effective Date – in source code format which is exclusively used and exclusively distributed by the Business in the Business Field as of the Effective Date, including the Software listed in Annex 8.3-a, excluding any third party software components contained therein, and (ii) the Software on the list of Transferred Commercial Software Products.

"Transitional Services Agreements"	shall have the meaning as set forth in Article 23.3.2.
"Updated Indicative Annexes"	shall have the meaning as set forth in Article 27.13.1
"US"	shall means the United States of America.
"US Asset Consideration"	shall have the meaning as set forth in Article 16.8.1.
"US Assets"	shall have the meaning as set forth in Article 16.8.1.
"US LATA"	shall be the Local Asset Transfer Agreement entered into with respect to the US.
"USD LIBOR"
shall mean the indication of the London Interbank Offered Rate (LIBOR) for US Dollar deposits for a one month period as quoted on Thomson Reuters page code LIBOR01 at or around 11:00 am CET, calculated on an actual days/360 day count, two banking days before the interest period starts. Banking day means any day on which the banks are open for business in London, United Kingdom.

"US Property Taxes"	means all US real property Taxes, and US personal property Taxes.
"US Transferred Employee"	shall have the meaning as set forth in Article 10.4.3.
"VAT"	shall have the meaning as set forth in Article 15.2.
"WARN"	shall have the meaning as set forth in Article 10.17.
"Working Capital Statement"	shall have the meaning as set forth in Article 16.2.
"Working Capital"	shall have the meaning as set forth in Article 15.1.2.
"ZPO"	means the German Code of Civil Procedure (Zivilprozessordnung).

The following Annexes have been omitted:

Annex 2.1
Local Sellers

Annex 3.1.1
Fixed and Other Tangible Assets

Annex 3.1.6
Data Room Index

Annex 4.1
Transferred Licensing-out Agreements

Annex 4.2.6
Excluded Settlement Agreements

Annex 5.2
Securities

Annex 8.1.1(i)
Patents

Annex 8.1.1(ii)
Trademarks

Annex 8.1.1(iii)
Transferred Registered Copyrights

Annex 8.2
Invention Disclosures

Annex 8.3-a
Transferred Software

Annex 8.3-b
Transferred Commercial Software Products

Annex 8.4
Transferred Domains

Annex 8.7
Transferred Licensing-in Agreements

Annex 8.6.1(a)
Seller Patents which are Licensed and Covered by Covenant

Annex 8.6.1(b)
Seller Licensed Source Code Software

Annex 8.9-a
Pending oppositions or nullity actions against third-party Patents or Trademarks

Annex 8.9-b
Pending oppositions or nullity actions by third parties against Transferred Registered IPR

Annex 8.12.4
Mark SIEMENS

Annex 8.12.5
Excluded Domains

Annex 8.16
Transferred Litigation

Annex 9
Real Estate

Annex 10.1
Business Employees

Annex 10.10
Retention Bonus Plan

Annex 10.11
Pension Schedule

Annex 12.1
LATA Template

Annex 12.2
Real Property Sale and Transfer Agreement

Annex 13
Global Alliance Agreement and Joint Investments Agreement

Annex 14.4
Jurisdictions where Merger Control Approvals are required

Annex 15.1.2
Working Capital

Annex 17.2.2
Financial Information

Annex 17.2.3
Conduct of Business

Annex 17.2.4(a)
Entitlement for Transferred Assets

Annex 17.2.4(b)
Entitlement for ITH Share

Annex 17.2.6
Encumbrances of Transferred Real Property

Annex 17.2.7
Environmental Matters

Annex 17.2.8
Material Agreements

Annex 17.2.8(a)(ii)
Material Supplier Contracts and Royalties

Annex 17.2.11(a)
U.S. and Foreign Registrations and Applications for Registration constituting Transferred Registered IPR

Annex 17.2.11(b)-1
Ownership of Transferred IP and rights in Transferred Commercial Software Products together with Licenses

Annex 17.2.11(b)-2
Licenses to Transferred Commercial Software Products
(to be provided post signing)

Annex 17.2.11(c)
Contentious IPR

Annex 17.2.11(d)
Written notices of violations of third party IP and requesting license grants

Annex 17.2.12
Compliance with Law

Annex 17.2.13
Required Filings, Authorizations or Approvals

Annex 17.2.14
Trade Practices

Annex 17.2.15
Litigation

Annex 17.2.16(a)
Employee Plans
Annex 17.2.16(f)
Obligations for post-employment, post-service or retiree health benefits or life insurance coverages to Business Employees in the US

Annex 17.2.16(h)
Entitlement of Business Employees in the US to payments or accelerations due to Transaction

Annex 17.2.17(a)
Collective Bargaining Agreements

Annex17.2.17(d)
Labour Disputes with Business Employees

Annex 18.12
Seller's Deal Team

Annex 21.3.1
Seller Representatives

Annex 21.3.2
Purchaser Representatives

Annex 23.3.2
Transitional Services Agreement

Cerner Corporation will furnish supplementally a copy of any omitted Annex to the Commission upon request.